ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2023
DATED: MARCH 6, 2024

ITEM 1.GENERAL PROVISIONS
1.1Glossary of Terms
Except as otherwise defined herein, the following terms used but not otherwise defined in this Annual Information Form have the meanings set out below. Words importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.
“2018 Note Offering” means the offering of units of the Company that closed on April 30, 2018 for aggregate gross proceeds of approximately US$98 million. Each unit consisted of US$1,000 principal amount of 2024 Gold-Linked Notes and 124 2024 Warrants.
“2020 Aris Gold Indenture” means the trust indenture among Aris Holdings, TSX Trust and the Collateral Agent dated November 5, 2020, as supplemented on February 8, 2022, pursuant to which the 2027 Aris Holdings Notes were issued.
“2020 Special Warrant Private Placement” means the bought deal private placement of 22,222,222 Special Warrants by Caldas Gold (now Aris Holdings) at a price of C$2.25 per Special Warrant for aggregate gross proceeds of approximately C$50,000,000 that closed on July 29, 2020.
“2021 Indenture” means the indenture dated as of August 9, 2021, as further amended, supplemented, amended and restated or otherwise modified and in effect from time to time, entered into between the Company, AM Segovia, ETK and Bank of New York Mellon in connection with the issuance of the 2026 Unsecured Notes.
“2021 Offering” means the offering of 2026 Unsecured Notes pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933 that closed on August 9, 2021 for aggregate gross proceeds of US$300 million.
“2024 Debenture Indenture” means the indenture dated April 4, 2019, as amended on March 24, 2021 and as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, entered into between the Company and TSX Trust in connection with the issuance of the 2024 Debentures.
“2024 Debenture Offering” means the underwritten offering of 2024 Debentures of the Company that closed on April 4, 2019 for aggregate gross proceeds of C$20,000,000.
“2024 Debentures” means the convertible unsecured subordinated debentures of the Company issued in connection with the 2024 Debenture Offering in denominations of C$1,000 and integral multiples thereof and that bear interest at a rate of 8.0% per annum. The 2024 Debentures may be converted into Common Shares at any time up to April 5, 2024, at a conversion rate of approximately 210.53 Common Shares per C$1,000 principal amount, subject to adjustment in certain circumstances, which equates to an initial conversion price of C$4.75 per Common Share. As of December 31, 2023, there was C$18,000,000 aggregate principal amount of 2024 Debentures outstanding.
“2024 Gold-Linked Notes” means the senior secured notes issued in connection with the 2018 Note Offering that traded on the TSX under the symbol “GCM.NT.U”. The 2024 Gold-Linked Notes have been fully redeemed by the Company.
“2024 Unlisted Warrants” means the common share purchase warrants issued by Caldas Gold (now Aris Holdings) pursuant to the RTO Warrant Indenture, each of which is exercisable into one-half of one Common Share at an exercise price of C$3.00 per 2024 Unlisted Warrant for an exercise price of C$6.00 per whole Common Share until December 19, 2024.
“2024 Warrants” means the warrants issued in connection with the 2018 Note Offering that trade on the TSX under the symbol “ARIS.WT.B”. Each 2024 Warrant entitles the holder thereof to purchase one Common Share at any time prior to April 30, 2024 at an exercise price of C$2.21 per Common Share.
“2025 Warrant Indenture” means the warrant indenture between Caldas Gold (now Aris Holdings) and Odyssey dated July 29, 2020, as modified and supplemented by the first supplemental warrant indenture between Caldas Gold (now Aris Holdings) and Odyssey dated August 26, 2020, by the second supplemental warrant indenture between Caldas Gold (now Aris Holdings) and Odyssey dated December 3, 2020 and by the third supplemental warrant indenture between the Company, Aris Mining and Odyssey dated September 26, 2022, pursuant to which the 2025 Warrants were issued.

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“2025 Warrants” means the Common Share purchase warrants that trade on the TSX under the symbol “ARIS.WT.A”. The 2025 Warrants were issued pursuant to the 2025 Warrant Indenture, each of which is exercisable into one-half of one Common Share at an exercise price of C$2.75 per 2025 Warrant for an effective exercise price of C$5.50 per whole Common Share until July 29, 2025, subject to the terms and conditions contained in the 2025 Warrant Indenture.
“2026 Unsecured Notes” means the US$300 million aggregate principal amount of senior unsecured notes due on August 9, 2026 issued in connection with the 2021 Offering and issued in denominations of US$200,000 and integral multiples of US$1,000 in excess thereof; the 2026 Unsecured Notes trade on the SGX under the symbols “DCWB” and “GNDB” at a coupon rate of 6.875%.
“2027 Aris Holdings Notes” means the senior secured gold-linked notes of Aris Holdings (formerly, Aris Gold) which bear interest at a rate of 7.5% per annum and mature on August 26, 2027 and which were issued in denominations of US$1.00 and integral multiples of US$1.00 in excess thereof. As of December 31, 2023, there was an aggregate principal amount of US$58.6 million 2027 Aris Holdings Notes outstanding.
“AISC” means all-in sustaining costs.
“AM Segovia” means Aris Mining (Panama) Segovia S.A. (formerly Gran Colombia Gold Segovia S.A. and, before that, Zandor Capital S.A.), the Panamanian joint venture company used by GCM and Medoro as a vehicle for completing the acquisition whereby AM Segovia, through its Colombian branch, acquired all of the assets of Frontino Gold Mines Ltd.
“Annual Information Form” means this Annual Information Form dated March 6, 2024 in respect of the fiscal year ended December 31, 2023.
“Aris Debenture” has the meaning given to such term in “General Development of the Business – Year Ended December 31, 2022 – 2022 Investment in Aris Gold”.
“Aris Gold” means Aris Gold Corporation, now Aris Mining Holdings Corp.
“Aris Holdings” means Aris Mining Holdings Corp., an amalgamated corporation formed by the amalgamation of Aris Gold and 1373945 B.C. Ltd.
“Aris Mining Board and Management” has the meaning given to such term in “General Development of the Business – Year Ended December 31, 2022 – Aris Mining Transaction”.
“Aris Mining Marmato” means Aris Mining Marmato S.A.S., formerly Caldas Gold Marmato S.A.S., a wholly-owned subsidiary of the Company and existing under the laws of Colombia.
“Aris Mining Panama” means Aris Mining (Panama) Marmato Inc. (formerly Aris Gold Panama Inc.), a wholly-owned subsidiary of the Company existing under the laws of Panama.
“Aris Mining Transaction” has the meaning given to such term in “General Development of the Business – Year Ended December 31, 2022 – Aris Mining Transaction”.
“Aris Subscription Receipt Agreement” means the subscription receipt agreement providing for the issuance of the Aris Subscription Receipts among the Company, BC124 and Odyssey dated as of December 3, 2020, pursuant to which the Aris Subscription Receipts were issued.
“Aris Subscription Receipt Private Placement” means the non-brokered private placement of 37,777,778 Aris Subscription Receipts at a price of C$2.25 per Aris Subscription Receipt for aggregate gross proceeds of C$85,000,000 which was led by BC124 that closed on December 3, 2020.
“Aris Subscription Receipts” means the subscription receipts issued pursuant to the Aris Subscription Receipt Agreement in connection with the Aris Subscription Receipt Private Placement, each of which was converted, for no additional consideration or action on the part of the holder thereof, into one common share in the capital of Aris Gold (now Aris Holdings) and one 2025 Warrant on February 4, 2021.
“Audit Committee” means the audit committee of the Company.

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“August 2024 Gold X Warrants” means the warrants issued by Gold X (now Aris Mining Guyana Holdings Corp.) on August 27, 2019 pursuant to the terms of their warrant certificates. Each August 2024 Gold X Warrant is exercisable into 0.6948 of one Common Share at an exercise price of C$2.80 per August 2024 Gold X Warrant until August 27, 2024.
“BC124” means 1247964 B.C. Ltd.
“BCBCA” means the Business Corporations Act (British Columbia).
“Board” means the board of directors of the Company.
“Caldas Gold” means Caldas Gold Corp., a corporation resulting from the Caldas RTO and existing under the BCBCA. On February 4, 2021, Caldas Gold was renamed Aris Gold, now Aris Holdings.
“Caldas RTO” means the spin-off of the Company’s assets in the Marmato Mine through a reverse takeover transaction completed with Bluenose Gold Corp. on February 25, 2020. The resulting issuer was renamed Caldas Gold Corp. (now Aris Holdings) and was listed on the TSX Venture Exchange at such time.
“Caldas RTO Financings” means, collectively, (a) the non-brokered private placement of units of Caldas Finance Corp. at a price of C$2.00 per unit for aggregate gross proceeds of C$15,000,000 that closed on February 7, 2020 and (b) the offering of subscription receipts of Caldas Finance Corp. for C$2.00 per subscription receipt for aggregate proceeds of C$6,585,000 that closed on December 19, 2019.
“Cboe Canada” means the Cboe Canada stock exchange, formerly the Neo Exchange Inc.
“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.
“Collateral Agent” means TSX Trust in its capacity as collateral agent on behalf of the holders of 2027 Aris Holdings Notes and WPMI.
“Common Shares” means the common shares in the capital of the Company.
“Company”, “Aris Mining”, “our”, “we” or “us” means Aris Mining Corporation, formerly “GCM Mining Corp.” or “GCM”, a company existing under the laws of the Province of British Columbia
“COP” means Colombian pesos.
“Corpocaldas” has the meaning given to such term in “General Development of the Business – Year Ended December 31, 2023 – Receipt of Marmato Lower Mine License”.
“Delegated Authority” has the meaning given to such term in “Audit Committee Information – Pre-Approval Policies and Procedures”.
“Deposited Ounces” has the meaning given to such term in “Description of Capital Structure – Notes – 2027 Aris Holdings Notes”.
“DSU” means deferred share units.
“EBITDA” means earnings before interest, taxes, depreciation, and amortization.
“Echandia Mining Title” means the area of approximately 59.4 hectares covered by a contract awarded by the National Mining Agency of Colombia to Minera Croesus S.A.S., a wholly-owned subsidiary of the Company, under contract registration number RPP_357 in Marmato, Caldas Department, Colombia.
“ESG” means environmental, social and governance.
“ESTMA” has the meaning given to such term in “Risk Factors – Corruption”.

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“ETK” means ETK, Inc., owner of the Toroparu Project.
“Exchange Ratio” has the meaning given to such term in “General Development of the Business – Year Ended December 31, 2022 – Aris Mining Transaction”.
“Floor Price” has the meaning given to such term in “Description of Capital Structure – Notes - 2027 Aris Holdings Notes”.
“GAAP” means generally accepted accounting principles.
“GCM Mining” or “GCM” mean GCM Mining Corp, presently Aris Mining Corporation, a company existing under the laws of the Province of British Columbia.
“Gold Trust Account” has the meaning given to such term in “Description of Capital Structure – Notes - 2027 Aris Holdings Notes”.
“Gold X” means Gold X Mining Corp., now named Aris Mining Guyana Holdings Corp.
“Gold X Arrangement” means the statutory plan of arrangement under the BCBCA whereby GCM acquired all of the issued and outstanding Gold X Shares not already owned by GCM in exchange for Common Shares on the basis of the Gold X Exchange Ratio.
“Gold X Exchange Ratio” has the meaning given to such term in “General Development of the Business – Year Ended December 31, 2021 – 2021 Gold X Arrangement”.
“Gold X Shares” means the common shares of Gold X (now named Aris Mining Guyana Holdings Corp.).
“Gold X Warrants” means, collectively, the June 2024 Gold X Warrants and the August 2024 Gold X Warrants.
“ICSID” has the meaning given to such term in “Legal Proceedings and Regulatory Actions – Legal Proceedings”.
“IFRS” means the International Financial Reporting Standards, accounting standards issued by the IFRS Foundation and the International Accounting Standards Board.
“Insolvency Proceedings” has the meaning given to such term in “Risk Factors – Bankruptcy and Insolvency Laws”.
“Intercreditor Agreement” means the intercreditor agreement among TSX Trust, WPMI, Aris Holdings, Aris Mining Panama, Aris Mining Marmato and SARC dated November 5, 2020.
“Juby Project” means the exploration-stage gold project located approximately 15 km west-southwest of the town of Gowganda and 100 km south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt in Ontario, Canada.
“June 2024 Gold X Warrants” means the warrants issued by Gold X (now Aris Mining Guyana Holdings Corp.) on June 12, 2019 pursuant to the terms of their warrant certificates. Each June 2024 Gold X Warrant is exercisable into 0.6948 of one Common Share at an exercise price of C$1.32 per June 2024 Gold X Warrant until June 12, 2024.
“Lower Mine” means the mineral resources and reserves currently under construction located at the Zona Baja Mining Title at the Marmato Mine, consisting of porphyry style gold mineralization below 950 m elevation.
“Marmato Mine” means the gold-silver operation at Marmato, Caldas Department, Colombia, comprising three contiguous properties: Zona Alta Property, Zona Baja Property and Echandia Property, as more particularly described in the Marmato Technical Report, including the Marmato Mine, the existing 1,200 tpd processing plant and the area encompassing the Upper Mine and Lower Mine.
“Marmato PMPA” means the precious metals purchase agreement among WPMI, Aris Holdings, SARC, Aris Mining Marmato and Aris Mining Panama dated November 5, 2020, as amended on April 15, 2021 by the First Amending Agreement to the Precious Metals Purchase Agreement and as further amended on March 21, 2022 by the Second Amending Agreement to the Precious Metals Purchase Agreement.

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“Marmato Technical Report” has the meaning given to such term in “General Provisions – Scientific and Technical Information”.
“MD&A” means Management’s Discussion & Analysis.
“Medoro” means Medoro Resources Ltd., the predecessor of Medoro Resources (B.C.) Inc. that existed under the Business Corporations Act of the Yukon Territory.
“Minesa” means Sociedad Minera de Santander S.A.S.
“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.
“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations issued by the Canadian Securities Administrators.
“NI 52-110” means National Instrument 52-110 – Audit Committees issued by the Canadian Securities Administrators.
“NYSE American” means the NYSE American LLC.
“Odyssey” means Odyssey Trust Company.
“Option” means a stock option granted by the Company to purchase Common Shares pursuant to the Company’s amended and restated incentive stock option plan adopted by the Board on March 14, 2023 and approved by the Shareholders on May 11, 2023.
“OTCQX” means the OTCQX® Best Market in the United States.
“PFS” means Prefeasibility Study.
“PMA” has the meaning given to such term in “General Development of the Business – Year Ended December 31, 2023 – Receipt of Marmato Lower Mine License”.
“Preferred Shares” means preferred shares, issuable in series, in the capital of the Company.
“Properties” means the Segovia Operations, the Toroparu Project, the Marmato Mine, the Soto Norte Project and the Juby Project.
“PSUs” means performance share units.
“Qualified Person” has the meaning given to such term under NI 43-101, section 1.1, “Definitions”.
“RTO Warrant Indenture” means the warrant indenture between Caldas Finance Corp. and Odyssey dated December 19, 2019, as supplemented by the supplemental warrant indenture among Aris Gold (now Aris Holdings) and Odyssey dated February 24, 2020, pursuant to which the 2024 Unlisted Warrants were issued.
“SARC” means South American Resources Corp., formerly a wholly-owned subsidiary of the Company, which ceased to be a standalone entity effective as of January 1, 2021 pursuant to a vertical short form amalgamation with Aris Holdings whereby all of the issued and outstanding shares of SARC were cancelled.
“SEC” means the U.S. Securities and Exchange Commission.
“SEDAR+” means the System for Electronic Document Analysis and Retrieval available at www.sedarplus.ca.
“Segovia Operations” means the Segovia operation consisting of four underground gold mines owned by Gran Colombia Gold Segovia Sucursal Colombia (now Aris Mining Segovia), a Colombian branch of AM Segovia, the Maria Dama processing plant, the polymetallic plant, and small-scale mining operations within the Company’s mining titles that are operated by miners under contract to deliver the ore mined to the Company’s Maria Dama plant for processing.

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“Segovia Technical Report” has the meaning given to such term in “General Provisions – Scientific and Technical Information”.
“Series 1 Preferred Shares” means the series 1 preferred shares in the capital of the Company, being the first series of the Preferred Shares.
“Series 1 Redemption Price” has the meaning given to such term in “Description of Capital Structure –Preferred Shares – Series 1 Preferred Shares”.
“SGX” means the Singapore Exchange Limited.
“Shareholder” means a holder of Common Shares.
“Soto Norte Project” means the advanced exploration stage underground gold and copper project located in the department of Santander, Colombia operated by Sociedad Minera de Santander S.A.S. (“Minesa”) of which MDC Industry Holding Company LLC owns 80% of a joint venture interest and Aris Holdings holds 20% of a joint venture interest, with the option to acquire a further 30% interest.
“Soto Norte Technical Report” has the meaning given to such term in “General Provisions – Scientific and Technical Information”.
“Special Warrants” means the special warrants issued by Caldas Gold (now Aris Holdings) pursuant to a warrant indenture between the by Caldas Gold and Odyssey dated July 29, 2020, entered into in connection with the 2020 Special Warrant Private Placement, each of which was automatically exercised, for no additional consideration, into one unit on September 28, 2020. Each such unit was comprised of one common share in the capital of Caldas Gold and one 2025 Warrant.
“SRK (U.S.)” means SRK Consulting (U.S.), Inc.
“SRK (UK)” means SRK Consulting (UK), Limited.

“Sustainability Committee” means the sustainability committee of the Company.
“Technical Reports” has the meaning given to such term in “General Provisions – Scientific and Technical Information”.
“Toroparu Project” means the advanced exploration stage gold and copper project comprised of the Toroparu deposit and the Sona Hill deposit located in the Cuyuni-Mazaruni Region of Guyana.
“Toroparu Technical Report” has the meaning given to such term in “General Provisions – Scientific and Technical Information”.
“Toroparu PMPA” means the amended and restated precious metals purchase agreement among WPMI, Goldheart Investment Holdings Ltd. and Sandspring Resources Ltd. (now Aris Mining Guyana Holdings Corp.) dated April 22, 2015.
“TSX” means the Toronto Stock Exchange.
“TSX Trust” means TSX Trust Company.
“Upper Mine” means the Company’s current underground producing mine at the Marmato Mine operating from levels 16 through 21 using conventional cut and fill stoping and includes the transition zone operating on levels 20 and 21 using long hole stoping and drift and fill.
“Warrant” means any warrant of the Company, including the 2024 Warrants, 2025 Warrants, June 2024 Gold X Warrants and August 2024 Gold X Warrants.
“Wheaton” means Wheaton Precious Metals Corp., the parent corporation of WPMI.
“WPMI” means Wheaton Precious Metals International Ltd.

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“Zona Baja Mining Title” means the area of approximately 952.6 ha covered by an exploration and mining contract for gold and silver (contrato en virtud de aporte) dated April 4, 1989, entered into between the Empresa Colombiana de Minas (later denominated Empresa Nacional Minera Ltda.) and Dominguez Saieh Compañia Ltda. and later assigned to Mineros Nacionales S.A. (now Aris Mining Marmato), under contract registration number 014-89M and mining title registration number GAFL-11 in the Municipality of Marmato, Caldas Department, Colombia.
1.2Forward-Looking Information
This Annual Information Form may contain or incorporate by reference information that constitutes “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form including, but not limited to, statements related to those items listed below, constitute forward-looking information. Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the forward-looking information contained herein. When used in this Annual Information Form, such information uses words such as “aims”, “anticipates”, “assumes”, “believes”, “budget”, “committed”, “continue”, “plans”, “project”, “endeavors”, “ensures”, “estimates”, “expects”, “focus”, “forecasts”, “forward”, “guidance”, “intends”, “likely”, “opportunity”, “outlook”, “pending”, “possible”, “potentially”, “predicts”, “proposed”, “scheduled”, “seeks”, “strives”, “targets” or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “generally”, “may”, “might”, “should”, “will” or “would” occur or be achieved and any other similar terminology.
The forward-looking information contained herein reflects current expectations regarding future events and operating performance and speaks only as of the date of this Annual Information Form. Generally, forward-looking information involves significant risks and uncertainties; therefore, it should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. Undue reliance should not be placed on such statements. A number of factors could cause the actual results to differ materially from the results discussed in the forward-looking information, including but not limited to, the factors discussed under “Risk Factors” herein. Although the forward-looking information is based on what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with the forward-looking information.
This Annual Information Form includes forward-looking information pertaining to, among other factors, the following:
•the nature of the Company’s mineral reserves and resources;
•the realization of the Company’s mineral reserves and resources;
•the costs, plans and timing related to the development of the Properties;
•plans for increasing the capacity of the Maria Dama processing plant within the Segovia Operations;
•the results of future production, including the 2024 annual production and cost guidance and the Company’s future financial and operating performance generally;
•the expected increase to gold production to 500,000 ounces in 2026;
•supply and demand for gold, silver and copper;
•the ability of the Company to raise capital and limitations on access to sources of financing on competitive terms which are in compliance with existing debt covenants;
•expectations regarding ability to continually add to mineral reserves through acquisitions, exploration and development;
•treatment and legal proceedings under governmental regulatory regimes, labour, environment and tax laws;
•human rights and diversity and other social and environmental matters;
•the ability of the Company to obtain new permits, licenses and extensions of its existing licenses;
•stability of economic conditions and Colombian political conditions, generally;
•capital expenditure programs and the timing and method of financing thereof;
•risk factors affecting the Company’s business; and
•our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules.
Forward-looking information is based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the assumptions made by the Company include but are not limited to:
•that regulatory licenses, permits and authorizations will be maintained;

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•future prices for gold, silver and copper;
•future currency exchange and interest rates;
•future prices for natural gas, fuel, oil, electricity and other key supplies or inputs;
•the Company’s ability to generate sufficient cash flow from operations and capital markets to meet its future obligations and continue as a going concern;
•there not being any significant disruption affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise;
•the Company’s ability to obtain the necessary permits, including but not limited to, environmental and mining permits to properly develop, operate and expand current and future projects;
•political developments in any jurisdiction in which the Company operates being consistent with the Company’s current expectations;
•the validity of its existing title to property and mineral claims;
•experts retained by the Company, technical and otherwise, being appropriately reputable and qualified;
•the viability, economically and otherwise, of maintaining and developing the Segovia Operations;
•the viability, economically and otherwise, of maintaining current operations at the Marmato Upper Mine and constructing the Marmato Lower Mine;
•the viability, economically and otherwise, of developing the Soto Norte Project;
•the viability, economically and otherwise, of developing the Toroparu Project;
•the viability, economically and otherwise, of exploring and developing the Juby Project;
•the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner to meet the Company’s demand; and
•the impact of acquisitions, dispositions, suspensions or delays on the Company’s business.
Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause the actual results to vary and, in some instances, to differ materially from those described in the forward-looking information contained in this Annual Information Form. These material risks include, but are not limited to:
•local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, including delays associated with local communities and indigenous peoples;
•changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Colombia, or Guyana, or other countries in which the Company does business or may carry on business in the future;
•uncertainties and hazards associated with gold exploration, development and mining, including but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold doré losses and blockades and operational stoppages;
•risks associated with tailings management, including at the Segovia Operations and the Marmato Mine;
•economic and political risks associated with operating in foreign jurisdictions, including emerging country risks, exchange controls, expropriation risks, political instability and corruption;
•risks associated with capital and operating cost estimates;
•dependence of operations on construction and maintenance of adequate infrastructure;
•fluctuations in foreign exchange or interest rates and stock market volatility;
•operational and technical problems;
•the Company’s ability to maintain good relations with employees and labour unions;
•reliance on key personnel;
•litigation risks;
•competition for, among other things, capital, and the acquisition of mining properties, undeveloped lands and skilled personnel;
•uncertainties relating to title to property and mineral resource and mineral reserve estimates;
•risks associated with acquisitions and integration;
•risks associated with the Company’s ability to meet its financial obligations as they fall due;
•volatility in the price of gold, silver, copper or certain other commodities relevant to the Company’s operations, such as diesel fuel and electricity;
•risks that the Company’s actual production may be less than is currently estimated;
•risks associated with servicing the Company’s indebtedness and additional funding requirements for exploration, operational programs or expansion properties, as well as to complete any large scale development projects;
•risks associated with general economic factors, including ongoing economic conditions, investor sentiment, market accessibility and market perception;

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•risks associated with secured debt, including the ability of secured creditors to enforce any judgments in an Insolvency Proceeding, any fluctuations in the value of collateral securing debt and interpretation and enforcement of bankruptcy and insolvency laws of Canada and Colombia;
•changes in the accessibility and availability of insurance for mining operations and property;
•environmental, sustainability and governance practices and performance;
•risks associated with climate change;
•risks associated with the reliance on experts outside of Canada;
•costs associated with the decommissioning of the Company’s mines and exploration properties;
•pandemics, epidemics and public health crises;
•potential conflicts of interest among the directors of the Company;
•uncertainties relating to the enforcement of civil labilities and service of process outside of Canada;
•risks associated with keeping adequate cyber-security measures;
•risks associated with operating a joint venture;
•volatility of the Company’s stock price;
•the Company’s obligations as a public company;
•the Company’s ability to pay dividends in the future; and
•other factors further discussed under “Risk Factors”.
Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that forward-looking information will prove to be accurate. Forward-looking information is provided for the purpose of providing information about management’s expectations and plans relating to the future. The forward-looking information included in this Annual Information Form is qualified by these cautionary statements and those made in the Company’s other filings with the securities regulators of Canada including, but not limited to, the cautionary statements made in the “Risks and Uncertainties” section of the Company’s most recently filed MD&A.
The forward-looking information contained herein is made as of the date of this Annual Information Form and the Company assumes no obligations to update or revise it to reflect new events or circumstances, other than as required by applicable securities laws.
This Annual Information Form contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this Annual Information Form. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
1.3General Matters
Unless otherwise indicated, all information in this Annual Information Form is as of December 31, 2023 and relates, in part, to a period of time prior to the change of the Company’s management and the Company’s Board on September 26, 2022 (as described below under “General Development of the Business – Year Ended December 31, 2022 – Aris Mining Transaction”).
In this Annual Information Form, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to “$” or “US$” are to U.S. dollars. References to “C$” are to Canadian dollars. All financial information in this Annual Information Form has been prepared in accordance with IFRS unless otherwise expressly indicated.

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1.3.1Exchange Rate Information
1.3.1.1United States Exchange Rate Information
The following table sets out the rate of exchange in effect at the end of each of the periods set out immediately below for one Canadian dollar in U.S. dollars; the high and low rate of exchange during those periods; and the average rate of exchange for those periods, each based on the daily rate of exchange as published on the Bank of Canada’s website. On March 5, 2024, the last business day preceding the date of this Annual Information Form, the exchange rate for one Canadian dollar in U.S. dollars, as published by the Bank of Canada, was C$1.00 = US$0.7363.

	High	Low	Average	End of Period
Year ended December 31
2023	0.7617	0.7207	0.7410	0.7561
2022	0.8031	0.7217	0.7692	0.7383
2021	0.8306	0.7727	0.7980	0.7888
1.3.1.2Colombia Exchange Rate Information
The following table sets out the rate of exchange in effect at the end of each of the periods set out immediately below for one U.S. dollar in COP; the high and low rate of exchange during those periods; and the average rate of exchange for those periods, each based on the rates as published on the Bank of the Republic of Colombia’s website. On March 5, 2024, the last business day preceding the date of this Annual Information Form, the exchange rate for one US dollar in COP, as published by the Bank of the Republic of Colombia, was US$1.00 = 3,945.32COP.

	High	Low	Average	End of Period
Year ended December 31
2023	4,989.58	3,822.05	4,330.14	3,822.05
2022	5,061.21	3,706.95	4,257.12	4,810.20
2021	4,023.68	3,420.78	3,743.09	3,981.16
1.3.2Special Note to Reader
References in this Annual Information Form to “GCM” refer to the Company prior to the completion of the Aris Mining Transaction and references to “Aris Mining” refer to the Company following the completion of the Aris Mining Transaction.
1.4Non-IFRS and Other Financial Measures
This Annual Information Form includes certain non-IFRS measures, namely: cash costs; cash costs per ounce (oz) sold; AISC; AISC per oz sold; EBITDA and sustaining and non-sustaining capital expenditures. Such measures are “non-GAAP financial measures”, “non-GAAP ratios”, “supplementary financial measures” or “capital management measures” (as such terms are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure).
Aris Mining believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to the information provided by other issuers.
Please see the information under the heading “Non-IFRS Measures” in the Company’s MD&A for the year ended December 31, 2023, which section is incorporated by reference in this Annual Information Form, for a description of the non-IFRS financial measures noted above. The MD&A may be found on the Company’s SEDAR+ profile at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

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1.5Scientific and Technical Information
Unless otherwise stated, the technical disclosure in this Annual Information Form is derived from and in some instances is an extract from, the technical reports (collectively, the “Technical Reports”) prepared for those properties in accordance with NI 43-101. The summaries of the Technical Reports contained in this Annual Information Form do not purport to be complete summaries of the Technical Reports, are subject to all the assumptions, qualifications and procedures set out in the Technical Reports and are qualified in their entirety with reference to the full text of the Technical Reports. Each of the authors of the Technical Reports is a “Qualified Person”, as such term is defined in NI 43-101 and each of the authors of the Technical Reports is independent of the Company within the meaning of NI 43-101 other than Robert Anderson P.Eng., the Process Manager of Minesa, Pamela De Mark, P.Geo., the SVP, Geology and Exploration for the Company and Inivaldo Diaz, CP, the VP, Technical Services of the Company’s Colombian operations.
The Technical Reports are as follows:
1.The technical report relating to the Segovia Operations having an effective date of September 30, 2023 entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” (the “Segovia Technical Report”) prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP and Cornelius Lourens, FAusIMM, and dated and filed December 6, 2023.
2.The technical report, relating to the Marmato Mine having an effective date of June 30, 2022 entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” (the “Marmato Technical Report”) prepared by Ben Parsons, MAusIMM (CP), Anton Chan, P.Eng., Brian Prosser, PE, SME-RM, Joanna Poeck, SME-RM, MMSAQP, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, B.Eng., PE, Tommaso Roberto Raponi, P.Eng., David Bird, PG, SME-RM and Pamela De Mark, P.Geo., and dated and filed on November 23, 2022.
3.The technical report relating to the Soto Norte Project having an effective date of January 1, 2021 entitled “NI 43-101 Technical Report Feasibility Study of the Soto Norte Project, Santander, Colombia” (the “Soto Norte Technical Report”) prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), Robert Anderson P.Eng., Dr John Willis PhD, BE (MET), MAusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., and dated and filed on March 21, 2022.
4.The technical report relating to the Toroparu Project having an effective date of February 10, 2023, entitled “Updated Mineral Resource Estimate, NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni, Guyana” (the “Toroparu Technical Report”) prepared by Ekow Taylor, FAusIMM(CP), Maria Muñoz, MAIG and Karl Haase, P.Eng. and dated and filed on March 31, 2023.
All of the Technical Reports are available for download on the Company’s website at www.aris-mining.com and in its filings with the SEC at www.sec.gov. All Technical Reports other than the Soto Norte Technical Report are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca. The Soto Norte Technical Report is available for download on the SEDAR+ profile of Aris Holdings, a subsidiary of the Company, at www.sedarplus.ca.
1.6Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the SEC. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Annual Information Form may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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ITEM 2.CORPORATE STRUCTURE
2.1Name, Address and Incorporation
The full corporate name of the Company is Aris Mining Corporation (formerly, GCM Mining Corp.). The head office of the Company is located at 425 Hornby Street, Vancouver, British Columbia V6C 2Y2 and its registered office is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 0A3.
The Company was incorporated under the British Columbia Company Act on May 27, 1982 under the name “Impala Resources Ltd.” On August 26, 1987, Impala Resources Ltd. changed its name to “International Impala Resources Ltd.” On November 13, 1992, International Impala Resources Ltd. changed its name to “Tapestry Ventures Ltd.” On December 22, 2004, Tapestry Ventures Ltd. changed its name to “Tapestry Resource Corp.” On August 13, 2010, in connection with an arm’s length reverse takeover, Tapestry Resource Corp. acquired all of the issued and outstanding securities of Gran Colombia Gold, S.A. and the Company changed its name from “Tapestry Resource Corp.” to “Gran Colombia Gold Corp.”
Effective June 10, 2011, Gran Colombia Gold Corp. completed a merger with Medoro, a TSX listed company. The combined company was continued under the BCBA under the name “Gran Colombia Gold Corp.” As part of the Company’s efforts to streamline its corporate structure, effective January 1, 2017, the Company completed a vertical short form amalgamation with its wholly-owned subsidiary, Medoro Resources (B.C.) Ltd. On November 29, 2021, the Company changed its name from “Gran Colombia Gold Corp.” to “GCM Mining Corp.”
On September 26, 2022, GCM completed the Aris Mining Transaction whereby, among other transactions, the Company acquired all of the issued and outstanding common shares of Aris Gold not already owned by GCM, resulting in Aris Gold becoming a wholly-owned subsidiary of the Company, and amended its articles to change its name to “Aris Mining Corporation and add a new series of Preferred Shares, being the Series 1 Preferred Shares. See “General Development of the Business – Year Ended December 31, 2022 – Aris Mining Transaction” for further information.

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2.2Intercorporate Relationships
The following chart illustrates the Company’s material subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised, directly or indirectly, by the Company as at the date hereof.

Aris Mining Corporation
(BC)
100%
Aris Mining Segovia Holdings, S.A.
(Panama)
100%
Aris Mining (Panama) Segovia S.A.
(Panama)
100%
Aris Mining Segovia
(Colombia)
100%
Segovia Operations
100%
Aris Mining Guyana Holdings Corp.
(BC)
100%
Aris Mining Toroparu Holdings Ltd.
(BVI)
100%
ETK Inc.
(Guyana)
100%
Toroparu Project
100%
Aris Mining Holdings Corp.
(BC)
100%
Juby Project
100%
Aris Mining (Panama) Marmato Inc.
(Panama)
100%
Aris Mining Marmato SAS
(Colombia)
100%
Marmato Mine
100%
Aris Mining Acquisition Corp.
(BC)
100%
Aris Gold Luxembourg S.a r.l
(Luxembourg).
100%
Aris Gold Switzerland AG
(Switzerland)
MDC Industry Holdings LLC (UAE)
(an indirect subsidiary of Mubadala Investment Company)
20%
80%
MDC Global Mining Ventures SLU
(Spain)
100%
Soto Norte Project

ITEM 3.GENERAL DEVELOPMENT OF THE BUSINESS
3.1Year Ended December 31, 2021
Aris Gold Transaction
On February 4, 2021, upon satisfaction of certain escrow release conditions, the 7,555,556 Caldas Gold subscription receipts which were acquired by the Company on December 3, 2020 were converted into 7,555,556 subscription receipt units of Aris Gold, resulting in the issuance of 7,555,556 common shares of Caldas Gold (now Aris Holdings) and 7,555,556 2025 Warrants to the Company (the “Aris Gold Transaction”).
In connection with the closing of the Aris Gold Transaction, Caldas Gold changed its name to Aris Gold Corporation.
Also, in connection with the closing of the Aris Gold Transaction, six out of the eight members of the former board of directors of Caldas Gold resigned. Messrs. Serafino Iacono and the late Hernan Martinez remained on the new board of directors of Aris Gold, as nominees of the Company. As a result of the completion of the Aris Gold Transaction, Serafino Iacono, the former Chief Executive Officer of Caldas Gold; Lombardo Paredes, the former President of Caldas Gold; Michael Davies, the former Chief Financial Officer of Caldas Gold; and Amanda Fullerton, the former VP Legal and Corporate Secretary of Caldas Gold, were replaced by a new management team and the Company no longer controlled a majority of Aris Gold’s undiluted share capital.

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2021 Gold X Arrangement
On June 4 2021, the Company announced that it had closed the Gold X Arrangement following shareholder approval for both Gold X (now named Aris Mining Guyana Holdings Corp.) and the Company.
Under the terms of the Gold X Arrangement, all of the issued and outstanding Gold X Shares were acquired by GCM Mining in exchange for Common Shares on the basis of 0.6948 of a Common Share for each Gold X Share (the “Gold X Exchange Ratio”) and Gold X became a direct, wholly-owned subsidiary of the Company.
Pursuant to the Gold X Arrangement, all stock options of Gold X were accelerated and exercised prior to June 4, 2021, or, if not exercised, were terminated on June 4, 2021 without payment of any consideration to the holders of such terminated options. All Gold X Warrants outstanding immediately prior to June 4, 2021 remained outstanding, subject to the applicable expiry date of each such warrant outstanding and each Gold X Warrant entitles the holder thereof to receive, upon exercise, Common Shares in accordance with the Gold X Exchange Ratio, on and subject to the terms and conditions of such securities.
Following completion of the Gold X Arrangement, the Gold X Shares were delisted from the TSX Venture Exchange and Gold X ceased to be a reporting issuer.
2026 Unsecured Notes
On August 9, 2021, the Company closed an offering of US$300 million in 2026 Unsecured Notes with proceeds from the offering to be used (i) to fund the development of the Toroparu Project, (ii) to prepay the remaining 2024 Gold-Linked Notes and (iii) for general corporate purposes. See “Description of Capital Structure – Notes – 2026 Unsecured Notes” for further information.
Name Change
On November 29, 2021, the Company changed its name from Gran Colombia Gold Corp. to GCM Mining Corp. There was no change to the Company’s trading symbols for its Common Shares and Warrants.
3.2Year Ended December 31, 2022
2022 Investment in Aris Gold
On April 12, 2022, the Company subscribed for a US$35 million convertible senior unsecured debenture (the “Aris Debenture”) which was issued by a wholly-owned subsidiary of Aris Gold. The proceeds of the Aris Debenture were used by Aris Gold to pay a portion of the purchase price for the acquisition of a 20% joint venture interest in the Soto Norte Project. In connection with the terms of the Aris Mining Transaction, the Aris Debenture was repaid in full by Aris Gold on September 26, 2022.
Aris Mining Transaction
On September 26, 2022, the Company (i) acquired all of the issued and outstanding common shares of Aris Gold not already owned by the Company, resulting in Aris Gold becoming a wholly-owned subsidiary of the Company (the “Aris Mining Transaction”), with the former shareholders of Aris Gold (other than Caldas Holding Corp., a wholly-owned subsidiary of the Company), receiving 0.5 of a Common Share for every one Aris Gold share held (the “Exchange Ratio”) and (ii) issued a new series of Preferred Shares, being the Series 1 Preferred Shares. Accordingly, the Company issued (i) 38,420,690 Common Shares to the former shareholders of Aris Gold (other than Caldas Holding Corp.) in exchange for all of the Aris Gold common shares then held by such shareholders and (ii) issued 1,000 Series 1 Preferred Shares to Caldas Holding Corp. (now Aris Mining (British Columbia) Corp.), in consideration for all of the Aris Gold common shares then held by such shareholder. Additionally, each Aris Gold option, warrant, PSU and DSU outstanding immediately prior to the closing of the Aris Mining Transaction was adjusted in accordance with their terms. All outstanding Aris Gold options and warrants became exercisable for Common Shares based on the Exchange Ratio in lieu of any Aris Gold shares such securities would otherwise be exercisable for. Immediately following the completion of the Aris Mining Transaction, the Company changed its name to “Aris Mining Corporation”.
On September 28, 2022, the Common Shares listed on the TSX under the symbol “GCM” commenced trading on the TSX under the symbol “ARIS”. Concurrently, the 2024 Warrants listed on the TSX under the symbol GCM.WT.B commenced trading on the TSX under the symbol “ARIS.WT.B” and the 2025 Warrants listed on the TSX under the symbol “ARIS.WT” commenced trading on the TSX under the symbol “ARIS.WT.A”.

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In connection with the Aris Mining Transaction, the majority of the GCM board of directors and the entire GCM management team resigned and the Aris Gold management team and board were appointed. As of the date hereof, the Aris Mining Board and management of the Company consists of the following individuals (collectively, the “Aris Mining Board and Management”):

Board of Directors		Executive Team
Ian Telfer	Chair	Neil Woodyer	CEO
Daniela Cambone	Director	Doug Bowlby	EVP and CFO
David Garofalo	Director	Richard Thomas	COO
Serafino Iacono	Director	Alejandro Jimenez	Country Manager, Colombia
Peter Marrone	Director	Ashley Baker	General Counsel and Corp. Secretary
Attie Roux	Director	Pamela De Mark	SVP, Geology and Exploration
Mónica de Greiff	Director	Giovanna Romero	SVP, Corporate Affairs and Sustainability
Gonzalo Hernández Jiménez	Director	Robert Eckford	Head of Finance
Germán Arce Zapata	Director
Neil Woodyer	Director
See “Directors and Officers” for information about the Aris Mining Board and Management.
3.3Year Ended December 31, 2023
Receipt of Marmato Lower Mine License
On July 12, 2023, the Company announced it received approval from the Corporación Autónoma Regional del Caldas (“Corpocaldas”), a regional environmental authority in Colombia, of the Environmental Management Plan (“PMA”) which permits the development of the Marmato Lower Mine. The new underground mine will provide access to the wider porphyry mineralization below the current Upper Mine, which allows for bulk mining methods in the Lower Mine.
NYSE American Listing
Trading of the Common Shares on the NYSE American commenced on September 14, 2023 under the symbol “ARMN”, with trading on the OTCQX ceasing concurrent with the NYSE American listing.
Updates to the Segovia Operation’s Mineral Resource and Mineral Reserve Estimates
On November 2, 2023, the Company announced updated mineral resource estimates for its Segovia Operations effective September 30, 2023. On November 27, 2023, the Company further announced updated mineral reserve estimates for its Segovia Operations effective September 30, 2023, and that it is increasing the capacity of the Maria Dama processing plant within the Segovia Operations from 2,000 to 3,000 tonnes per day (tpd). See “Material Mineral Properties – Segovia Operations” for further information.
3.4Subsequent Developments
Appointment of Two Independent Directors
On February 14, 2024, the Company announced the appointment of Mr. Gonzalo Hernández Jiménez and Mr. Germán Arce Zapata as independent directors of the Company. Mr. Hernández was appointed to the Sustainability Committee, and the Audit Committee effective March 6, 2024, and Mr. Arce was appointed to the Compensation Committee. The two appointments follow the unexpected passing of Mr. Hernan Martinez in late 2023, a director of the Company and its predecessors since 2011.
ITEM 4.DESCRIPTION OF THE BUSINESS
Aris Mining is a gold producer in the Americas with an attractive blend of current production, exploration, and growth projects. The Company operates two mines in Colombia, the Segovia Operations and the Upper Mine, known for their high-grade deposits, which produced 226,000 ounces of gold in 2023. With expansion projects in progress, the Segovia Operations and the Marmato Mine aim to produce a combined 500,000 ounces of gold in 2026. Aris Mining also operates and is 20% owner of the

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Soto Note Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining is committed to pursuing acquisitions and other growth opportunities to unlock value through scale and diversification.
Aris Mining promotes the formalization of small-scall mining as this process enables all miners to operate in a legal, safe and responsible manner that protects both the small-scale miners and the environment.
The Company’s corporate offices are located in Vancouver, Canada and in Bogotá, Colombia with additional offices in Medellín, Colombia and in Georgetown, Guyana.
4.1Principal Products
The Company’s principal product is gold doré. The Company’s revenue is primarily generated from the sale of gold, in doré form.
The gold market is relatively deep and liquid and is traded on a worldwide basis. As a result, the Company is not dependent on a particular purchaser with regard to the sale of gold. The demand for gold is primarily for jewellery fabrication purposes and bullion investment, and the price of gold is generally quoted in US dollars.
The use of gold as a store of value (principally due to the historical tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically, the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as with other commodities. Gold prices are significantly affected by macro-economic factors such as expectations of U.S. inflation, U.S. interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. Due to these factors, the gold price fluctuates continually, and such fluctuations are beyond the Company’s control.
4.2Employees
As at the date of this Annual Information Form, the Company and its subsidiaries had 16 employees at its corporate offices, approximately 3,405 employees in Colombia and approximately 64 employees in Guyana who are employed indirectly by ETK.
4.3Local Communities and Artisanal and Small Scale Miners
The Company understands the importance of local community engagement and collaboration with artisanal and small-scale miners. With local communities, we have implemented a constant and regular stakeholder engagement process to ensure our social investment programs are structured in a way that benefits all stakeholders and that are aligned with the local, regional, and national Colombian development plans.
The Company is also committed to the local procurement of labor, goods and services, and provides training programs in a variety of skilled areas to improve the quality of life of local community members. The Company implements a materiality analysis every two years with its stakeholders. Materiality analyses serve as an opportunity for stakeholders and management to discuss the economic, social, and environmental impacts of the Company’s operations and identify and address those issues most impacted by Aris Mining and its operations.
The Company is also committed to developing artisanal and small-scale miner programs in Segovia, Marmato and Soto Norte. In 2023, the Company entered into an agreement to form a new partnership with approximately 260 artisanal and small-scale miners to deliver high-grade material from Level 16 of the currently operating Marmato Upper Mine. To date, there are more than 3,000 miners formalized in Segovia through 66 operating contracts. With these agreements, the Company recognizes that local artisanal, ancestral and traditional mining are an integral part of the mining process and promotes the coexistence of these processes with industry best practices in order to achieve the appropriate technical, legal and environmental conditions required to reach the environmental and social sustainability goals of formalization.
The Company has developed and conducts training programs for artisanal and small-scale miners at the Segovia Operations and the Marmato Mine to help foster a culture that prioritizes health and safety and environmental stewardship. The Company also provides artisanal and small-scale miners training in accounting, compliance and business management.

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4.4Specialized Skill and Knowledge
Operations in the gold exploration and development industry mean that the Company requires professionals with skills and knowledge in diverse fields of expertise. In the course of its exploration, development and operations, the Company requires the expertise of geologists, engineers and metallurgists and employs such persons directly and indirectly. To date, the Company has not experienced any difficulties in hiring and retaining the professionals and experts it requires for its operations and has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so. See “Risk Factors – Shortage of Experienced Personnel.”
4.5Competitive Conditions
The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral assets. The Company’s ability to acquire precious metal mineral assets in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. See “Risk Factors – Competition”.
4.6Foreign Operations
The Company’s material property interests are located in Colombia and Guyana and the Company also has property interests in Canada and legacy interests and claims in Venezuela. The Company’s activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein. The risks created by this potential political and economic instability include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company’s business. Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety. The effect of these factors on the Company cannot be accurately predicted. Further information is provided under the heading entitled “Risk Factors”.
4.7Business Cycles
The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The Company’s operations are related and sensitive to the market price of gold and, to a lesser degree, to other metal prices such as silver. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.
4.8Environmental Protection
The mining industry in Colombia, Guyana and Canada is subject to environmental laws and regulations under various governmental legislation relating to the protection of the environment, including requirements for closure and reclamation of mining properties. Compliance with such obligations and requirements can mean significant expenditures and may constrain the Company’s operations in the country. Breach of environmental obligations could lead to suspension or revocation of requisite environmental licenses and permits, civil liability for damages caused, and possible fines and penalties, all of which may significantly and negatively impact the Company’s position and competitiveness. See “Risk Factors – Environmental Laws”.
In prior years, the Company was subject to certain environmental charges assessed by the regional environmental authority in Segovia, known as Corantioquia, in connection with the discharges of effluents from the Maria Dama plant into the nearby river basin. As a result of continuing efforts to minimize these discharges, as of July 2017 the Company had virtually eliminated all discharges from the Maria Dama plant. Through continued strategic investments, including construction of the tailings storage facility and a STARI water treatment plant, the Company strives to continue to operate with zero discharges for the rest of the mine’s life.
The Company holds a formally accepted amended PMA for the El Silencio, Providencia, and Sandra K mines at the Segovia Operations which was approved on February 22, 2019, with a renewal period of five years, as well as an approval granted on November 25, 2019, both of which jointly approve the PMA for the Segovia Operations, with an expiry in December 2024. Aris Mining is currently updating the environmental plan for renewal. The Company expects the renewal to be received in the

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normal course. The PMA relating to the Carla mine is authorized an in force for the useful life of the Property. The environmental assessments included the measures and activities proposed by the Company for the control and mitigation of environmental risks and impacts based on technical studies, thus providing a reliable estimate of the environmental costs for the operation of the mining projects.
Other environmental permits related to water concessions, discharge permits, forest exploitation and water channel occupancy have also been updated and filed before Corantioquia, with such minor permits requested and granted on a rolling basis. The filing of such permits does not affect the PMA.
Mining at Marmato predates the regulatory requirements to prepare an environmental impact assessment as part of the permitting process. The Upper Mine operations are authorized through the approval of the PMA on October 29, 2001, covering environmental studies and management procedures for the Upper Mine. The construction of the Lower Mine expansion Project is authorized through the approval of the Lower Mine PMA on July 12, 2023.
4.9Social and Environmental Policies
The Company recognizes the importance of achieving its ESG objectives and the impact of successful sustainability and corporate responsibility programs on creating shared value for its stakeholders. The Company has established guidelines and management systems to comply with the laws and regulations of Colombia, Guyana and Canada and other countries in which it may operate. The Company is committed to upholding best practices and international standards in its approach to sustainability and has established management systems and policies to govern the way in which it operates as a responsible mining company. The Company’s approach and commitments are reflected across the Company and manifested in the formation of the Sustainability Committee, a Technical Committee which is comprised of members of the Board, management and the in-country teams, together with certain of the Company’s policies including the Environmental and Corporate Social Responsibility Policy, the Sustainability Policy, the Business Conduct and Ethics Policy, the Anti-Bribery and Anti-Corruption Policy, the Diversity Policy, the Anti-Discrimination Policy and the Supplier Code of Conduct and the Human Rights Declaration of the Company, each of which was adopted by the Board and is available on the Company’s website at www.aris-mining.com.
4.9.1The Environment
The Company protects the environment by managing the environmental risks associated with its operations. Further, the Company endeavours to improve the environment of our host communities by investing in programs that will reduce emissions, improve water and air quality and enhance biodiversity. The Company has designed management systems to manage risks and, wherever feasible, contribute positively to environmental stewardship and to sustainable community development.
The Company has instituted social awareness and responsibility programs, specific to the areas in which it operates, which are carried out by sustainability teams in Colombia. The Company’s corporate affairs and sustainability department visits the various municipalities in which it operates to identify the specific needs and formulate programs specific to those municipalities.
In August of 2012, the Company joined the UNIDO (United Nations for Industrial Development Organization) Global Mercury Project, which began in 2002 to address the environmental issue of mercury contamination from artisanal and small-scale gold mining introduced to the environment through the use of traditional mining methods. The objectives of the project were to introduce cleaner technologies, train miners, develop regulatory capacities within national and regional governments, conduct environmental and health assessments and build capacity within participating countries to continue monitoring mercury pollution after projects finish.
The Company is also a member of the Colombian Mining Association (Asociación Colombiana de Minería, or the “ACM”) whose fundamental objective is the promotion of responsible mining that contributes to Colombia’s sustainable and equitable development. Companies linked with the ACM are committed to Colombia’s economic and social development and in particular, that of the communities where mining operations take place. In this respect, the Company seeks to incorporate internationally recognized best practices within the framework of responsible and sustainable mining. The Company also entered into an agreement in February 2013 with several other mining companies with operations in Colombia in an effort to improve the living conditions of those who are in a state of extreme poverty in Colombia.
The Company partakes in several flagship environmental initiatives. Waste from the mining activity at the Segovia Operations, prior to disposal at the tailings facility, is reprocessed at a polymetallic plant to remove additional contaminants before final disposal at the tailings facilities. This has resulted in zinc and lead being extracted for sale, which ultimately benefits the

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environment as it is not included in the materials deposited at the tailings facilities, while generating additional income for the Company.
The environmental initiatives have also focused on biodiversity and water for the future and in partnership with local organizations, the Company developed an extensive reforestation program to recover areas affected by illegal miners.
The Company has also instated a program to recover closed tailings facilities at the Segovia Operation. By the end of 2023, the Company launched a cultural and sports park, the “Colibrí Ecopark”, in former tailings facilities areas. This park stands as one of Aris Mining's environmental and social projects, serving as a model for the management and use of tailings storage facilities. It is a part of the initial phase of the Segovia Tailings Deposit Master Plan, recognized as a success story in Colombia and Latin America for its proper solid waste management. Covering an area of 9,200 m2, this Ecopark features a sandy soccer field, a cycling route, a jogging track, a playground, an outdoor gym, a stage with seating for 300 people, and parking facilities.
4.9.2The Community
During 2023, the Company continued to promote initiatives that help develop human, social and economic growth in a way that benefits people, communities and businesses, making positive, mutually beneficial and lasting contributions to artisanal and small-scale miners, infrastructure, education, social and economic development, biodiversity and water for the future, health and wellness, and diversity and inclusion programs. Additionally, through the Company’s small-scale miners supply chain initiative, the Company has executed numerous operations contracts with small-scale miners over the last ten years, resulting in the formalization of small-scale miners and a reduction in the use of mercury by small-scale miners.
The education and leadership initiatives benefited approximately 900 students through education and training in fully bilingual and sponsored education at the la Salada School located at Segovia.
The Company has also invested in infrastructure initiatives by improving local roads, providing hospital endowment, and improving education facilities, among others, which ultimately benefits more than 30,000 people in Segovia and Marmato.
Aris Mining has also sponsored artisanal and small-scale miner training programs, where more than 2,500 miners have benefited from environmental, health and safety, and accounting courses to improve their competitiveness in the marketplace.
The Company fostered health and wellness of the communities of Segovia and Remedios in partnership with CONFAMA (Caja de Compensación Familiar de Antioquia) through health and entrepreneurial campaigns aimed at preventing diseases and providing business training for the community and small-scale miners. In addition, the Company has provided a local family welfare fund access to the Marceleth Club to assist the communities of Segovia and Remedios.
In Marmato, the Company has partnered with a local charitable organization, Angelitos de Luz, to carry out health, wellness, and education programs in local communities, including:
•Caldas Community Centre – The Company provided funding for the development and construction of a state-of-the-art community centre in the community of Marmato to promote community spirit and provide a central location for extracurricular education and training in areas such as English language, coding, robotics and textile design.
•Marmato Municipal Park – To encourage healthy and active lifestyles, the Company funded the construction of a major new municipal park in the community of Marmato. The modern 850 square meter park is an important centerpiece of the community.
During 2023, the Company paid social contributions of US$10.2 million to local communities and royalty and income tax payments of US$52.9 million.
4.9.3People
The Company is committed to promoting local employment, equality, diversity, inclusion and respect for human rights. Further, the health and safety of the Company’s employees, contractors and visitors take priority above all else. The Company strives to provide a safe work environment and to create a culture with safety at its core.

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Health and Safety
The Company is committed to achieving excellence in the management of health and safety at its operations. The Company understands its responsibility to provide a safe and healthy working environment to its workforce and is committed to preventing incidents and accidents and to mitigating health and safety risks and hazards. The Company believes that health and safety must be everyone’s responsibility and priority to achieve a culture of zero harm. Further, the Company promotes a culture of personal responsibility among its workforce together with health and safety leadership for supervisors and managers. The Company is committed to implementing health and safety management systems that meet international standards and applicable best practices including setting objectives and targets and measuring the Company’s performance against them.
Human Rights and Diversity
The Company is committed to providing an environment that is free from unlawful discrimination and harassment. All employees, volunteers and members are entitled to an environment where they are treated with respect and dignity and have equal opportunity to fully contribute. All individuals within the organization are required to conduct themselves in a professional and appropriate manner, and to refrain from engaging in discrimination or harassment. Although the Company recognizes governments have the primary duty to ensure the respect, promotion and protection of human rights, the Company believes businesses play an important positive role in the respect of human rights in local communities, not only as catalysts, but also as safeguards in the Company’s areas of operation.
The Company strives to create an inclusive organizational culture that promotes equality of opportunity. The Company looks to attract, develop and retain the best talent and create a working environment that is inclusive and diverse, where everyone is treated without discrimination. The Company values talent regardless of age, race, gender, background, sexuality, religion or physical impairment and believes that diversity strengthens the team by promoting unique viewpoints and challenging us to think beyond our traditional frames of reference.
ITEM 5.RISK FACTORS
The business and operations of the Company are subject to a number of risks. The Company considers the risks set out below to be the most significant to existing and potential investors in the Company, but they do not purport to be all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances, or other possible risks and uncertainties of which the Company is currently unaware or which it considers to be immaterial actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.
Regulatory Approvals
The operations of the Company and the exploration agreements into which it has entered require approvals, licenses and permits from various regulatory authorities, governmental and otherwise (including project specific governmental decrees) that are by no means guaranteed. The Company believes that it holds or will obtain all necessary approvals, licenses and permits under applicable laws and regulations in respect of its main projects and, to the extent that they have already been granted, believes it is presently complying in all material respects with the terms of such approvals, licenses and permits. However, such approvals, licenses and permits are subject to change in various circumstances and further project-specific governmental decrees and/or legislative enactments may be required. There can be no guarantee that the Company will be able to obtain or maintain all necessary approvals, licenses and permits that may be required and/or that all project-specific governmental decrees and/or required legislative enactments will be forthcoming to explore and develop the properties on which it has exploration rights, commence construction or operation of mining facilities or to maintain continued operations that economically justify the costs involved.
Environmental Laws
The Company’s operations are subject to the extensive environmental risks inherent in the gold and silver mining industry. The current or future operations of the Company, including development activities, commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

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Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Existing and possible future environmental legislation, regulations and actions could cause significant additional expense, capital expenditures, restrictions and delays in the activities of the Company. There are certain risks inherent in the Company’s activities such as accidental spills, leakages or other unforeseen circumstances, which could subject the Company to extensive liability. In addition, the Company cannot assure that the illegal miners operating on its properties are in compliance with applicable environmental laws and regulations. Any violations by such miners could result in liability for the Company.
Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed or the termination of mineral rights, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of mining properties.
Changes in Legislation
The mining industry in Colombia, Guyana and Canada are subject to extensive controls and regulations imposed by various levels of government. All current legislation is a matter of public record and the Company will be unable to predict what additional legislation or amendments may be enacted. Amendments to current laws, regulations and permits governing operations and activities of mining companies, including environmental laws and regulations which are evolving in Colombia, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs, affect the Company’s ability to expand or transfer existing operations or require the Company to abandon or delay the development of new properties.
The current Colombian mining code was enacted in 2001 and amended in 2010. The 2010 amendment was declared unconstitutional in 2011 by the Colombian Constitutional Court due to inadequate consultations with ethnic communities prior to enactment. The Constitutional Court, however, left it in force for two more years (until May 2013) for the Government to propose, and Congress to approve, a new amendment. No new amendment of the mining code was passed by May 2013; therefore, the original 2001 mining code (without the 2010 amendment) is currently in force. However, the government announced in 2014 its intention to introduce before Congress a bill to amend the 2001 mining code, which has not yet occurred. Although changes to the law are expected to mostly deal with applications for concessions, which should not affect the Company, such changes, as well as changes or enactment of new laws and regulations could include environmental, changes in the environmental licensing process (including environmental license for mining exploration activities), access to information and participation of communities, zoning and control issues, which, together with any local zoning regulations, could have an impact on the Company’s activities.
Mineral rights in Guyana are governed by the Mining Act of 1989 and applicable mining regulations. The applicable legislation has been updated by way of amendments and regulations and codes that have been introduced since 1989. However, the legislation has not substantially changed since it was created and there is no current indication that major changes are likely to be enacted.
Exploration, Development and Operations
The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Mineral exploration involves many risks and uncertainties, and success in exploration is dependent on a number of factors, including the quality of management, quality and availability of geological expertise and the availability of exploration capital. Substantial expenditures are required to complete drilling, establish mineral resources and mineral reserves and to develop processes to extract the minerals, develop mining and processing facilities and suitable infrastructure at any site chosen for mining, and establish commercial operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically. Even if an exploration program is successful and economically recoverable minerals are found, it can take a number of years from the initial phases of drilling and identification of the mineralization until production is possible, during which time the economic

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feasibility of extraction may change and the minerals that were economically recoverable at the time of discovery may cease to be economically recoverable. There can be no assurance that the minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale operations.
The Segovia Operations have been in continuous production for over a century and the Company’s past production decisions have not been based on mineral reserves demonstrating economic feasibility and technical viability. In 2018 the first mineral reserve was estimated for the Segovia Operations.
The commercial viability of the Segovia Operations, the Marmato Mine, the Toroparu Project, the Soto Norte Project and other properties in which the Company may acquire an interest in the future depends upon on a number of factors, all of which are beyond the control of the Company, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; silver and gold prices, which are highly cyclical; general and local labour market conditions; the proximity and capacity of processing facilities; local, provincial, federal and international government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; ongoing costs of production; and availability and cost of additional funding. The exact effect of these factors, either alone or in combination, cannot be accurately predicted and their impact may result in the Company not being able to economically extract minerals from any identified mineral resource or mineral reserve which, in turn, could have a material and adverse impact on the Company’s cash flows, earnings, results of operations and financial condition and prospects. The Company cannot provide any certainty that the exploration or development programs planned by the Company will result in a profitable commercial mining operation in respect of the expansion of the Marmato Mine or the development of the Soto Norte Project and the Toroparu Project or other properties in which the Company has or may acquire an interest in the future.
The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the reserves and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that any such deposit will be commercially viable or that the funds required for development can be obtained on a timely basis.
Unauthorized Mining and Illegal Activities
The mining industry in Colombia is subject to incursions by illegal miners who gain unauthorized access to mines to steal ore mainly by manual mining methods. In addition to the risk of losses and disruption of operations, these illegal miners pose a safety, security, social and environmental risk. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages, affect our ability to conduct business and require considerable investments in security and control measures.
Tailings Management
The tailings collection, treatment and disposal operations at the Segovia Operations and the Marmato Mine are subject to substantial regulation and involve significant environmental risks. The extraction process of separating gold and other metals from the host rock produces tailings. Tailings are derived from the waste rock generated once crushing, grinding, and extraction of gold or other metals from the ore is completed in the process plant, and are stored in engineered facilities.
Unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company’s operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.
A major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. At the Marmato Mine, underground mining commenced at the Upper Mine in 1993 but the first tailings storage facility was not constructed until 2006. A second nearby facility was approved in 2012. These first facilities have an approved environmental permit, but were not designed or operated to international standards. Aris Mining is undertaking the detailed design for the closure and remediation of these facilities. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or

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further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings facility. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or overflow of the tailings facilities (including through matters beyond the Company’s control such as extreme weather, seismic events, or other incidents), the Company’s losses or consequences of regulatory action might not be covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.
Economic and Political Factors
Colombia
Emerging Market Country
There are certain economic risks that are inherent in any investment in an emerging market country such as Colombia. Economic instability in Colombia and in other Latin American and emerging market countries has been caused by many different factors, including the following:
•high interest rates;
•changes in currency values;
•high levels of inflation;
•exchange controls;
•wage and price controls;
•changes in economic or tax policies;
•the imposition of trade barriers;
•changes of the government in office; and
•internal security issues.
Any of these factors could have an adverse impact on the Company’s financial condition and results of operations.
Economic and Political Developments
The Segovia Operations, the Marmato Mine and the Soto Norte Project are located in Colombia; consequently, they are dependent upon the performance of the Colombian economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Colombian economy, price instabilities, currency fluctuations, inflation, interest rates, regulation, taxation, social instabilities, political unrest and other developments in or affecting Colombia over which the Company has no control. In addition, the Company’s exploration and production activities may be affected in varying degrees by political stability and government regulations relating to the industry.
In the past, Colombia has experienced periods of weak economic activity and deterioration in economic conditions. The Company cannot assure that such conditions will not return or that such conditions will not have a material adverse effect on the Company’s business, financial condition or results of operations.
The Company’s financial condition and results of operations may also be affected by changes in the political climate in Colombia to the extent that such changes affect the nation’s economic policies, growth, stability or regulatory environment. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, wealth taxes, expropriation of property, environmental and social legislation and site safety. There can be no assurance that the Colombian government will continue to pursue business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Colombian economy or the Colombian government’s economic policies, in particular as they relate to the mining industry, may have a negative impact on the Company’s business, financial condition and results of operations.
Although Colombia has a long-standing tradition respecting the rule of law, which has been bolstered in recent years by the present and former government’s policies and programs, no assurances can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s property interests and proposed exploration

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activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines, could have a significant effect on the Company.
The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies operating in Colombia, including the Company. On June 19, 2022, a new federal government was formed under newly elected president, Gustavo Petro. Petro has pledged to reduce poverty, improve access to education and health and protect the environment and is implementing a national development plan that aims to cut the percentage of the population living in extreme poverty. The president of Colombia has specific powers to determine governmental policies and actions relating to the economy and may adopt policies that may negatively affect the Company’s operations. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect the Company’s business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income and/or mining taxes, expropriation of property, environmental legislation and permitting and mine and/or site safety.
Aris Mining, in alignment with the Petro administration, promotes the formalization of small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.
Decree 044
On January 30, 2024, the Colombian Ministry of Environment issued Decree 044 which allows the Ministry to declare temporary reserve areas in certain parts of Colombia. To declare a temporary reserve area, a resolution must be issued by the Ministry detailing the area that is to be temporarily reserved. Pursuant to this decree, a subsequent resolution may mandate a 5-year suspension of environmental license awards, extendable for a further 5 years, while studies are conducted to determine if an area should be restricted or excluded from mining. However, this decree does not limit the possibility to continue environmental studies in a mandated area.

Decree 044 is presently being challenged at constitutional and administrative courts, led by the Colombian Disciplinary Office, artisanal and small mining units, the Colombian Mining Trade Association and the National trade association. While Decree 044 does not adversely impact the Segovia Operations or the Marmato Mine, there is a risk that it may delay licencing at the Soto Norte Project.

Seizure or Expropriation of Assets
Pursuant to Article 58 of the Colombian constitution, the Colombian government can exercise its eminent domain powers in respect of the Company’s assets in the event such action is required in order to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding (expropriacion ordinaria), (ii) an administrative expropriation (expropriacion administrativa) or (iii) an expropriation for war reasons (expropiacion en caso de guerra). In all cases, the Company would be entitled to a fair indemnification for the expropriated assets. However, indemnification may be paid in some cases years after the asset is effectively expropriated. Furthermore, the indemnification may be lower than the price for which the expropriated asset could be sold in a free-market sale or the value of the asset as part of an ongoing business.
Protection of Mining Rights
The Company’s mineral rights in Colombia are guaranteed by the Colombian Constitution and applicable laws. The Colombian Constitution and legislation include several legal recourses for the Company for the exercise of its rights to seek protection against third parties, which include, among others, illegal miners and squatters and includes the forcible removal of such third parties from the areas of the Company’s mineral rights. However, the effective protection of the Company’s mineral rights and the capability or willingness of Colombian authorities to enforce the Company’s rights cannot be assured.

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Local Legal and Regulatory Systems
Some of the jurisdictions in which the Company operates its exploration, development and production activities may have different or less developed legal systems than Canada or the United States, which may result in risks such as:
•ineffective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation;
•it being more difficult to obtain or retain title in an ownership dispute;
•a higher degree of discretion on the part of governmental authorities;
•the lack of judicial or administrative guidance on interpreting applicable rules and regulations;
•inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and
•relative inexperience of the administrative entities, judicial entities and courts in such matters.
In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial systems to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for the Company’s business. These licenses and agreements may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.
Colombia is a Less Developed Country
The Company’s foreign operations involve substantial costs and are subject to certain risks because the mining industries in the countries in which the Company operates are less developed. The mining industry in Colombia is not as efficient or developed as the mining industry in Canada. As a result, the Company’s exploration and operating activities may take longer to complete and may be more expensive than similar operations in Canada. The availability of technical expertise, specific equipment and supplies may be more limited than in Canada. The Company expects that such factors will subject the Company’s operations in Colombia to economic and operating risks that may not be experienced in Canada.
Guerilla and other Criminal Activity
Colombia has experienced, and continues to experience, internal security issues, primarily due to the activities of guerrilla groups, drug cartels and criminal gangs (Bacrim). In rural regions of the country with minimal governmental presence, these groups have exerted influence over the local population, assassinated local social leaders, and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. Certain areas in which the Company operates have been historically impacted by the activities of these groups.
Even though the Colombian Government’s programs and policies have reduced guerrilla and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such criminal activity persists in Colombia. Possible escalation of such activity and the effects associated with it may have a negative effect on the Colombian economy and on the Company, its employees, financial condition and results of operations.
Additionally, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost-effective manner. There can be no assurance that continuing attempts to reduce or prevent guerilla, drug trafficking or criminal activity will be successful or that guerilla, drug trafficking and/or criminal activity will not disrupt the Company’s operations in the future.
Guyana
The Toroparu Project is located in Guyana; consequently it is dependent upon the performance of the Guyanese economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Guyanese economy, price instabilities, currency fluctuations, inflation, interest rates, regulation, taxation, social instabilities, political unrest and other developments in or affecting Guyana over which the Company has no control. In addition, the Company’s exploration and production activities may be affected in varying degrees by political instability and government regulations relating to the industry.
In the past, Guyana has experienced periods of weak economic activity and deterioration in economic conditions. Despite the successive years of growth and the high projection of further growth for the economy in the immediate future due to the activities in the oil and gas industry, the Company cannot assure that such conditions will not return or that such conditions will not have a material adverse effect on the Company’s business, financial condition or results of any future operations.

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The Company’s financial condition and results of any future operations may also be affected by changes in the political climate in Guyana, to the extent that such changes affect the nation’s economic policies, growth, stability or regulatory environment. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, wealth taxes, expropriation of property, environmental legislation and site safety. There can be no assurance that the Guyanese government will continue to pursue business-friendly and open-market economic policies or policies that stimulate economic growth and social stability.
Although Guyana has a long-standing tradition respecting the rule of law, which has been bolstered in recent years by the present and former government’s policies and programs, no assurances can be given that the Company’s plans and any future operations will not be adversely affected by future developments in Guyana. The Company’s property interests and exploration activities in Guyana are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines, could have a significant effect on the Company.
Political Instability
In Guyana, the government has historically exercised substantial influence on the local economy. However, in relation to the mining and the extractive industry, influence has been more related to legislation and regulations rather than direct participation in the industry.
Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income or mining taxes, expropriation of property, environmental legislation and permitting and mine or site safety.
Increase in Economic Growth
Guyana’s economic growth has been steady over the past ten years with more significant increases in GDP in the past few years. Guyana’s economic growth has been affected by the change in the price of crude oil on the global market. Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because of the increased risk of destabilization resulting from domestic and international developments.
There can be no assurance that any financial crises or geo-political crises will not negatively affect investor confidence in emerging markets and economies such as Guyana.
Protection of Mining Rights
The Company’s mineral rights in Guyana are guaranteed by the Guyanese Constitution and applicable laws. Mineral rights in Guyana are governed by the Mining Act of 1989 and applicable mining regulations. The applicable legislation includes several legal recourses for the exercise of rights to seek protection against third parties, which include, among others, illegal miners and squatters and include the forcible removal of such third parties from the areas of our mineral rights, either through the regulatory authority or the Guyanese courts. However, the effective protection of our mineral rights and the capability or willingness of Guyanese authorities to enforce the Company’s rights cannot be assured. Lack of governmental or judicial enforcement of the Company’s mineral rights may have an adverse impact on our business, financial condition and results of operations.
Border Controversy Between Guyana and Venezuela
The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. Importantly, the territory of Guyana has been continuously administered and controlled by Guyana since that time. The Venezuelan government claims that the Essequibo territory, a large area within Guyana that is west of the Essequibo River extending to the border of Venezuela, belongs to Venezuela. The resurgence of protests by the Venezuelan government in recent years has corresponded with the commencement of oil production and offshore oil discoveries within Guyana's borders.
On December 3, 2023, the government of Venezuela held a consultative referendum over control of the Essequibo territory. The results of the referendum, including Venezuela's unilateral claim over the Essequibo territory and disregard for the jurisdiction of the International Court of Justice in this matter have been disputed. The Guyanese and Venezuelan governments

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have since agreed not threaten or use force against one another in any circumstances, including those consequential to any existing controversies between the two states, including disputes with respect to the Essequibo territory.
Corruption
The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. The Company has policies in place to prevent any form of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances. The Company provides training sessions to its employees which includes extensive and interactive training on the Company’s Business Conduct and Ethics Policy, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy.
Despite the policies and training, it is possible that the Company, or some of its subsidiaries, employees or contractors, could be involved with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair the Company’s ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspensions or delays, reduced market capitalization and increased investor concern.
In addition, the Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). If the Company is subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed, resulting in a material adverse effect on our reputation.
Community Relations
The Company’s relationships with the communities with which it operates, and other stakeholders are critical to ensure the future success of the Company’s existing operations and the construction and development of the Company’s Properties. While the Company believes its relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities with which the Company operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that the Company’s efforts in this respect will mitigate this potential risk. The Company’s Properties, including exploration projects, may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.
Rights of Ethnic Communities
Various national and provincial laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of ethnic communities, including the Cartama community in Colombia. The Company has interests in areas presently or previously inhabited or used by ethnic communities. Many of these laws, codes, resolutions, conventions, guidelines, and other materials impose obligations on governments to respect the rights of ethnic communities, including their fundamental right to participate in the decisions and projects affecting them. Some mandate that governments consult with ethnic communities regarding government actions which may affect them, including actions to approve or grant mining rights or permits. The obligations of governments and private parties under the various laws, codes, resolutions, conventions, guidelines, and other materials pertaining to ethnic communities continue to evolve and be defined. With respect to the Marmato Mine, it is possible that the Cartama community will oppose further development or new development by the Company. Opposition by such ethnic communities may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by ethnic communities to the Company’s operations may require modification of or preclude operation or development of the Properties or may require the

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Company to enter into additional or different agreements and compensations arrangements with ethnic communities with respect to the Marmato Mine, the Soto Norte Project and the Toroparu Project.
Blockades and Operational Stoppages
The Company may be subject to blockades and operational stoppages related to social uprising against any stakeholder, including local, regional, and national governments, as well as adverse stakeholders that do not want to engage on conciliatory terms with the Company. Although the Company has implemented a robust stakeholder engagement process to mitigate and address grievances in a prompt and adequate manner, there cannot be assurance that the Company will not be affected by any future blockade or operational stoppage.
Capital and Operating Cost Estimates
Capital and operating cost estimates made in respect of the Company’s current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, productivity, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which mining and processing assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour and labour rate negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); (vii) macro economic factors including (but not limited to) foreign exchange rates and inflation; and (viii) title claims.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government, criminal activity or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. Disruptions in the supply of products and services required for the Company’s activities in any of the jurisdictions in which it operates would also adversely affect the Company’s business, results of operations and financial condition.
Currency Risk
The Company reports its financial results and maintains its accounts in U.S. dollars and the markets for gold and silver are principally denominated in U.S. dollars. The Company’s operations in Colombia and its activities in Guyana and Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company is exposed to foreign exchange risk from the exchange rate of the COP, the Guyanese dollar and Canadian dollar relative to the U.S. dollar. Over the past year the Company has benefitted from favourable currency rates between the COP and the U.S. dollar and the currency rates between the Canadian dollar and the U.S. dollar; however, there is no certainty about future exchange rates. Should the rates change dramatically it could have a significant effect on the Company. Foreign exchange risk is mainly derived from assets and liabilities stated in COP. The Company limits its foreign exchange risk by minimizing its COP monetary asset positions.
Health and Safety Risk
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Failure to comply with applicable health and safety laws may result in injunctions, damages, suspension or revocation of licences or permits and the imposition of penalties. There can be no assurance that the Company will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future health and safety laws and permits will not adversely affect the Company’s business, results of operations, financial condition or prospects. The Company has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and will continually invest time and resources to enhance health and safety at all operations. The Company has insurance policies in place to cover accidents and regularly monitors the adequacy of such policies.

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Labour Matters and Employee Relations
The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. A prolonged labour disruption at any of its material properties could have a material adverse impact on its operations as a whole. To date, the Company has not experienced any material work stoppages at any of the Properties, nor has it experienced any disputes with unions that have had a material effect on the Company’s operations. However, if future disputes with labour unions should arise, they may not be resolved without significant work stoppages or delays, which could have an adverse effect on the Company’s revenues and the output of each project.
The Company relies on contract miners at the Segovia Operations to mine a significant portion of the Company’s current production. Such miners have entered into contractual arrangements with the Company pursuant to which the Company pays for their services. Any widespread disruption or work stoppage by such miners could have a material adverse effect on the Company’s results of operations and financial position. The Company’s contract miners have at times failed to comply with health, safety and environmental standards, which raises health and safety concerns for people working at the mine as well as for adjacent communities, and could also lead to investigations, punitive proceedings, fines and penalties against the Company. As well, there has been mining of the underground pillar supports, which can lead to potential ground collapse and loss of life. In addition to the risk to health and safety that these issues pose, if an incident occurs it can be materially adverse to the Company if the reaction to the incident leads to work actions, strikes, government investigation or intervention, or litigation.
Many of the Company’s employees at the Marmato Mine and the Segovia Operations are unionized and their employment is governed by collective bargaining or similar arrangements, which are renewable periodically. The Company cannot predict at this time whether it will be able to reach new agreements with its unionized workforce without a work stoppage or other labour unrest when their current collective bargaining agreements expire, and any such new agreements may not be on terms favourable to the Company. Additional groups of non-union employees may seek union representation in the future.
In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Company carries on business or under collective bargaining agreements. Changes in such legislation or in the relationship between the Company and the Company’s employees, or arising from negotiation of collective bargaining agreements, and any labour disputes or claims, may have a material adverse effect on the Company’s business, results of operations and financial condition.
Shortage of Experienced Personnel
The ability to identify, negotiate and consummate transactions that will benefit the Company is dependent upon the efforts of the Company’s management team. The loss of the services of any member of the senior executive team could have a material adverse effect on the Company. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. These individuals are in high demand and the Company may not be able to attract the personnel it needs. Given the current shortage of experienced personnel within the mining industry, there can be no assurance that the Company will be able to acquire the necessary resources to successfully implement its business plan. Furthermore, while the Company has full-time Chief Executive and Financial Officers, as well as other key management personnel, certain of the directors of the Company are directors and officers of other reporting issuers and, as such, will devote only a portion of their time to the affairs of the Company.
Litigation Risk
While the Company is currently not subject to any active litigation, all industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, whether they be governmental and regulatory investigations, civil claims, lawsuits or other proceedings, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management’s time and effort, and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial position, results of operations or the Company’s property development.
Competition
The mineral exploration and mining business is competitive in all of its phases. The Company competes with other exploration companies that may have greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other persons to

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carry out its mineral exploration and development activities. The Company’s ability to acquire exploration and development rights on properties in the future will depend not only on its ability to develop the properties on which it currently has exploration and development rights, but also on its ability to select and acquire exploration and development rights on suitable properties for exploration and development. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration and development rights on such properties.
Recent increases in base and precious metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.
Risks with Title to Mineral Properties
The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has diligently investigated and continues to diligently investigate and validate title to its mineral claims; however, this should not be construed as a guarantee of title. The Company is continuously in the process of establishing the certainty of the title of mineral concessions which it holds either directly or through its equity interest in its subsidiaries or will be seeking to consolidate those titles through a government-sanctioned process. The Company cannot give any assurance that title to properties it acquired individually or through historical share acquisitions will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mining properties. For example, there is theoretically a risk that the Colombian government may, in the future, grant additional titles in excess of the Company’s expectations to small miners currently illegally mining on the Company’s properties or the Company may be unable to convince those mining illegally to vacate the Company’s properties or to convince mining authorities to forcefully vacate illegal miners from the areas of its mining titles. There is also a risk that ethnic communities and indigenous peoples may dispute the title to a property held by the Company, including the Juby Project, or the property may be subject to prior unregistered agreements, liens, transfers or land claims by indigenous peoples.
In April 2012, the Minister of Mines of Colombia contracted out to private firms the legal and technical audit of all exploration and exploitation licenses in Colombia. The Minister of Mines has stated that titles may be cancelled or fines may be imposed if the audit shows that the applicable law has not been or is not being complied with by mining companies. The first compliance audit visits for the Segovia Operations by the private contractor took place during the months of January and February 2013 and continue to occur periodically. Although the Company believes that it is in substantial compliance in all material respects with applicable material laws and regulations in Colombia, the Company cannot assure that the results of the audit will not result in further inquiry or actions taken by the National Mining Agency (Colombia).
The Company’s primary mining titles on all Properties are current. While mining titles generally allow for renewals and the Company has no reason to expect that a renewal of such title will not be granted in the normal course in the future, the Company cannot give assurances that its mining titles will continue to be renewed.
Mineral Resource and Reserve Estimates
Any figures presented for mineral resources in this Annual Information Form and which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the estimation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our Properties to development, we must rely upon estimates as to the mineral reserve tonnes and grades on our properties.
The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the resource and reserve estimates included in this Annual Information Form are well established and reflect management’s best estimates, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

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Estimated mineral reserves or mineral resources may have to be re-estimated based on changes in mineral prices, operating and capital costs, metallurgical recoveries, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.
Our resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market price for gold may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on mineral reserve estimates, our results of operations or financial condition.
A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flow, earnings, results of operations and financial condition. No assurances can be given that any resource estimates for the Properties will ultimately be reclassified as proven or probable reserves.
Inferred Mineral Resources
Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is a risk that inferred mineral resources referred to in this Annual Information Form cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.
Integration Risks
The Company has made recent acquisitions and may make selected acquisitions in the future. The Company may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Company. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:
•identifying acquisitions that fit the Company’s strategy;
•negotiating acceptable terms with the seller of the business or property to be acquired; and
•obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.
Any positive effect of acquisitions on the Company’s results will depend on a variety of factors, including, but not limited to:
•assimilating the operations of an acquired business or property in a timely and efficient manner;
•maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
•implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
•to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.
Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. If the Company chooses to use equity as consideration for such acquisitions, existing Shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds and may expose the Company to new geographic, political, operating, financial and geological risks. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s Common Shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

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Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material mineralized deposit may prove to contain resources that are below the Company’s expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and, to the extent that the Company makes an acquisition outside of markets in which it has previously operated, the Company may have difficulty conducting and managing operations in a new operating environment.
Current Global Markets and Economic Conditions
The Company’s future revenues and earnings are affected by the prices of silver, gold and commodities such as fuel and other consumable items. The prices of these commodities are affected by numerous factors beyond the Company’s control.
Global financial conditions over the past decade have been characterized by volatility in both commodities prices and otherwise. Several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by many factors including, but not limited to, inflationary pressures and corresponding interest rate increases. The global markets may also experience volatility and disruption due to the escalation of geopolitical tensions and military conflicts. Such events may lead to market disruptions, including significant volatility in commodity prices, credit and capital markets and interest rates. This may impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company. Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in further impairment losses. If such volatility and market turmoil continue, the Company’s operations and financial condition could be adversely impacted.
To the extent the Company relies on the capital markets for necessary capital expenditures, the businesses, financial conditions and operations of the Company could be adversely affected by: (i) continued disruption and volatility in financial markets; (ii) continued capital and liquidity concerns regarding financial institutions generally and hindering the Company’s counterparties specifically; (iii) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system; or (iv) recessionary or inflationary conditions that are deeper or last longer than currently anticipated.
Availability and Cost of Supplies
The Company, as with other companies in the mining industry, requires raw materials and supplies in connection with operations. These supplies and materials may be significantly affected by changes in market price, exchange rates and availability. There may also be disruptions to the availability of these supplies and materials due to the escalation of geopolitical tensions and military conflicts. Some of these supplies may be obtained from a limited group of suppliers or may become difficult to obtain at a price satisfactory to the Company. As the global mining industry fluctuates, increased activity in the sector would cause a similar increase in demand for the materials and supplies, as well as labour. Although the Company monitors the market and attempts to anticipate future needs, the market cost of such supplies and materials is outside of the control of the Company. Operating costs of the Company could be significantly impacted by the ability of the Company to obtain necessary materials and supplies at the predicted price. Increases in the price of necessary supplies would impact the costs of production and predicted expenses.
Future Production Rates
The Company prepares estimates of future gold and silver production for its operating mines. The figures for the Company’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. The Company’s ability to demonstrate sufficient economic returns will also affect the availability and cost of financing.
The Company’s actual production may vary from its estimates for a variety of reasons, including, but not limited to: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of reserves and the processing of new or different ore grades from those planned; mine failures, equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical

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reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. Finally, it is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold, silver or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Financing Risks
Additional funding may be required to complete the Company’s current development projects, as well as proposed or future exploration and operational programs at the Company’s Properties, as well as to complete any future large scale development projects. There is no assurance that any such funds will be available. Failure to obtain additional financing for the Company’s Properties, if required, on a timely basis or on favourable terms, could cause the Company to reduce or delay its proposed operations.
While the Company has been successful in the past in obtaining financing to undertake its planned exploration and development programs, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms favourable to the Company. Any additional equity financing, if completed, may involve substantial dilution to existing Shareholders.
The Company has outstanding indebtedness and may incur additional indebtedness in the future, including by way of debentures, additional notes or credit facilities. A portion of the cash flow generated by properties owned by the Company will be devoted to servicing such debt and there can be no assurance that the Company will generate sufficient cash flow from operations to meet the required interest and principal payments on the debt.
Indebtedness of the Company
The Company’s debt could have a material adverse effect on the Company’s financial condition and results of operations as well as the Company’s ability to fulfill its obligations under the 2024 Debentures, the 2026 Unsecured Notes and the 2027 Aris Holdings Notes. In particular, it could:
•increase the Company’s vulnerability to general adverse economic and industry conditions and require the Company to dedicate a substantial portion of its cash flow from operations to payments on the Company’s indebtedness, thereby reducing the availability of the Company’s cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements and other general corporate purposes;
•decrease the Company’s ability to satisfy the Company’s obligations under the 2024 Debentures, 2026 Unsecured Notes and 2027 Aris Holdings Notes;
•increase the Company’s vulnerability to covenants relating to the Company’s indebtedness which may limit the Company’s ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;
•increase the Company’s exposure to risks inherent in interest rate fluctuations and changes in credit ratings or statements from rating agencies because certain of the Company’s borrowings are or may in the future be at variable rates of interest, which would result in higher interest expense to the extent it has not hedged these risks against increases in interest rates;
•limit the Company’s flexibility in planning for, or reacting to, changes in the Company’s business or the industry in which it operates; and
•limit the Company’s ability to borrow additional funds to meet the Company’s operating expenses, to undertake accretive transactions and for other purposes.
Servicing Indebtedness
Notwithstanding that the Company believes it has sufficient free cash flow to service its indebtedness, including its obligations under the 2024 Debentures, 2026 Unsecured Notes and the 2027 Aris Holdings Notes, if the Company is unable to generate enough cash to service its indebtedness, the Company’s financial condition and results of operations could be negatively impacted.

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The Company’s ability to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond the Company’s control. In addition, the Company’s ability to borrow funds in the future to service the Company’s debt, if necessary, will depend on covenants in the 2021 Indenture, the 2024 Debenture Indenture, the 2020 Aris Gold Indenture and other debt agreements it may enter into in the future. Future borrowings may not be available from the capital markets in amounts sufficient to enable the Company to pay its obligations as they mature or to fund other liquidity needs. If the Company is not able to obtain such borrowings or generate cash flow from operations in an amount sufficient to enable it to service and repay its indebtedness, the Company will need to refinance its indebtedness to avoid default under the agreements governing the Company’s indebtedness and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets. Such refinancing or alternative measures may not be available on favourable terms or at all. The inability to service, repay and/or refinance the Company’s indebtedness could negatively impact the Company’s financial condition and results of operations.
In addition, the Company conducts a substantial portion of its operations through its subsidiaries, of which certain subsidiaries are not guarantors of the 2021 Indenture, the 2024 Debenture Indenture, the 2020 Aris Gold Indenture or the Company’s other indebtedness. Accordingly, repayment of the Company’s indebtedness, including the 2024 Debentures, the 2026 Unsecured Notes and the 2027 Aris Holdings Notes, is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company (or to Aris Holdings, in the case of the 2027 Aris Holdings Notes) by dividend, debt repayment, capital contribution, intercompany loan or otherwise. Unless they are guarantors of the applicable indebtedness, the Company’s subsidiaries do not have any obligation to pay amounts due on such indebtedness or to make funds available for that purpose.
The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms, or at all, would materially and adversely affect the Company’s financial position and results of operations and the ability of the Company and its subsidiaries to satisfy their obligations under the 2026 Unsecured Notes, the 2024 Debentures and the 2027 Aris Holdings Notes.
If the Company cannot make scheduled payments on the Company’s debt, the Company will be in default and the holders of the 2026 Unsecured Notes, the 2024 Debentures and the 2027 Aris Holdings Notes could declare all outstanding principal and interest to be due and payable and the Company could be forced into bankruptcy or liquidation.
Indebtedness and Related Restrictive Covenants
The 2021 Indenture and the 2020 Aris Gold Indenture impose significant operating and financial restrictions, which may prevent the Company from capitalizing on business opportunities or otherwise engaging in activities that may be in the Company’s long-term best interests. These restrictions may also limit the Company’s ability and the ability of its subsidiaries, among other things, to:
•incur additional indebtedness;
•make investments;
•sell assets;
•incur liens;
•enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends;
•enter into transactions with affiliates;
•consolidate, merge or sell certain assets; and
•engage in certain types of business activities.
These restrictions could limit the Company’s ability to seize attractive growth opportunities for its businesses or otherwise engage in activities that may be in the Company’s long-term best interests that are currently unforeseeable, particularly if the Company is unable to obtain financing or make investments to take advantage of these opportunities.
Further, the failure to comply with these covenants could result in an event of default under the terms of the debt that, if not cured or waived, could result in the acceleration of substantially all of the Company’s debt. The Company may not have sufficient working capital to satisfy its debt obligations in the event of an acceleration of all or a significant portion of the Company’s outstanding indebtedness.
Additional Indebtedness
Despite the Company’s current level of indebtedness, the Company and its subsidiaries may still be able to incur substantially more debt, including secured indebtedness. This could further exacerbate the risks to the Company’s financial condition.

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Although the 2021 Indenture, the 2020 Aris Gold Indenture and other financing agreements, including under the Marmato PMPA, contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial.
These restrictions also will not prevent the Company and its subsidiaries from incurring obligations that do not constitute indebtedness. If new debt is added to the Company’s current debt levels, the related risks that the Company and its subsidiaries now face could increase.
Ability to Raise the Funds Necessary to Finance a Change of Control Offer
If the Company undergoes a change of control, it may need to refinance its debt.
Under the 2021 Indenture and the 2020 Aris Gold Indenture, if certain change of control events occur, the Company would be required to offer to buy back the 2026 Unsecured Notes and/or the 2027 Aris Holdings Notes for a price equal to 101.0% of the principal amount of each respective note, plus any accrued and unpaid interest. The Company may not have sufficient funds available to it to make any required repurchases of the 2026 Unsecured Notes or the 2027 Aris Holdings Notes upon such change of control event.
The source of funds for any such repurchase would be the Company’s available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person. The Company cannot assure that sufficient funds will be available at the time of any change of control event to repurchase all tendered 2026 Unsecured Notes and/or the 2027 Aris Holdings Notes pursuant to this requirement. The Company’s failure to offer to repurchase 2026 Unsecured Notes and/or the 2027 Aris Holdings Notes, or to repurchase such notes tendered, following a change of control would result in a default under the 2021 Indenture and the 2020 Aris Gold Indenture, which may, in turn, trigger cross default provisions in our other debt instruments.
Collateral Securing Certain Obligations
The collateral securing the 2027 Aris Holdings Notes also secures the obligations of Aris Holdings to WPMI under the Marmato PMPA on a pari passu basis. In the event of an enforcement action or insolvency proceeding in relation to Aris Holdings, an amount equal to 15% of the collateral proceeds from such action or proceeding would be required by the terms of the Intercreditor Agreement to be applied towards the obligations of Aris Holdings to WPMI under the Marmato PMPA, with the remaining proceeds being available for distribution to holders of 2027 Aris Holdings Notes to satisfy the obligations of Aris Holdings under the 2020 Aris Gold Indenture. There can be no guarantee that the portion of such proceeds available for distribution to holders of 2027 Aris Holdings Notes will be sufficient to satisfy all obligations of Aris Holdings under the 2020 Aris Gold Indenture.
Market Value of the Company’s Indebtedness
Prevailing interest rates will affect the market value of the Company’s Indebtedness, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Company’s Indebtedness may decline as prevailing interest rates for comparable debt instruments rise and may increase as prevailing interest rates for comparable debt instruments decline.
Value of the Security Interest in the Collateral
The fair market value of the collateral securing the 2027 Aris Holdings Notes is subject to fluctuations based on factors that include, among others, general market and economic conditions, the condition of the property and assets of Aris Holdings, alternative uses of such property and assets and other factors. The amount to be received upon a sale of the collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral can be sold in a short period of time (or at all) or in an orderly manner or that the proceeds from any such sale would be sufficient to satisfy Aris Holdings’ obligations secured thereby, including its obligations under the 2027 Aris Holdings Notes.

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Bankruptcy and Insolvency Laws
In addition to the limitations described elsewhere herein, in the event the Company or its subsidiaries becomes subject to bankruptcy, insolvency, receivership, liquidation, winding up, reorganization or similar proceedings (“Insolvency Proceedings”) in Canada or in any other relevant jurisdiction, the rights of Bank of New York Mellon, TSX Trust or holders of the Company’s indebtedness to enforce remedies under the Company’s indebtedness could be significantly delayed or impaired by the restructuring provisions of applicable bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought by the Company, its subsidiaries or others with respect to it. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a restructuring proposal or plan of compromise or arrangement to be voted on by one or more classes of its affected creditors. A restructuring proposal, compromise, or arrangement, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those that did not vote to accept the proposal, compromise, or arrangement. Furthermore, this legislation permits the insolvent person to retain possession and control of its property during its restructuring process, subject to court oversight, even though it may be and remain in default under its financing arrangements and other agreements during that process.
The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect an entity attempting to restructure its affairs from actions that might otherwise be taken by creditors and other parties. Accordingly, the Company cannot predict whether payments under its indebtedness would be made during any Insolvency Proceedings, whether or when Bank of New York Mellon or TSX Trust, as applicable, could exercise their rights under any indenture and applicable security documents, whether and to what extent holders of the Company’s indebtedness would be compensated for any delays in payment, if any, of principal, interest, gold premiums and costs, or whether and to what extent claims under the Company’s indebtedness could be compromised.
Colombian Law Considerations
The ability to enforce rights under the Company’s indebtedness may be limited if the Company or any of the guarantors become subject to Insolvency Proceedings under applicable Colombian law, which establishes the events under which a Colombian company, its creditors or the authorities may request admission of the Colombian company to Insolvency Proceedings in order to enter into a reorganization agreement (acuerdo de reorganización empresarial) seeking to restructure its operations, management and debts, or a liquidation proceeding in order to liquidate its assets and pay off its indebtedness to the extent possible. The insolvency laws of Colombia, particularly with regards to the priority of creditors (secured or unsecured), the ability to obtain post-petition interest and the duration of Insolvency Proceedings, may be less favorable to the holders of the Company’s indebtedness than the bankruptcy laws of other jurisdictions.
Pursuant to Colombian insolvency law, a company subject to a reorganization proceeding will not be able to amend its bylaws, grant or execute guarantees or securities over its own assets (including trusts), offset accounts, make payments, terminate agreements, make arrangements or settlements with respect to any of its obligations, neither carry out operations different to its ordinary course of business without prior authorization of the insolvency judge.
Pursuant to Colombian insolvency law, if the Company or any of the guarantors’ files for bankruptcy proceedings, the creditors will be stayed from enforcing their security interests and from collecting any obligation accrued before the admission of the insolvency petition. It will not be possible to admit subsequent judicial collection proceedings against the debtor nor carry on with the existing ones; accordingly, all foreclosure on security interests granted by a debtor or guarantor in default that undergoes a reorganization proceeding under that law will be suspended. Also, a company or any guarantor admitted to the insolvency will not be allowed to pay any obligation accrued before the filing of the insolvency petition nor the credits caused between the filing and the admission to the proceeding, unless the Colombian insolvency court authorizes otherwise. If the admitted debtor or its creditors breach such obligations, the Colombian insolvency court has ample powers and authority to direct compliance with the process. The Colombian insolvency court may take all measures necessary to protect, guard and recover the assets of the debtor, including the revocation of the acts and contracts executed in prejudice of creditors, the imposition of sanctions and fines for failing to comply with the Colombian insolvency court orders and even to postpone the claims or cancel the guaranties of the creditors who attempt to get paid outside of the reorganization proceeding. Furthermore, under Colombian insolvency regulations, contractual provisions that directly or indirectly prevent or create obstacles to the commencement and execution of reorganization proceedings in Colombia, including early termination of agreements or acceleration of contractual obligations upon the initiation of a reorganization proceeding, are null and void without the need of a court decision in Colombia. Any attempt by creditors to enforce such provisions may result in the rights of such creditors being subordinated to the payment of all external liabilities of the debtor and even the cancellation of the guaranties.

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Furthermore, by means of a reorganization agreement and subject to certain requirements, new funds disbursed by creditors after the date of the admission to the reorganization proceeding may give a priority in payment as tax claims for the credits recognized in the proceeding, which have legal preference over obligations such as the Company’s indebtedness. Non-compliance with the reorganization agreement can trigger the immediate judicial liquidation of a company, among other legal consequences, such as the mandatory removal of the company’s administrators (which will be jointly liable for the damages caused to the company) and monetary fines.
It is impossible to predict how long a reorganization or judicial liquidation case may delay any payments by the Company or guarantor under the guarantees.
Enforceability of Note Guarantees
Creditors of one or more guarantors of the 2026 Unsecured Notes or 2027 Aris Holdings Notes could challenge the guarantees provided in respect of such notes as fraudulent transfers, conveyances or preferences or on other grounds under applicable Canadian law or the laws of other relevant jurisdictions where the guarantors were formed. While the relevant laws vary from one jurisdiction to another, the entering into of the guarantees by certain subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court was to determine that the guarantor did not receive fair consideration for the delivery of the guarantee, the guarantor was insolvent at the time it delivered its guarantee, or the grant of the guarantee was not commercially reasonable and in good faith.
To the extent a court voids the guarantees as fraudulent transfers, preferences or conveyances, or holds them unenforceable for any other reason, holders of the applicable notes could cease to have any direct claim against such guarantors.
Colombian Law Considerations
Colombian insolvency law provides that during an Insolvency Proceeding and within six months following the date on which the rating and graduation of credits and voting rights are final, any of the creditors, the promoter, the liquidator or the insolvency judge may initiate a revocation action (acción revocatoria or acción de simulación) before the insolvency judge, against certain acts or transactions of the debtor (including the enforcement of a guarantee and security interests) where the debtor’s assets are insufficient to cover the debt obligations recognized in the Insolvency Proceeding, if such acts or transactions have negatively affected any of the creditors or affected the priority of claims established by the law.
Some of the debtor’s acts that may be revoked include: (i) the termination of obligations, any payment in kind and, in general, any act that implies transfer, disposition, creation or cancellation of liens, limitation or division of the ownership of assets of the debtor, carried out in detriment of its net worth, or any lease that hinders the purpose of the process, during the 18 months prior to the initiation of the reorganization process, or the judicial liquidation process, when it does not appear that the purchaser, lessee or borrower acted in good faith; and (ii) any act without consideration (such as donations) entered into within 24 months prior to the initiation of the reorganization process or the judicial liquidation process.
Consequently, an insolvency court in Colombia may decide to claw back or invalidate the enforcement of guarantees or security interests in the collateral by the Colombian guarantors if it finds that such enforcement of guarantees and/or security interests was made within the 18-month “suspect period” prior to the initiation of reorganization or liquidation proceedings and such guarantee or security interest constitutes a fraudulent conveyance, in the terms of Article 74 of Law 1116 of 2006. While the holders of 2027 Aris Holdings Notes might claim that the grant of guarantees and security interests in the collateral was made in good faith, for reasonable consideration and not in detriment to other creditors, there can be no assurance that a Colombian insolvency court would not invalidate the grant of guarantees or security interests in the collateral. One of the factors a Colombian court may consider is whether the secured party knew that the security granting debtor was insolvent, or on the brink of insolvency, when the security and guarantee was granted.
Precious Metals Streams
Pursuant to the terms and conditions of the Marmato PMPA, WPMI has agreed to make an upfront cash payment of US$175,000,000 (to be paid over several tranches upon achievement of certain milestones, of which US$53,000,000 has been received to date) plus a production payment for an amount of gold equal to 10.5% of gold production and for an amount of silver equal to 100% of silver production, until 310,000 ounces of gold and 2,150,000 ounces silver have been delivered, after which the stream will drop to 5.25% of gold production and 50% of silver production for the life of the Marmato Mine. Each advance contemplated under the Marmato PMPA is subject to a number of conditions precedent and the failure to meet the conditions precedent under the Marmato PMPA could materially and adversely affect the Company, as the Company would,

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among other things, be required to find an alternative source of capital to finance the expansion of underground mining operations of the Lower Mine at the Marmato Mine.
Pursuant to the terms and conditions of the Toroparu PMPA, WPMI has agreed to purchase 10% of the gold and 50% of the silver production in the Toroparu Project in exchange for up-front cash deposits totalling US$153.5 million. The Company has received an initial deposit of US$15.5 million, with the remaining US$138.0 million subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other project related documents. If WPMI elects not to proceed with the remaining stream financing of US$138.0 million, WPMI will be entitled to either (i) a refund from Aris Mining of US$13.5 million of the US$15.5 million already paid and termination of the Toroparu PMPA or (ii) a reduction of the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. The failure to meet the conditions precedent under the Toroparu PMPA or WPMI’s election to terminate the agreement could adversely affect the Company, as the Company would, among other things, be required to find an alternative source of capital to finance the development of the Toroparu Project if so required.
There can be no assurance that additional capital or other types of financing would be available if needed or that such financings would be on terms at least as favourable to the Company as under its precious metals streams or at all.
Further, and more generally, the Company’s failure to comply with the covenants or other obligations contained in its precious metals streams, including a failure resulting from events beyond its control, could result in an event of default, which could materially and adversely affect the Company.
Mining Risks and Insurance Risks
The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond the Company’s control. These risks and hazards could result in: (i) damage to, or destruction of, mineral properties or producing facilities; (ii) personal injury or death; (iii) environmental damage; (iv) delays in mining; and (v) monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations.
The Company maintains insurance to protect against some of these risks and hazards. The insurance is in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that the Company will maintain such insurance. The Company’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, the Company does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect the Company’s cash flow and overall profitability.
Environmental, Sustainability and Governance Practices and Performance
There is increased scrutiny from stakeholders related to our ESG practices, performance and disclosures, including prioritization of sustainable and responsible production practices, decarbonization and reduction of our carbon footprint, tailings stewardship and social license to operate among others in the jurisdictions where we operate. It is possible that our stakeholders might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet our evolving stakeholders’ expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors’ ESG practices.
Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our

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stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
The failure to conduct operations in accordance Company standards can result in harm to employees, community members or trespassers, increase community tensions, cause reputational harm to us or result in criminal and/or civil liability and/or financial damages or penalties.
Climate Change
The Company recognizes that climate change is a global issue that has the potential to impact our operations, stakeholders and the communities in which we operate, which may result in physical risks and transition-related regulatory change risk. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulations regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Stakeholders may increase demands for emissions reductions and call upon us or mining companies in general to better manage their consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation and/or stakeholder demands will not have an adverse effect on the Company’s business, results of operations and financial condition.
With respect to transition-related regulatory changes, the effects may include the financial impact of carbon pricing regulations if and when the Company’s operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. Such effects may have an adverse effect on the Company’s business, results of operations and financial condition.
Decommissioning Liabilities
Mining, processing, development and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision made in the Company’s financial statements represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.
Use of and Reliance on Experts Outside Canada
The Company uses and relies upon a number of legal, financial and industry experts outside of Canada as required given its corporate and operational structure. Some of these industry professionals may not be subject to equivalent educational requirements, regulations, and rules of professional conduct or standards of care as they would be in Canada. The Company manages this risk through the use of reputable experts and review of past performance. In addition the Company uses, where possible, experts and local advisers linked with firms also operating in Canada to provide any required support.
Pandemics, Epidemics and Public Health Crises
The COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats and resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on the Company’s business, results of operations and financial condition.
The COVID-19 pandemic disrupted global supply chains and workforce participation and created significant volatility and disruption of financial markets which adversely impacted the ability to raise capital, caused continued interest rate volatility and

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movements that made obtaining financing or refinancing debt obligations more challenging or more expensive (if such financing was available at all).
Actions taken by governmental authorities and third parties to contain and mitigate the risk of spread of pandemics may have an adverse impact on our business. Disruptions in the Company’s supply chain, including disruptions from the Company’s suppliers and service providers, as a result of industry closures relating to containment of pandemics may result in the declaration by the Company’s suppliers of force majeure in contracts or purchase orders, which may result in the Company’s inability to complete projects in a timely manner.
The impact of pandemics could also include sites being placed into care and maintenance. If our sites are placed into care and maintenance, this could significantly reduce our cash flow and impact our ability to meet certain covenants related to our debt obligations.
These and other impacts of pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in these “Risk Factors”. The ultimate impact of pandemics on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the outbreak and recovery, including any future resurgences, as well as actions taken by governmental authorities and third parties, including the distribution, effectiveness and acceptance of vaccines, to contain its spread and mitigate its public health effects. We may experience material adverse effects on our business, results of operations and financial condition as a result of any of these disruptions, even after the any pandemic has subsided. The Company will continue to monitor developments related to any such situation and revise its response plans accordingly.
Potential Conflicts of Interest
The Company’s directors may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.
Enforcement of Civil Liabilities
Most of the Company’s assets are located outside of Canada and certain of the directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the Company’s directors and officers residing outside of Canada. Moreover, it may not be possible for investors to effect service of process within Canada upon the aforementioned foreign directors and officers of the Company.
Information and Cyber Security
The secure processing, maintenance and transmission of information and data is critical to the Company’s business. Furthermore, the Company and its third-party service providers collect and store sensitive data in the ordinary course of the Company’s business, including personal information of the Company’s employees, as well as proprietary and confidential business information relating to the Company and in some cases, the Company’s suppliers, investors and other stakeholders. This may also include confidential information of prospective merger and acquisition targets or candidates with which the Company may have entered into confidentiality agreements. With the increasing dependence and interdependence on electronic data communication and storage, including the use of cloud-based services and personal devices, the Company is exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on the Company’s systems or on systems of third parties that the Company relies on, failure or non-availability of key information technology systems, or a breach of security measures designed to protect the Company’s systems. While the Company employs security measures in respect of its information and data, including implementing systems to monitor and detect potential threats, the performance of periodic audits, and penetration testing, the Company cannot be certain that it will be successful in securing this information and data and there may be instances where the Company is exposed to malware, cyber-attacks or other unauthorized access or use of the Company’s information and data. Any data breach or other improper or unauthorized access or use of the Company’s information could have a material adverse effect on the Company’s business and could severely damage the Company’s reputation, compromise the Company’s network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt the Company’s normal operations, and cause the

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Company to incur additional time and expense to remediate and improve the Company’s information systems. In addition, the Company could also be subject to legal and regulatory liability in connection with any such cyber-attack or breach, including potential breaches of laws relating to the protection of personal information.
Joint Ventures
Any failure of a joint venture partner to meet its obligations to the Company or third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on such joint ventures whether related to the Soto Norte Project or other joint ventures the Company may enter into in the future. In addition, the Company may be unable to exert influence over strategic decisions made in respect of properties of such joint ventures.
Share Price Volatility
The market price for the Common Shares cannot be assured. In recent years, securities markets in Canada, the United States and elsewhere have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The trading price of the Common Shares may be subject to large fluctuations. For the same reason, the value of any of the Company’s securities convertible into, or exchangeable for, Common Shares may also fluctuate significantly, which may result in losses to investors. The price of the Common Shares will be subject to market trends and conditions generally. Factors that may contribute to volatility in the securities of the Company include macroeconomic developments globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations.
Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from the exchanges on which they trade, further reducing market liquidity. The market price for the Common Shares may also be affected by the Company’s ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, may have a material adverse effect on the market price of the Common Shares.
Dividends
Any payments of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company, restrictions under the 2024 Debenture Indenture, the 2021 Indenture, the 2020 Aris Gold Indenture and the Marmato PMPA, and other factors which the Board may consider appropriate in the circumstance. It is unknown whether the Company will pay dividends in the future.
Public Company Obligations
The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Company’s compliance costs and the risk of non-compliance, which could adversely impact the market value of the Common Shares or other securities.
The Company is subject to changing rules and regulations promulgated by a number of governmental and self regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Forward-Looking Information May Prove Inaccurate
Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by forward-looking statements or contribute to the possibility that

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predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties is found under the heading “General Provisions – Forward-Looking Information.”
ITEM 6.MATERIAL MINERAL PROPERTIES
The Company has interests in Colombia, comprising the Segovia Operations, the Marmato Mine and 20% ownership and operational control of the Soto Norte Project (with an option to increase to its ownership to 50%) and in Guyana, comprising the Toroparu Project.
Scientific and technical information for the Company’s material mineral properties included in this Annual Information Form is based upon information included in the following NI 43-101 compliant technical reports: (a) the Segovia Technical Report; (b) the Marmato Technical Report; (c) the Soto Norte Technical Report; and (d) the Toroparu Technical Report.
6.1Segovia Operations
6.1.1Segovia Operations Technical Report
The information, tables and figures that follow relating to the Segovia Operations are direct extracts from the Segovia Technical Report, which is incorporated by reference into this Annual Information Form. The Segovia Technical Report summary reproduced below is based on assumptions, qualifications and procedures which are not fully described herein. Further, the summary below includes defined terms and timelines that are different from or may conflict with those used in the rest of this Annual Information Form, or that are not contained in this Annual Information Form. Reference should be made to the full text of the Segovia Technical Report, which may be accessed through the Company’s website at www.aris-mining.com or through its profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed since that time, as explained elsewhere in this Annual Information Form and the Company’s other public disclosure.
The Segovia Technical Report was prepared for the Company as an NI 43-101 compliant updated mineral resource and mineral reserve estimate and Technical Report for the Segovia Operations resulting from Aris Mining’s reviews and optimization of the geological interpretation and resource estimation methodologies, as well as the results of ongoing channel sampling and strategic exploration and infill drilling, optimization of mining, processing, productivity, labour structure, cost control, and updates to cost estimates and production plans.
The metric system has been used throughout the report. Tonnes (t) are metric of 1,000 kg, or 2,204.6 lb. All currency is in U.S. dollars (US$) unless otherwise stated.
Property Description and Ownership
The Segovia Operations are a historical and current mining operation comprising four active underground gold mining operations, which include El Silencio, Sandra K, Providencia, and Carla, together with other mineral resources and exploration targets, the Maria Dama processing facility that processes both ore produced from the Segovia Operations’ mineral reserves and material that is mined by smaller groups outside of the Segovia Operations’ titles, tailings management facilities, and numerous historical mines, located in the department of Antioquia, Colombia. Mining has taken place on the Segovia Operation for over 150 years with approximately 4.6 million ounces of gold reported to have been mined from the Segovia Operations between 1869 and 2010. Between 2011 and 2022, approximately 1.7 million ounces of gold have been produced at the Segovia Operations’ Maria Dama processing plant.
The Segovia Operations’ El Silencio, Sandra K, and Providencia mines, the Maria Dama processing plant, and other key infrastructure are located within mining title RPP 140 in the municipality of Segovia. The Carla mine is located in mining title H6045005, approximately 10 kilometres (km) to the south in the municipality of Remedios. Both of these municipality’s community infrastructure has developed in response to the mining activities at the Segovia Operations and the surrounding mining district. The Segovia Operations is readily accessible by vehicle on national highways and sealed secondary roads leading 195 km to the northeast from Medellín.
On September 26, 2022, GCM Mining completed a business combination with Aris Gold and the combined entity was renamed Aris Mining. Aris Mining is the 100% owner and operator of the Segovia Operations.

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Exploration Drilling and Channel Sampling Data
There are around 1,280 drillholes and 203,261 channel samples defining the characteristics of the mineralized gold veins at the Segovia Operations. Exploration and infill drilling, as well as channel sampling of the mineralized structures at the active mining operations takes place on an ongoing basis and are utilized for annual updates of the mineral resource and mineral reserve estimates, using assumptions based on actual operational results and updated production plans. Annual drilling budgets have steadily increased since 2016, with exploration drilling plans guided by following the vein trends along strike and down dip as new surface and underground drilling platforms are constructed. In 2023, the number of development contractors was increased to allow for faster creation of drilling platforms. The strategic drill plan for 2023 included 84,500 metres (m) for infill drilling to increase mineral reserves and the life of mine plan, resource extensions at the producing mines, and strategic high priority vein targets located adjacent to the current mining operations. The Segovia Operations also provides drilling assistance to partner miners. The drillhole and channel sample data cut-off date used for the mineral resource estimate is June 30, 2023, using approximately half of the 2023 planned drilling metres. The 2023 drilling program is still underway.
Geology and Mineralization
Regionally, the Segovia Operations is located in the Central Cordillera of the Colombian Andes and at a local level, mesothermal quartz sulphide veins comprising the Segovia gold deposit are hosted in diorites and granodiorites of the Segovia Batholith. The Segovia Operations’ geology is dominated by the Segovia Batholith, andesite to dolerite dikes, an extensive system of high grade gold mineralized quartz veins, and faulting resulting in offsets of the veins. The veins are controlled mainly by northeast trending, shallowly dipping faults associated with diorite to andesite dikes. The average width of the quartz veins is around 1.2 m and pinches and swells along strike and down dip. The majority of the veins dip approximately 30° to the northeast, with a small number of steeply dipping veins.
Numerous large scale vein structures are currently being mined on the Segovia Operations, in addition to minor associated veins, including veins 1040, Nacional, and Veta Manto at the El Silencio mine, the Providencia vein at the Providencia mine, the Sandra K Techo vein at the Sandra K mine, and the La Gran Colombia vein at the Carla Mine. There are numerous other associated smaller vein structures, some of which have been mined in the past, that are now identified as exploration targets, including Marmajito, Las Verticales, Vera, Cristales, Hilos 1, and Chumeca.
The orientation and dimensions of the gold veins at El Silencio, Providencia, Sandra K, and Carla as defined by channel sampling and diamond drilling are provided in Table 6.6-1.
Table 6.6-1    Vein dimensions

Vein	Average dip	Strike length (km)	Down dip length (km)	Average vein width (m)
El Silencio	30°	2.8	2.7	1.3
Providencia	33°	2.2	2.0	1.1
Sandra K	34°	1.5	2.3	1.2
Carla	34°	0.85	0.48	1.3
Mineral resource estimate
The Segovia Operations mineral resource estimate effective September 30, 2023 is shown in Table 6.4-4. The mineral resource cut-off grades were established for each area using a gold price of $1,850 per ounce, a metallurgical gold recovery of 95.2%, and cost assumptions based on actual operating results. The mineral resource estimate utilized a gold cut-off grade of between 2.80 grams per tonne (g/t) and 3.12 g/t depending on mineral resource area. The cut-off grade is applied to vein grades diluted to a minimum height of one vertical metre.

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Table 6.6-2     Segovia Operations mineral resources effective September 30, 2023

Classification	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)
Measured	4.1	14.31	1,893
Indicated	3.8	14.38	1,736
Measured + Indicated	7.9	14.34	3,629
Inferred	4.7	12.11	1,823
Notes:
•Mineral resources are inclusive of mineral reserves.
•Mineral resources are not mineral reserves and have no demonstrated economic viability.
•A gold price of US$1,850 per ounce was used for the mineral resource estimate.
•The mineral resource estimate utilized a gold cut-off grade of between 2.80 g/t and 3.12 g/t depending on mineral resource area. The cut-off grade values were applied to vein grades diluted to a minimum height of one vertical metre.
•The mineral resource estimate was prepared by Pamela De Mark, P. Geo., Senior Vice President of Geology and Exploration of Aris Mining.
•There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

Mineral reserve estimate
The mineral reserve estimate for the Segovia Operations effective September 30, 2023 is shown in Table 6.6-3. The mineral reserve cut-off grades were established for each area using a gold price of $1,700 per ounce, a metallurgical gold recovery of 95.2%, and cost assumptions based on actual operating results. The mineral reserve estimate utilized a gold cut-off grade of between 3.05 g/t and 3.40 g/t, depending on mining area. The cut-off grade is applied to vein grades diluted to a minimum height that varies according to the mining area.
Table 6.6-3     Segovia Operations mineral reserves effective September 30, 2023

Classification	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)
Proven	1,515	12.25	597
Probable	2,017	11.16	723
Proven + Probable	3,531	11.63	1,320
Notes:
•A gold price of US$1,700 per ounce was used for the mineral reserve estimate.
•The mineral reserve estimate utilized a gold cut-off grade of between 3.05 g/t and 3.40 g/t, depending on mining area. The cut-off grade values were applied to vein grades diluted to a minimum mining height that varies according to the mining area.
•The mineral reserve estimate was prepared by Aris Mining technical staff under the supervision of and reviewed by Inivaldo Diaz, CP, Vice President Technical Services of Aris Mining’s Colombian operations.
•There are no known mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the mineral reserve estimate.

Mining
Mining has taken place at the Segovia Operations for over 150 years and the underground mining operation, Maria Dama processing plant, and associated mining infrastructure have been in place for many years.
The ore at the Segovia Operations has historically been mined from underground using labour intensive manual room and pillar mining methods from the 1.1 to 1.3 m wide veins that mostly dip between 30° and 35° degrees. In 2023 longwall mining was introduced to increase mining productivity. Both methods follow the dip of the veins and provide for a high level of selectivity to maximize ore recovery and minimize dilution, and includes a primary room and pillar phase and a secondary pillar recovery phase. The minimum mining height is around 1.2 m. The total mining recovery from both phases is between 90% and 95%. The total hoisting capacity is currently 3,220 tonnes per day (tpd).

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Mining is undertaken by both Aris Mining and by for-profit partnerships with local community based mining groups utilizing a compensation scheme based on the market price of gold that incentivizes higher grade ore, allowing for consistent margins from partner operated mining and allows the partner miners to participate in changes in the market price of gold. The primary room and pillar phase is undertaken by the owner mining teams and the secondary pillar recovery phase is undertaken by contractors, utilizing manual mining methods.
The underground mine has approximately 1,000 underground Aris Mining employees and around 980 Aris Mining employees working in a support capacity. Aris Mining has approximately 60 operations contracts of three different types, formalizing approximately 2,900 contract miners:
1.Artisanal and small scale mining operation contracts with a view to formalizing: contracts with small mines that wish to formalize and work under traditional and artisanal methods using small machinery on the Segovia Operations’ mining titles. These contractors represent around 7% of the Segovia Operations’ total production.
2.Outsourcing: contracts with external mining companies at the El Silencio, Providencia, and Sandra K mines using regional small mining labour to selectively mine high grade ore on the Segovia Operations’ mining titles. These contractors represent around 23% of the Segovia Operations’ total production.
3.Third parties: contracts with miners who do not have their own processing plants and are extracting material outside of the Segovia Operations’ titles. They represent around 13% of the Segovia Operations’ total production.
The 3.5 million tonnes of mineral reserves could be mined in nearly 7 years at a mining rate of 1,400 tpd by owner and partner mining. The mine life is expected to increase annually through ongoing exploration and infill drilling campaigns and annual updates to the mineral resource and mineral reserve estimates. The owner mining teams produce approximately 1,050 tpd and partner mining teams produce approximately 350 tpd. The combined mill feed to the processing plant is sourced from the mineral reserves mined by owner and contractor mining teams, non-reserve material mined by partners on the Segovia Operations’ mineral titles, and non-reserve material mined by partners outside of the Segovia Operations’ mineral titles.
Other mining optimization work that has been completed since the business combination includes the acquisition of a new fleet of diesel powered equipment to increase development and production rates, the implementation of an information management system for better control of the mine schedule execution, a more efficient workforce structure and work roster, a new employee training and production bonus scheme, and an increase in development contractors to allow for improved production flexibility. No material expansion of production is considered in the Segovia Technical Report.
Infrastructure
The Segovia Operations is a mature mining operation with well established infrastructure including roads, the underground mine workings, the Maria Dama processing plant, a polymetallic concentrate processing plant, tailings storage facilities, power and water distribution networks, water and effluent treatment plants, water management systems, maintenance workshops, offices, metallurgical and chemical laboratories, core logging and storage facilities, and fuel and explosives storage. Sufficient area is available for future tailings storage facilities.
Metallurgical Testwork and Recovery Methods
The 2,000 tpd capacity Maria Dama processing plant has been operating and continually maintained and upgraded over many years since mining at the Segovia Operations began, and the processing characteristics, requirements, and operational results are well established. The details of any past mineral processing and metallurgical testing are now superseded by actual plant operational results. Current programs comprise flotation, leach, and polymetallic concentrate plant optimization testwork.
The flow sheet comprises crushing, grinding, gravity concentration, gold flotation and regrind, cyanidation and polymetallic sulphide recovery of the flotation concentrate, Merrill-Crowe precipitation, and smelting of the Merrill-Crowe precipitate and gravity concentrate to produce a gold-silver doré. The process feed includes material mined by Aris Mining and partner-mining from within the Segovia Operations’ titles, as well as material that is mined by smaller groups outside of the Segovia Operations’ titles. Around 43% of production is sourced from partner mining. A 200 tpd polymetallic concentrate processing plant was installed in 2021 to clean sulphides from the Maria Dama processing tailings, recovering lead and zinc concentrates that provide an additional revenue source.

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Community and Environmental Setting
The Segovia Operations is located within the municipalities of Segovia and Remedios, whose community infrastructure has developed in response to mining activities over the past 150 years, and therefore the environmental and social setting is mainly centred around mining. Over 7% of the adult population of the town of Segovia is employed by Aris Mining and partner miners represent over 40% of the Segovia Operations’ workforce. The Segovia Operations have mining contracts that have formalized 2,900 miners and extended social security benefits to the families of those miners, positively impacting 12,000 family members. The Segovia Operations have a small mining team dedicated to increasing the formalization of local miners and strengthening the Segovia Operations’ bonds with the community.
The environmental liabilities at the Segovia Operations are typical of a historic and active mining operation, and none of the environmental liabilities, such as surface disturbance resulting from the historical operations, are the legal responsibility of Aris Mining. There are no known material environmental liabilities at the Segovia Operations that are the responsibility of Aris Mining. The Segovia Operations have an active environmental management team working to improve the environmental conditions at the Segovia Operations, including the restoration of land with tree planting and forestry management. The cost of reclamation and closure of the mining and tailings storage facilities has been considered in the cost estimates.
Operating Cost Estimates
The mining cost structure is well established and varies depending on whether the material is mined by owner, contractor, or artisanal labour. Aris Mining uses cost per tonne metrics to monitor the financial performance of owner-managed labour and costs per ounce metrics to monitor the financial performance of contractor and artisanal miners who are paid under a compensation scheme based on the market price of gold. Mining costs from January 1 to September 30, 2023 were US$143 per tonne for owner mining, US$823 per ounce of gold for contractor mining, and US$1,291 per ounce of gold for artisanal mining. Processing costs for the same time period, for mill feed from all on-and-off title sources, averaged US$35 per tonne processed, and mine site general and administration costs averaged US$26 per tonne processed.
The Segovia Operations receive revenue from the sale of the silver contained in the gold-silver doré and from the sale of polymetallic concentrates that averaged US$23 per tonne processed between January 1 to September 30, 2023, which is applied as a credit towards operating costs.
Taxes, Royalties, and Other Interests
Segovia Operations are subject to taxation by the Colombian State at an effective corporate income tax rate of 35%.
For metal produced at the El Silencio, Providencia, and Sandra K mines, Aris Mining pays the Colombian state a 4% royalty on 80% of the payable gold and silver produced, based on the previous month’s London Metal Exchange’s metal prices, and pays the ANM a 0.4% royalty on 80% of the payable gold and silver produced, based on the previous month’s London Metal Exchange metal prices. For metal produced at the Carla mine, Aris Mining pays the ANM a 4% royalty on 80% of the payable gold and silver produced, based on the previous month’s London Metal Exchange metal prices.
Aris Mining also makes social commitment payments to the local communities. The contribution rate is $4 per ounce of gold produced from the Segovia Operations at a minimum gold price of $700 per ounce, with an increase by $2 per ounce for each $50 increment in the prevailing London Bullion Market Association price of gold.
Conclusions
The Segovia Technical Report has been prepared for Aris Mining in compliance with the disclosure requirements of NI 43-101 to disclose material updates to the mineral resource and mineral reserve estimates at the Segovia Operations resulting from Aris Mining’s reviews and optimization of the geological interpretation and resource estimation methodologies, as well as the results of ongoing channel sampling and strategic exploration and infill drilling, optimization of mining, processing, productivity, labour structure, cost control, and updates to cost estimates and production plans.
There are no known significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the mineral resource or mineral reserve estimates.
Mining and processing have taken place at the Segovia Operations for many years and the conditions and requirements are well understood. Approximately 4.6 million ounces of gold are reported to have been mined at the Segovia Operations between

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1869 and 2010. Between 2011 and 2022 approximately 1.7 million ounces of gold have been produced at the Segovia Operations’ historical Maria Dama processing plant.
Aris Mining will continue to conduct ongoing channel sampling as mining progresses as well as exploration and infill drilling. Mineral resource and mineral reserve estimates are expected to be updated on an annual basis. Aris Mining currently expects to continue processing material at a rate of 2,000 tonnes per day over the life of mine.
Recommendations
An opportunity exists to increase the capacity of the Maria Dama processing plant from 2,000 to 3,000 tpd by utilizing a previously purchased ball mill that is already located at the Segovia Operations, and by relocating and upgrading the facilities that receive material from the Segovia Operations’ artisanal and small scale mining partners. This creates the potential to gradually increase annual gold production from 200,000 to 300,000 ounces of gold by filling the extra capacity by increasing mining rates. A portion of the extra capacity may be allocated to the Segovia Operations’ artisanal and small scale mining partners. The addition of the ball mill to the existing circuit would enable both higher throughput and more effective use of available capacity, thereby enhancing the overall gold recovery rate for all processed materials. An upgraded receiving facility for partner mined material could also be designed to increase volumes and efficiencies.
The qualified person responsible for Section 17 recommends implementing this small-scope project, which could be completed by early 2025 at an estimated cost of US$11.0 million.
6.2Marmato Mine
The information, tables and figures that follow relating to the Marmato Mine are direct extracts from the Marmato Technical Report, which is incorporated by reference into this Annual Information Form. The Marmato Technical Report summary reproduced below is based on assumptions, qualifications and procedures which are not fully described herein. Further, the summary below includes defined terms and timelines that are different from or may conflict with those used in the rest of this Annual Information Form, or that are not contained in this Annual Information Form. Reference should be made to the full text of the Marmato Technical Report, which may be accessed through the Company’s website at www.aris-mining.com or through its profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed since that time, as explained elsewhere in this Annual Information Form and the Company’s other public disclosure.
The Marmato Technical Report was prepared for the Company as a Canadian NI 43-101 Technical Report for the Marmato Mine and a PFS level Technical Report for the Lower Mine Expansion Project by SRK (U.S.), Ausenco Limited (Ausenco), Piteau Associates and Aris Mining
Property Description and Ownership
The Marmato underground gold mine (Marmato, the Property, or the Project) is located on the west side of the town of Marmato, in Marmato municipality of Caldas Department, in the Republic of Colombia, approximately 80 kilometres (km) from Medellín and 200 km northwest of the capital city of Bogotá.
Cerro El Burro, a prominent hill at Marmato, has been mined for nearly 600 years, and was historically divided into three contiguous mining titles with numerous licenses within them, including Zona Alta (#CHG_081), Zona Baja (#014-89m), and Echandia (#RPP-357). The Maruja Mine in the Zona Baja title was first developed between 1908 and 1925 by the Colombian Mining and Exploitation Company, which mined extensively in the upper levels from the haulage level on Level 18 at 1,160 metres (m) above sea level, and opened the Zancudo mine adit on Level 17, 50 m above Level 18. In 1925, the mines were expropriated and closed. In 1993 Mineros Nacionales S.A.S. began a 300 tpd underground mine on Level 18. Mining has taken place continuously since then by a series of different owners in the area now known as the Upper Mine in the Zona Baja mining title. In 2012, GCM Mining Corp. (GCM Mining), a publicly listed Canadian company formerly known as Gran Colombia Gold Corp. (Gran Colombia Gold), and currently known as Aris Mining Corporation (Aris Mining), announced the discovery of a deep mineralization trend, now referred to as the Lower Mine, 300 metres below the then known resources in the Upper Mine.
As of the effective date of this Technical Report, Aris Gold Corporation (Aris Gold) owned 100% of the Zona Baja (#014-89m) mining title, 2.7778% of GCM Mining’s Zona Alta (#CHG_081) mining title, and held rights to mine in GCM Mining’s Echandia (#RPP-357) mining title. Subsequent to the effective date of this Technical Report, on September 26, 2022, Aris Gold completed

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a business combination with GCM Mining, and the combined entity was renamed Aris Mining. Aris Mining now holds a 100% interest in the Zona Alta, Zona Baja, and Echandia mining titles.
All of the mineral resources and reserves reported for Marmato that are considered in the current pre-feasibility study disclosed in this Technical Report for the current operations of the Upper Mine and the construction of the new Lower Mine are contained within the Zona Baja title and below the 1,300 m elevation in Echandia.
Geology and Mineralization
The Marmato gold deposit is located on the eastern side of the Western Cordillera of the Colombian Andes and is hosted in the Marmato Porphyry Suite. At the Property, the andesitic to dacitic Marmato Porphyry Suite intrusions are characterized by quartz, hornblende, biotite, and zoned plagioclase phenocrysts in a finely crystalline quartz-plagioclase groundmass.
Marmato mainly comprises northwest and west-northwest trending veins and veinlets, with intermediate sulfidation epithermal and mesothermal mineralization styles transitioning with depth from the Upper Mine to the Lower Mine. The veins outcrop at the surface, and within Aris Mining’s mining titles, mineralization extends vertically over 1,100 m and remains open at depth and along strike, and has a high expansion potential from future underground drilling programs.
The Upper Mine mineralization is characterized by epithermal mineralization comprising wider, parallel, sheeted, and anastomosing sulfide rich veins and veinlets with minor quartz, carbonate, pyrite, arsenopyrite, iron rich sphalerite, pyrrhotite, chalcopyrite, and electrum. Broad zones of intense veinlet mineralization hosted within a lower grade auriferous porphyry stock are locally referred to as “porphyry pockets” or “porphyry” mineralization. The currently defined footprint of mineralization at the Upper Mine covers over 1,000 m east-west x 1,500 m north-south, and extends vertically for 350 m.
The Lower Mine mineralization is characterized by steeply dipping, northwest trending mesothermal fine veinlet porphyry hosted mineralization including quartz, pyrrhotite, chalcopyrite, bismuth sulfide, tellurides, and free gold. The currently defined Lower Mine mineralization covers an area of 950 m northwest-southeast by 350 m northeast-southwest, over a vertical extent of 750 m.
Status of Exploration, Development and Operations
A total of 1,464 drillholes for 314,874 m and 31,392 channels for 53,343 m were available for the mineral resource and reserve estimate effective June 30, 2022.
The Upper Mine has been in operation since 1993 and has produced between 20 and 26.8 thousand ounces (koz) of gold annually since 2003 from the existing 1,250 tpd capacity processing plant producing gold-silver doré via gravity concentration, flotation, flotation and gravity concentration regrind and cyanidation, and Merrill Crowe precipitation.
The Upper Mine has been developed to Level 21 at the 1,000 m elevation and the new Lower Mine will be constructed below the 950 m elevation at the boundary between the Upper Mine and Lower Mine. Mineral reserves have been estimated to the 335 m elevation.
Mineral Resource and Mineral Reserve Estimates
The Marmato mineral resource estimate effective June 30, 2022 is shown in Table 6.2.1. Mineral resources are inclusive of mineral reserves and were prepared by Ben Parsons, MSc, MAusIMM (CP) of SRK (U.S.), who is a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Properties (NI 43-101).
SRK (U.S.) has undertaken an assessment of reasonable prospects for economic extraction on the assumption of underground mining and assessing continuity of the mineralization above the selected cut-off grade. The assessment of the mineral resource estimate is based on two cut-off grades depending on the mine area and mining method. This includes a cut-off for the current mine operations at the Upper Mine and the long hole mining methods assumed for the Lower Mine, as well as metallurgical recoveries for both styles of mineralization and operating costs of the Upper Mine and Lower Mine. Operating costs are based on actual costs at the Upper Mine and on the pre-feasibility study cost estimates for the Lower Mine, and assume a conversion of 4,200 Colombian pesos (COP) to the United States dollar (US$). The assumptions used to determine the cut-off grades correspond to a 1.8 g/t Au cut-off grade for the Upper Mine mineral resources and a 1.3 g/t Au cut-off grade for the Lower Mine mineral resources.

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Table 6.2.1    Marmato mineral resources effective June 30, 2022

Area	Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Au (koz)	Contained Ag (koz)
Upper Mine	Measured	2.8	6.04	27.8	545	2,509
	Indicated	12.7	4.14	16.8	1,691	6,847
	Measured + Indicated	15.5	4.49	18.8	2,236	9,356
	Inferred	2.6	3.03	15.4	250	1,265
Lower Mine	Measured	0.0	2.73	17.8	0	3
	Indicated	46.0	2.54	3.3	3,761	4,912
	Measured + Indicated	46.0	2.54	3.3	3,761	4,914
	Inferred	33.1	2.39	2.3	2,537	2,418
Marmato Total	Measured	2.8	6.04	27.8	545	2,512
	Indicated	58.7	2.89	6.2	5,452	11,758
	Measured + Indicated	61.5	3.03	7.2	5,997	14,270
	Inferred	35.6	2.43	3.2	2,787	3,682
Notes:
1.Measured and Indicated mineral resources are inclusive of mineral reserves.
2.Mineral resources are not mineral reserves and have no demonstrated economic viability.
3.The mineral resource estimate was prepared by Benjamin Parsons, MSc, of SRK (U.S.), who is a Qualified Person as defined by National Instrument 43-101. Mr. Parsons has reviewed and verified the drilling, sampling, assaying, and QAQC protocols and results, and is of the opinion that the sample recovery, preparation, analyses, and security protocols used for the mineral resource estimate are reliable for that purpose.
4.Totals may not add up due to rounding.
5.Mineral resources are reported above a cut-off grade of 1.8 g/t Au for the Upper Mine and 1.3 g/t Au for the Lower Mine. The cut-off grades are based on a metal price of US$1,700 per ounce of gold and gold recoveries of 90% for the Upper Mine and 95% for the Lower Mine.
6.The Upper Mine is defined as the current operating mine levels above the 950 m elevation and the Lower Mine is defined as below the 950 m elevation.
7.There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resources.

The Marmato mineral reserve estimate effective June 30, 2022 is shown in Table 6.2.2. Mineral reserves were prepared by Anton B. Chan, P. Eng. and Joanna Poeck, SME-RM, MMSAQP, both of SRK (U.S.), who are Qualified Persons as defined by NI 43-101. Measured and indicated mineral resources were converted to proven and probable mineral reserves by applying the appropriate modifying factors, including dilution and mining recovery factors, to potential mining block shapes. The cut-off grade for the Upper Mine is calculated based on the current mine cost structure and corresponds to 2.05 g/t Au. The Lower Mine cut-off grade uses estimated Project costs and corresponds to 1.62 g/t Au. An optimized three dimensional design representing the planned mineral reserve mining areas and a life of mine schedule was created targeting a production rate of 1,250 tpd or 450,000 tonnes per year for the Upper Mine and 4,000 tpd or 1.46 million tonnes (Mt) per year for the Lower Mine.
Table 6.2.2    Marmato mineral reserves effective June 30, 2022

Area	Category	Tonnes (kt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Au (koz)	Contained Ag (koz)
Upper Mine	Proven	2,195.5	4.31	16.4	304	1,157
	Probable	4,946.9	4.09	14.3	650	2,273
	Proven + Probable	7,142.3	4.16	14.9	954	3,431
Lower Mine	Proven	-	-	-	-	-
	Probable	24,135.0	2.87	3.5	2,224	2,707
	Proven + Probable	24,135.0	2.87	3.5	2,224	2,707
Marmato Total	Proven	2,195.5	4.31	16.4	304	1,157
	Probable	29,081.8	3.08	5.3	2,874	4,980
	Proven + Probable	31,277.3	3.16	6.1	3,178	6,138
Notes:
1.The Upper Mine mineral reserve estimate was prepared by Anton Chan, BEng, M.Sc., P.Eng, MMSAQP and the Lower Mine mineral reserve estimate was prepared by Joanna Poeck, BEng Mining, SME-RM, MMSAQP, both of whom are Qualified Persons as defined by NI 43-101.
2.All figures are rounded to reflect the relative accuracy of the estimate. Totals may not add up due to rounding. Mineral resources are reported inclusive of the Mineral reserves.
3.Upper Mine mineral reserves are reported above a cut-off grade of 2.05 g/t Au and the Lower Mine mineral reserves are reported above a cut-off grade of 1.62 g/t Au. The cut-off grades are based on a metal price of US$1,500 per ounce of gold, gold recoveries of 90% for the Upper Mine and 95% for the Lower Mine, and costs of US$89 per tonne for the Upper Mine and US$74.3 per tonne for the Lower Mine.
4.The economic analysis was completed with a gold price of $1,600 per ounce while the cut-off for the mine design and mineral reserves uses a gold price of $1,500 per ounce. The Marmato Mine economics remain positive at a price of $1,500 per ounce gold.

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Mining Methods
Mining at the Upper Mine is currently undertaken on six production levels using conventional cut and fill stoping of vein style mineralization at a targeted mining rate of 1,250 tpd following a gradual ramp up period. An area at the base of the Upper Mine between the 950 m and 1,050 m elevation, referred to as the Transition Zone, occurs where the deposit changes from narrow vein mineralization to large porphyry mineralized areas. Mining in the Transition zone is by long hole stoping and drift and fill. Ore is hauled by train on the main haulage level on Level 18 to the currently operating Upper Mine processing plant located adjacent to the mine portal.
The new Lower Mine porphyry style mineralization below the 950 m level will be mined using long hole stoping with paste backfill at a targeted mining rate of 4,000 tpd following a quick ramp up period. Ore will be hauled up a new decline to the new Lower Mine processing plant approximately 3 km by road from the Lower Mine.
The currently defined mine life of the Upper Mine is 19.5 years. Assuming timely receipt of the environmental permit for the Lower Mine, first stope production from the Lower Mine is expected to occur in September 2024 and ramps up to full production in 2026. The currently defined mine life of the Lower Mine is approximately 18 years.
The historical annual gold production summary from Marmato since 1993 is given in Figure 6.2.1.
Figure 6.2.1    Historical annual production summary
Recovery methods
Numerous processing plants have been operating at Marmato since the early 1600’s, and the process plant currently treating the Upper Mine ores has undergone continual upgrades. The current flowsheet includes 1,200 tpd capacity three stage crushing, ball mill grinding, gravity concentration, flotation, flotation and gravity concentrate regrind, cyanidation of the flotation and gravity concentrates, counter current decantation, Merrill Crowe precipitation, and smelting of the precipitate to produce gold-silver doré. Metal recoveries have improved with recent upgrades and were 90.8% for gold and 37.2% for silver in 2021. The Upper Mine plant is implementing a number of projects to increase plant availability and throughput to 1,250 tpd.
The new processing plant that will be constructed for the Lower Mine includes 4,000 tpd capacity secondary crushing, semi-autogenous and ball mill grinding, gravity concentration, cyanidation of the gravity tailings, a carbon in pulp circuit, and electrowinning and refining to produce gold-silver doré. Metal recoveries are estimated at 95.4% for gold and 57.8% for silver.

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Project infrastructure
The Upper Mine operations are supported by fully developed site infrastructure. The major new Project facilities for the Lower Mine will include the mine portal, crusher, stockpiles, processing facility, two dry stack tailings storage facilities, mining services, accommodation, access roads, power and water management and distribution facilities, and office buildings.
Permitting, environment, and social and community impact
The mining contract for Zona Baja #014-89m was renewed for a 30 year term in February 2021 and expires on October 14, 2051. A works and construction program (PTO) for the Upper Mine operations and the Lower Mine expansion Project demonstrating the technical, social, and environmental feasibility to operate was submitted to the National Mining Agency (Agencia Nacional de Mineria, or the ANM) in February 2022, and approval was received on November 3, 2022. The PTO will be in force for the 30 year contract extension period, although it may be subject to modifications depending on the Marmato Mine’s strategic requirements.
The National Authority of Environmental Licenses (ANLA) is responsible to ensure all project, works, or activities subject to licensing, permit, or environmental procedures comply with the environmental regulations and contribute to the sustainable development of the country. ANLA approves or rejects licenses, permits, or environmental procedures according to the laws and regulations, and enforces compliances with the licenses, permits, and environmental procedures. Corpocaldas is the regional environmental authority responsible for the licensing of mining projects for those projects that produce less than two million tonnes of ore and waste per year, and ANLA is responsible for projects that produce more than two million tonnes per year. As the mine is planned to produce less than two million tonnes per year, Corpocaldas is responsible for licensing and monitoring of the mine.
Mining at Marmato predates the regulatory requirements to prepare an environmental impact assessment as part of the permitting process. The Upper Mine operations are authorized through the approval of an Environmental Management Plan (PMA) on October 29, 2001, covering environmental studies and management procedures for the Upper Mine, under Resolution 0496, File No. 616.
To support the construction of the Lower Mine expansion Project, Aris Mining submitted an updated PMA to Corpocaldas in April 2022, which addresses the environmental impacts of the Lower Mine development. The process to update the PMA is continuing, with several additional submissions to Corpocaldas made subsequent to the April 2022 submission, and final approval is pending.
The town of Marmato has been a centre for gold mining since it was founded in 1540. The population is approximately 10,000 and the main economic activity is formal and informal mining. There are around 3,000 artisanal and small scale miners in Marmato and there is also significant activity in the surrounding areas. Waste and tailings discharge by Informal mining activity directly into the environment has caused significant environmental contamination. These operations may increase the potential for environmental risk in terms of mass landslides and soil stability impacts to other associated resources, however, there are periodic review protocols that allow Aris Mining to identify any potential damage by third parties and to report them to Corpocaldas. The operational areas are protected to prevent access by unauthorized third parties and their activities to mitigate any risks and environmental liabilities.
The Marmato Mine PMA requires the management of the social component of the mine. Aris Mining is required to maintain records on all community activities and provides the records every six months as part of the ongoing monitoring programs. The mine has developed a social investment model as part of the social management and monitoring program that seeks to promote community development in the area of influence, with the purpose of contributing to the consolidation of society and fostering economic development, guaranteeing the care and respect for the environment, and supporting and participating in actions aimed at improving the quality of life and well-being of its inhabitants.
Estimated capital and operating costs
The cost estimates have a base date of Q2 2022, are expressed in US$, and use a flat exchange rate of 4,200 COP to the US$

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Estimated Lower Mine construction capital costs
Construction capital cost estimates for the new Lower Mine include the new Lower Mine underground mining infrastructure, processing plant, and other surface infrastructure. The construction capital costs and expenditure schedule are summarized in Table 6.2.3.
Table 6.2.3    Estimated Lower Mine construction capital costs

Category	Total (US$M)
Process plant	108.71
Underground mine	64.91
Paste plant	18.37
Tailings storage facilities	15.96
Non-process infrastructure	26.33
Owner’s costs	45.28
Total	279.57
Estimated sustaining capital costs
The Upper and Lower mines will require sustaining capital to maintain the equipment and supporting infrastructure necessary to continue operations throughout the projected life of mine, as well as development to provide access to future stopes. The sustaining mine capital costs estimates include underground infill drilling, mine development based on the life of mine schedule, miscellaneous equipment purchases and rebuilds, mine ventilation and dewatering, maintenance of existing surface and underground mine infrastructure and stationary equipment, mine owner’s costs, mine contingency, phased tailings storage facility construction to increase capacity over the life of mine, and closure costs.
Estimated sustaining capital costs for the Upper and Lower mines are summarized in Table 6.2.4.
Table 6.2.4    Estimated life of mine sustaining capital costs

Item	Upper Mine (US$M)	Lower Mine (US$M)	Total (US$M)
Cascabel Remediation	1.71	-	1.71
Contingency	-	32.11	32.11
development	28.98	158.62	187.60
Mine equipment	29.30	2.40	31.71
Owner's Cost	0.11	0.60	0.71
Process Plant	19.69	-	19.69
Surface Infrastructure	5.77	-	5.77
Tailings	-	38.15	38.15
Total	85.56	231.89	317.45
Estimated operating costs
Operating costs are divided into the Upper Mine operations and the Lower Mine expansion project and are summarized in Table 6.2.5. The mining costs assume an owner operation for the Upper Mine and a contractor operation for the Lower Mine. The following subsections provide the detailed breakout of each category.

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Table 6.2.5    Estimated life of mine operating costs

Item	Units	Upper Mine	Lower Mine	Total
Mining
Total mining	(US$M)	381.87	990.99	1,372.86
Unit cost per processed tonne	(US$/t)	53.47	41.06	43.89
Unit cost per recovered ounce	(US$/oz Au)	437.35	469.11	459.82
Processing
Processing	(US$M)	161.97	388.96	550.93
Unit cost per processed tonne	(US$/t)	22.68	16.12	17.61
Unit cost per recovered ounce	(US$/oz Au)	185.50	184.12	184.53
Site G&A and Social Investment
Site G&A and Social Investment	(US$M)	125.02	199.25	324.27
Unit cost per processed tonnes	(US$/t)	17.50	8.26	10.37
Unit cost per recovered ounces	(US$/oz Au)	143.19	94.32	108.61
Total Operating
Unit cost per processed tonnes	(US$/t)	93.65	65.43	71.87
Unit cost per recovered ounces	(US$/oz Au)	766.04	747.55	752.96
Economic analysis
Assumptions
SRK (U.S.) has undertaken an economic analysis, including annual cash flows, net present value, and internal rate of return, to confirm the proven and probable mineral reserves at Marmato.
Average life of mine mining rate assumptions are 1,250 tpd for the Upper Mine and 4,000 tpd for the Lower Mine.
The economic analysis has been conducted on an after-tax basis using 2022 US$. Cost assumptions are denominated in both US$ and COP, with COP converted to US$ using an exchange rate of 4,200 COP to the US$.
The base case analysis uses a flat metal price assumption of $1,600 per ounce for gold and $19 per ounce for silver. Refining charges of $6.38 per ounce of gold have been considered in the operating cost analysis.
Marmato is subject to a streaming agreement with WPMI whereby WPMI has agreed to purchase 10.5% of gold produced from the Marmato mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will continue to make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.
WPMI has provided $53 million in upfront deposits and is committed to fund an additional $122 million during the Lower Mine construction period, as follows:
•$40M when the construction of the Lower Mine is 25% complete; and
•$40M when the construction of the Lower Mine is 50% complete; and
•$42M when the construction of the Lower Mine is 75% complete.
Expected revenues from Marmato have been adjusted to account for the impact of precious metal sales to WPMI. Revenue from silver sales is treated as a credit against operating costs. As the streaming agreement is external to Colombia, Colombian corporate tax and royalties are assessed on the basis that all gold and silver is sold at market prices.
The key assumptions used in the economic analysis are provided in Table 6.2.6.

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Table 6.2.6        Key assumptions used in the economic analysis

Parameter	Unit	Upper Mine	Lower Mine	Total/average
Mined waste tonnes	Mt	0.5	3.2	3.7
Mined ore tonnes	Mt	7.1	24.1	31.3
Mined ore grade Au	g/t	4.16	2.87	3.16
Mined ore grade Ag	g/t	14.9	3.5	6.1
Mine life	Years	20	18	20
Processing capacity	Tonnes per day (tpd)	1,250	4,000	5,250
Gold recovery	%	92	95	94
Silver recovery	%	36	57	45
Gold recovered	koz	873.1	2,112.5	2,985.6
Silver recovered	koz	1,253.0	1,543.2	2,778.2
Gold price	US$/oz	1,600	1,600	1,600
Silver price	US$/oz	19.00	19.00	19.00
Results
The Lower Mine expansion project, with an initial construction capital including contingency estimate of $279.6 million, shows economic viability in the context of the overall operation of both the Upper Mine and Lower Mine. The integrated operation has an estimated after-tax NPV5% of $341 million and after-tax IRR of 29.7% at the base case gold price of $1,600 per ounce, as shown in Table 6.2.7. Project economics are inclusive of the precious metal streaming agreement with WPMI. See section 22 of the Marmato Technical Report for the annual cash flow summary.
Table 6.2.7    Summary of economic results

Parameter	Unit	Total
Gold revenue	US$M	4,385.7
Refining charges		(19.0)
Royalties	US$M	(423.8)
Net revenue	US$M	3,942.9
Mining costs	US$M	(1,372.9)
Processing costs	US$M	(550.9)
Mine site G&A costs	US$M	(249.6)
Social investment	US$M	(74.6)
Silver credit	US$M	13.6
Total operating costs	US$M	(2,234.5)
Operating margin	US$M	1,708.5
Sustaining capital	US$M	(317.4)
Non-sustaining capital	US$M	(279.6)
Closure costs	US$M	(33.3)
Stream financing	US$M	122.0
Pre-tax cash flow	US$M	1,200.1
Income tax	US$M	(551.6)
After-tax cash flow	US$M	648.5

Pre-tax NPV5%	US$M	$674.0
Pre-tax IRR	%	53.5%

After-tax NPV5%	US$M	$341.4
After-tax IRR	%	29.7%
Cash cost	US$/oz Au	$897
All in sustaining cost	US$/oz Au	$1,003

Payback period[1]	Years	2.6
[1] The payback period is from the start of production from the Lower Mine

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Sensitivity
A sensitivity analysis of the Marmato economics to gold price was undertaken as shown in Table 6.2.8.
Table 6.2.8    Sensitivity of Project economics to gold price

Gold price US$/oz	Units	$1,400	$1,500	$1,600[1]	$1,700	$1,800
Net cashflow	US$M	$335	$493	$648	$804	$962
After-tax NPV5%	US$M	$150	$246	$341	$438	$533
After-tax IRR	%	16.1%	22.8%	29.7%	37.1%	45.2%
[1] base case
Conclusions and recommendations
Mineral resources and mineral reserves
The mineral resource estimate effective June 30, 2022 utilized 1,464 drillholes for a total of 314,874 m and 31,392 channel samples for a total of 53,343 m. SRK (U.S.) utilized mining software to create three dimensional wireframe interpretations for the mineral resource estimate. SRK (U.S.) has undertaken an assessment of reasonable prospects for economic extraction on the assumption of underground mining and assessing continuity of the mineralization above the selected cut-off grade.
SRK (U.S.) considers that the drilling and channel sampling information is sufficiently reliable to interpret the boundaries of the mineralized structures, and that the sample grade data are sufficiently reliable to support the mineral resource estimate. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
The mineral reserve estimate prepared by SRK (U.S.) and effective June 30, 2022 was based on the measured and indicated mineral resources by applying modifying factors appropriate to the Upper Mine and Lower Mine, including ore dilution and loss factors and additional allowance factors. The mineral reserve estimates are based on a three dimensional mine design representing the planned mineral reserve mining areas.
SRK (U.S.) knows of no existing environmental, permitting, legal, socio-economic, marketing, political, or other factors which could materially affect the underground mineral reserve estimate. SRK (U.S.) notes that there is a 2 Mt per year total material movement cap for the Marmato Mine at this time, which was adhered to in the production schedule and affects the sequencing of the reserve material.
Recovery methods and metallurgical testing
The currently operating Upper Mine process plant is being optimized and expanded in a phased approach. The Phase 1 optimization plan, which is planned for completion by the end of 2022, will enable the plant to operate consistently at 1,250 tpd at a finer target grind of P80 135 µm.
The planned Lower Mine process plant designed by Ausenco Engineering will process 4,000 tpd and includes grinding, gravity recovery, leach/CIP tanks, carbon elution and regeneration, cyanide detoxification, and tailings thickening and filtration. Tailings will be disposed of as mine backfill or in a dry stack tailings facilities.
Metallurgical testwork is recommended on the Lower Mine ores to determine the variability in gold and silver extraction and to obtain additional data on ore hardness. Environmental testwork is recommended to aid in the identification of any potentially environmentally significant concentration of elements, to determine the mobility of any contaminates from the tailings, to determine the propensity of the tailings to generate acidic conditions, and to determine the balance between the acid producing and acid consuming components of the tailings samples.
Mining methods
SRK (U.S.) generated a production schedule targeting a gradual ramp up to 1,250 tpd for the Upper Mine and 4,000 tpd for the Lower Mine. The schedule has considered a 2 Mt per year limit for total moved material. The life of mine plan for the Upper

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Mine is 19.5 years for a total of 7.14 Mt at 4.16 g/t Au. The Lower Mine currently has a mine life of approximately 18 years, and following construction, will operate concurrently with the Upper Mine.
The Upper Mine is currently in operation and mined using conventional cut and fill stope methods, which is appropriate for the deposit geometry, at a mining rate of 1,250 tpd. Mining in the Transition Zone is by long hole stoping to take advantage of the bulk characteristics of the mineralization style, and by drift and fill. The Lower Mine is located below the Upper Mine and has not yet been developed. A longhole stoping method is considered suitable for the deposit and stopes are sized to be large enough to support bulk mining methods. A 10 m sill pillar is left in situ between the Lower Mine and the Upper Mine.
Optimizations were run on the Lower Mine using various cut-off grades to identify higher grade mining areas and to understand the sensitivity of the deposit to cut-off grade. The results show large quantities of lower grade material where a small increase/decrease in cut-off grade has a material impact on the material available for design.
SRK (U.S.) recommends prioritizing grade control and mining discipline in the Upper Mine to improve performance with regard to mined grades. Continued effort should be made to using 3D methods to generate more realistic plans. SRK (U.S.) recommends setting up the underground cement plant and scheduling the waste rock backfill before mining the next lift of the Transition Zone to prevent sterilization of ore.
SRK (U.S.) recommends that the operation continue to monitor costs and the cut-off grade as small changes in the cut-off grade can have a material impact to the mine design. Similarly, the operation should continue to optimize the mining sequence to mine higher grade material earlier in the mine life in the next level of study. The Lower Mine mining plan needs to be completed to feasibility study level.
SRK (U.S.) recommends updating the available hydrogeologic information and revisiting the pumping system design to optimize the system. The pump sizing should be refined and consider an updated risk profile to match the pump system sizing to actual expected inflows. This evaluation could lead to a reduced pump size and lower power requirements.
SRK (U.S.) recommends evaluating the ventilation standard applied with respect to diesel dilution to consider whether a variance to North American standards would allow a more optimized ventilation fan sizing that would potentially reduce ventilation capital cost, operating cost, power system distribution size, and infrastructure dimension. In order to reduce long term operating costs and promote efficiency, the interaction between the Upper Mine exhaust decline and Lower Mine exhaust decline should be more closely examined with respect to the continued backfill haulage requirement for the Upper Mine exhaust decline.
The ventilation system currently developed for the Upper Mine should be surveyed and the ventilation model updated so that it can provide a more accurate basis for the future designs.
Geotechnical
From the pre-feasibility study geotechnical investigation, SRK (U.S.) concludes that:
•The geotechnical investigation, laboratory tests, and design parameters are suitable for a pre-feasibility study and should not be fully implemented before a feasibility level study is completed.
•The proposed stope design for the Lower Mine consists of maximum stope dimensions of 30 m high, 30 m long, and 10 m wide. The side walls could require some spot ground support. A 10 m span stope can likely be open for one to six months without ground support.
•Significant dilution is unlikely due to the good rock mass quality. Wall damage will likely be associated with blasting overbreak. SRK (U.S.) recommends that a blasting study is conducted during a feasibility study to evaluate the degree of overbreak. Negligible wall sloughing in the secondary stopes is anticipated.
•The decline route selection was considered a key part of the pre-feasibility study design and high level geological, geotechnical, hydrological, hydrogeological, and structural factors were considered. Special attention was paid to the effect of the modeled major faults on the drift stability.
SRK (U.S.)’s recommendations for rock mechanics includes:
•Conduct a geotechnical core logging and televiewer program to investigate critical underground infrastructures.
•Complete specific geotechnical drill holes to characterize the rock mass parameters around the decline
•Update the major faults model

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•Conduct pre-mining in situ stress measurements
•Collect tiltmeter measurements to confirm that there is minimal subsidence above the Transition Zone
•Develop a ground control management plan with a triggered action response plan
•Perform mine scale stress analyses of the planned stoping sequence
•Acoustic emission tests are recommended to determine the damage energy and crack initiation
•Mine induced and in situ stress measurements should be conducted, to define the pre-mining stress distributions
•A mine scale hydrogeological pore pressure model should be developed to estimate the ground water effect on mine stability.
•3D numerical modeling at the mine scale is recommended for examining the effect of the mining sequence on the overall mine stability
•Preparation of an instrumentation program
•Refine the pre-feasibility study level ground support strategy
•Define an appropriated ground control management plan
•Additional drilling is necessary to understand the nature of faults within the mine design before development.
Hydrogeological
SRK (U.S.) developed a numerical groundwater model based on available hydrogeological data. The major sources of mine inflow are the depletion of groundwater storage and capturing of groundwater discharge to surface water bodies such as streams. The model predicts insignificant reversing of hydraulic gradient between the mine area and the Cauca River and causing inflow to the mine. Further investigation of the fault structures and their hydrogeological role are needed to verify the predictions.
To reduce uncertainties in the understanding of hydrogeological conditions in the underground mine, SRK (U.S.) recommends the completion of the following additional hydrogeological investigations/analyses:
•Structural analysis of the geological features and faults outside of the mining area
•Detailed water balance and estimate of recharge from precipitation
•Detailed groundwater inflow mapping in existing developments
•Evaluation of the role of paste filling in the reduction of groundwater inflow to the mine
•Improvement of mine discharge measurements at each level of the current mine
•Installation of a groundwater-level monitoring network outside of the mine area and along the river valley, including hydrogeological testing during the construction of monitoring wells
•Detailed water level measurements to observe drawdown propagation as a result of mine dewatering and seasonal variation as a result of precipitation
•Additional large-scale hydraulic testing to identify zones of enhanced permeability related to faults planned to be intersected by underground workings
•Drilling and hydraulic testing of pilot holes in places where ventilation declines are planned
•Updates to the developed numerical groundwater model based on the above items
•Improvements to the vertical discretization of the model to better simulate mining levels and the size of the stopes
•Incorporation of the most important faults and structures with enhanced permeability
•Improvements in model calibration to measured water levels and flows
•Re-evaluation of pumping design based on updated inflow predictions
•Evaluation of flow-through hydrogeological conditions during post-mining
•Groundwater chemistry sampling
Based on this work dewatering requirements for the Lower Mine needs to be updated and included into the overall site water balance.
Water supply and management
Water supply for the Lower Mine process plant will come from overflow from the tailings thickener, site runoff underground mine dewatering and collected runoff and seepage from the dry stack facilities. Groundwater inflows to the underground mine are expected to steadily increase over the life of mine, exceeding the raw water makeup demand expected. A secondary water supply extracting water from the Cauca river will provide makeup water to the plant during periods of excessive drought or if the dewatering flows are not available.
A site-wide water balance model was developed for the Marmato Mine to evaluate water supply and demands for the life of mine. The model predicted that the dewatering flows from the Upper Mine and Lower Mine will be sufficient to meet the

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process water demands and that the process would be able to consume all runoff and seepage flows produced by the dry stack tailings facility.
Tailings storage facilities
The Upper Mine tailings are stored in a series of historical, current, and planned future facilities in the Cascabel basin. SRK (U.S.) understands that the continued operation of the existing Cascabel facility is a high risk for the Marmato Mine, which is currently being addressed by Aris Mining. Although no communities or infrastructure are encountered downstream of the facility, any flow of slurried tailings from the original Cascabel 1 facility will impact the downstream Cauca River if pushed by the Cascabel stream. The Cascabel 1 facility does not meet standard of practice stability requirements. Given the siting and operational constraints of the Cascabel 2 and 3 facilities, these may also have similar issues going forward. It is SRK (U.S.)’s understanding that Aris Mining is currently considering and undergoing ongoing remediation and improvement measures to bring these facilities (existing and planned) into compliance with internationals standards of good practice. SRK (U.S.) recommends an independent review to provide technical reviews of the detailed or construction designs currently being prepared by IRYS for Cascabel 2 and 3, and review of the planned remedial measures by Aris Mining for Cascabel 1 such that costs of bringing these facilities into compliance can be appropriately assessed.
Two dry stack tailings storage facilities referred to as Site 2 and Site 6 are planned for the Lower Mine. The Site 2 facility has lower tailings transport costs and will require the successful negotiation, permit application approval, and the relocation of a high-voltage power line. Although further from the plant site, Site 6 has sufficient capacity for the expected life of mine production and does not require the relocation of power lines.
SRK (U.S.) recommends performance monitoring and remediation for Cascabel 1 facility so that it meets the minimum standard of practical stability. Annual independent audits, Dam Inspection Reports, Dam Safety Reports, and tailings governance compliance assessments are required. Installation of monitoring devices and monthly geotechnical monitoring and reporting is required. Water quality monitoring and water treatment downstream of the Cascabel facility is recommended.
An independent review of the designs and planned operations for Cascabel 2 and 3 is recommended to verify compliance with industry standard practice.
For the proposed tailings facilities, detailed tailings geotechnical testing is recommended. The borrow area identified should be properly characterized. Additional geotechnical site investigations are required to advance the tailings storage facilities to further stages of design. Boreholes, test pits, and laboratory tests are recommended to characterize foundation soils and bedrock.
Geological/geotechnical studies for access roads and tailings pipeline right of way are recommended. Detailed designs of Los Indios portal.
Hydrologic testwork and modeling studies are recommended to predict the runoff, infiltration, and seepage from the tailings and reclamation surfaces. Pond storage and water supply studies should be updated based on these results.
Climate studies are recommended to validate the use of the La Maria climate records. A climate change evaluation should be performed to evaluate the impacts of climate change on design storms.
Environmental studies, permitting, and social or community impact
Baseline data collection programs have been completed or are currently underway with respect to the existing Upper Mine operation and the proposed Lower Mine. These resource studies will be used for impact analysis and the development of mitigation actions, environmental management, and compensation planning.
Environmental and social issues are currently managed in accordance with the approved PMA and will likely need to be updated and/or modified for the proposed expansion Project.
Routine monitoring is currently conducted on domestic wastewater discharges, non-domestic industrial wastewater discharges, and air quality emissions. The tailings are infrequently monitored for hazard classification purposes. The results of the monitoring are provided to the regional environmental authority. This monitoring program will require significant modification to include the facilities for the proposed expansion Project, and to bring it up to international best practice standards.

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Continued work on groundwater hydrogeology and surface water is recommended. A detailed evaluation could provide information that would assist in forecasts of post-closure mine water discharge and possible long-term water treatment requirements and could also provide vital information on underground geotechnical stability.
Continued baseline surface water, groundwater, and soil data collection efforts are recommended to establish baseline conditions and try to quantify the contributions from artisanal or pre-mining conditions
Geochemistry
Acid generating sulfide minerals are identified in the deposit. Samples of groundwater discharging into the underground are predominantly acidic. The underground water samples contain elevated metal(loid) concentrations. While the tailings will be placed in the dry stack tailings facilities with a neutral to alkaline geochemistry, the tailings themselves will be potentially acid generating with the potential to eventually overwhelm the alkaline conditions and produce acid drainage in the long term if not properly managed. A significant fraction of waste rock could be potentially acid generating and will require proper management.
Recommendations with respect to geochemistry include:
•Implementing a program of contact water management to characterize the acid rock drainage and metal leaching properties of waste rock deposited above or below ground.
•Characterizing and monitoring the geochemical properties of underground paste backfill.
•Evaluating the potential for offsite migration of mine pool water at a feasibility study level.
•Preventing the encroachment of contamination from artisanal mining onto the Marmato Mine property.
Water management
Management of contact water continues to be a challenge. Recent improvements include installation of ditches in the Cascabel tailings area and tailings encapsulation to reduce contact water. Aris Mining is prioritizing integration of contact water from tailings, waste rock, and site water into a single treatment system.
Permitting
The mining contract for Zona Baja #014-89m was renewed for a 30 year term in February 2021 and expires on October 14, 2051. A PTO for the Upper Mine operations and the Lower Mine expansion Project demonstrating the technical, social, and environmental feasibility to operate was submitted to the ANM in February 2022, and approval was received on November 3, 2022. The PTO will be in force for the 30 year contract extension period, although it may be subject to modifications depending on the Marmato Mine’s strategic requirements.
Mining at Marmato predates the regulatory requirements to prepare an environmental impact assessment as part of the permitting process. The Upper Mine operations are authorized through the approval of an Environmental Management Plan. To support the construction of the Lower Mine expansion Project, Aris Mining submitted an updated PMA to Corpocaldas in April 2022, which addresses the environmental impacts of the Lower Mine development. The process to update the PMA is continuing, with several additional submissions to Corpocaldas made subsequent to the April 2022 submission, and final approval is pending.
Artisanal mining
Informal processing operations related to artisanal mining in this location using basic technology (many of which are unpermitted), has resulted in poor health and safety conditions and widespread water contamination from the discharge of tailings and waste directly into the environment. These operations may also increase the potential for environmental risk in terms of soil stability impacts to other associated resources.
Closure costs
The reclamation and closure cost estimate provided for the current operations is approximately US$6.1 million, though there is considerable uncertainty surrounding the basis for this estimate. An additional US$7.5 million is estimated for the Lower Mine expansion facilities, assuming concurrent tailings reclamation. A requirement for long term post-closure water treatment, if any, could significantly increase this estimate.

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It is recommended to prepare a more detailed site-wide closure plan for the existing Marmato facilities, including building plans and equipment inventories, from which a more accurate final closure cost estimate can be developed. An investigation identifying the potential need for post-closure water treatment based on the predicted geochemistry analysis of the seepage is recommended
Known environmental issues
SRK (U.S.) is not currently aware of any known environmental issues that could materially impact Aris Mining’s ability to extract the mineral resources or mineral reserves at Marmato. While there will be some challenges associated with land acquisition during permitting and surface water control during operations, Aris Mining has not had, nor does it currently have any legal restrictions which affect access, title, mining rights, or capacity to perform work on the property. Likewise, in regard to environmental compliance, the operation is covered by the PMA and associated environmental permits, which further reduces environmental risks. Preliminary mitigation strategies have been developed to reduce environmental impacts to meet regulatory requirements and the conditions of the PMA.
Capital and operating costs
Construction capital cost estimates for the new Lower Mine total $279.6M. Estimated sustaining capital costs total $85.6M for the Upper Mine and $231.9M for the Lower Mine. Estimated operating costs assume an owner operation for the Upper Mine and a contractor operation for the Lower Mine and total $93.65 per processed tonne for the Upper Mine and $65.43 per processed tonne for the Lower Mine.
SRK (U.S.) recommends preparing a first principles estimate of capital and operating costs with enough accuracy to support a future feasibility study of the Lower Mine Project. SRK (U.S.) recommends investigating adjusting the environmental licensing authority from Corpocaldas to ANLA, to allow the total mine material movement to increase to greater than 2 Mt per year, which will allow the Upper Mine to fully utilize its processing capacity.
Economic analysis
The economic analysis has been conducted on an after-tax basis using 2022 US$. Cost assumptions are denominated in both US$ and COP, with COP converted to US$ using an exchange rate of 4,200 COP to the US$. The base case analysis uses a flat metal price assumption of $1,600 per ounce for gold and $19 per ounce for silver.
The Lower Mine expansion project shows economic viability in the context of the overall operation of both the Upper Mine and Lower Mine. The integrated operation has an estimated after-tax NPV5% of $341 million and after-tax IRR of 29.7% at the base case gold price of $1,600 per ounce. Project economics are inclusive of the precious metal streaming agreement with WPMI.
6.3Soto Norte Project
The information, tables and figures that follow relating to the Soto Norte Project are direct extracts from the Soto Norte Technical Report, which is incorporated by reference into this Annual Information Form. The Soto Norte Technical Report summary reproduced below is based on assumptions, qualifications and procedures which are not fully described herein. Further, the summary below includes defined terms and timelines that are different from or may conflict with those used in the rest of this Annual Information Form, or that are not contained in this Annual Information Form. Reference should be made to the full text of the Soto Norte Technical Report, which may be accessed through the Company’s website at www.aris-mining.com or through Aris Holdings’ profile on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov. Aris Holdings is now a wholly-owned subsidiary of the Company. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed since that time, as explained elsewhere in this Annual Information Form and the Company’s other public disclosure.
The Soto Norte Technical Report was prepared for Aris Gold (now Aris Holdings) as a Feasibility Study level Canadian NI 43-101 Technical Report for the Soto Norte Project by SRK (U.S.), SRK (UK), SNC-Lavalin and Minesa.
Currency is expressed in United States dollars (“US$”) unless stated otherwise; units presented are typically metric units, such as metric tonnes, unless otherwise noted.
The forward looking mine plan is based on commencement milestone referred to as the Notice to Proceed (“NTP”). The actual timing for the NTP will vary based on project financing and the required permits to be granted by the Government of Colombia.

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Property description and ownership
Soto Norte is an advanced exploration stage underground gold project located in the department of Santander, Colombia. Mubadala Investment Company (“MIC”) is the 100% owner of the Minesa Group, consisting of AUX Colombia S.A.S. (AUX), currently known as Sociedad Minera de Santander (Minesa), Sociedad Minera Calvista Colombia S.A.S. (Calvista) and Galway Resources Holdco Ltd. Sucursal Colombia (Galway). Minesa is the 100% owner of the Soto Norte Project.
The Soto Norte Project is developed in Concession 095-68 and has a works and construction program (PTO) approved by the National Mining Agency (“ANM”) as a program of mine development and production, Act number 000195 of October 13, 2017. The Soto Norte mineral resources and reserves at the Soto Norte Project are located entirely within Concession 095-68.
Soto Norte is an advanced exploration stage underground gold project located in the Soto Norte Province of the department of Santander, Colombia. The Minesa Group, consisting of AUX Colombia S.A.S. (AUX), currently known as Sociedad Minera de Santander (Minesa), Sociedad Minera Calvista Colombia S.A.S. (Calvista), and Galway Resources Holdco Ltd. Sucursal Colombia (Galway) holds the various mining tenements forming the Soto Norte Project. In April 12, 2022, Mubadala Investment Company (Mubadala) and Aris Gold Corporation formed the Soto Norte joint venture where Mubadala retained an 80% ownership interest and Aris became the project operator and acquired a 20% ownership interest and an option to increase to 50% ownership.
Status of Exploration, Development, and Operations
Artisanal miners held small-scale tenements in the area then known as La Bodega in the mining district of California – Vetas. The first modern exploration program on the Soto Norte Project was undertaken by Ventana Gold Corporation (“Ventana”) commencing in December 2005. Ventana disclosed a historical Scoping Study by Samuel Engineering in November 2010. By March 2011, a total of 143,568 m of drilling had been carried out when Ventana was acquired by AUX.
AUX drilled a further 200,124 m over a strike length of 2.5 km between 2011 and 2013. During this period, AUX also acquired the adjacent Galway and Calvista exploration properties, including 104,714 m of drill core from those properties covering another 800 m of strike length to the southwest of Soto Norte. AUX disclosed a Technical Report by Coffey Mining Pty Ltd (“Coffey Mining”) on the historical Soto Norte mineral resources, excluding Galway and Calvista, in July 2012 and January 2013.
Galway Resources Limited completed 85,332 m of drilling in 261 diamond drillholes between December 2009 and January 2013 in the areas of San Celestino, La Baja, San Juan, Machuca, and Catalina, and disclosed a Technical Report by SRK (U.S.) in October 2012.
Calvista Gold Corporation completed 20,043 m of drilling in 49 diamond drillholes between July 2010 and March 2012 and disclosed a Technical Report and a historical mineral resource estimate by TechnoTectonics in October 2012.
Minesa completed 35,940 m of drilling in 77 diamond drillholes between January and September 2016. Minesa completed historical mineral resource estimates by SRK (U.S.) in accordance with the JORC code guidelines, none of which have been publicly disclosed, in February 2016, January 2017, July 2017, and May 2019. Minesa also completed a historical pre-feasibility study by SNC in May 2017, and a mineral reserve estimate by SRK (U.S.) in accordance with the JORC code guidelines, in August 2017, neither of which have been publicly disclosed. Minesa also completed a historical mineral resource estimate of Galway and Calvista by SRK (U.S.) in 2018.
No further exploration activities on concession 095-68 have been undertaken since 2017. In recent years the Soto Norte Project has been undergoing technical and economic studies as well as environmental, social, and permitting activities.
No formal mining has taken place at the Soto Norte Project, however small-scale informal (artisanal) miners have driven several adits and tunnels on parts of the Soto Norte Project haphazardly exploiting high-grade veins and shoots, generally by raising and sub-drifting for short distances. Approximately 4,000 m of tunnels, drifts, and raises are present on the Minesa properties with the most extensive workings developed in the La Bodega mine. Most of this activity was restricted to mostly mining free gold within the oxidation and transitional zones of the veins and other mineralized structures at or near the surface. Although no records of this production are available, the tonnage removed is estimated at between 50,000 to 75,000 t.

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Geology and Mineralisation
The Soto Norte Project is situated north of the point of division of the Eastern Andean Cordillera into its western and eastern branches. The western branch hosts the NNW-trending Santander Massif, which is bounded by the Bucaramanga Fault to the west and the Socota-Santander Fault to the east. The Soto Norte Project geology is related to magmatic events and contact metamorphism sited centrally between these two faults.
The principal Project faults comprise the La Baja, Mongora, and Cucutilla faults, which are interpreted to be part of the wider regional structural corridor, which acts as one of the controls over mineralisation throughout the California-Vetas mining district.
The parallel faults hosting the El Gigante and La Mascota mineralisation at Soto Norte, referred to as the La Rosa Fault Zone and the La Baja Fault Zone, represent two linking structures between the principal faults. The faults converge at depth and are indicated to join into a single structure at a basement fault zone. High grade gold follows the alignment of the New deposit, which is considered a feeder structure. Exploration drilling from surface has not yet reached the bottom or the strike extents of the mineral deposit, leaving the deposit open at depth and along strike, and with high exploration potential to target the deep structures from underground drilling stations.
Veins at Mascota exhibit open-space filling texture along the Mascota related structures while veining in the El Gigante structure is mostly characterised by more compact, less vuggy, and often banded textures. The veins cover a strike extent of 2.6 km and have been drilled to a depth of approximately 800 m below surface. The width of the veins is variable depending on the major and minor structures, and pinch and swell within individual structures. On average, the ranges are between 1 and 30 m wide.
The Soto Norte mineral deposit is classified as a high-sulphidation epithermal deposit, with gold, silver and copper occurrences, mainly in sulphides. The genesis of the deposit is characterised by hydrothermal fluids flowing through fault-related pathways. The deposit is related to Miocene porphyry stocks and dikes that crosscut the older sedimentary, igneous and metamorphic rocks.
Metallurgical Testwork and Mineral Processing
Several metallurgical testwork programmes have been undertaken in support of the various phases of the Soto Norte Project’s development. A flowsheet was selected during the 2017 PFS, comprised of comminution and flotation to produce separate copper and pyrite concentrates.
Gold is present as native gold and precious metal tellurides, primarily associated with pyrite. Electrum and silver-rich gold grains are preferentially associated with copper sulphides. The average size of the gold grains is 5 microns. Enargite/tetrahedrite accounts for 28% of the copper mineralization, combined bornite, covellite, and chalcocite account for 59%, and chalcopyrite accounts for 12%.
The mill feed at Mascota is categorised as hard and Gigante is moderately hard. Based on the comminution results, a tonnage and P80 estimate was made in each block of the model, subject to constraints on both tonnage (minimum of 280 tonnes per hour and maximum of 380) and P80 (minimum of 90 microns, maximum of 122). The average predicted performance is 350 tonnes per hour at a P80 of 107 microns. The results of the flotation studies were used to produce estimates of flotation performance for each block in the model.
At the target copper concentrate grade of 16%, copper recovery for La Mascota is 70 to 74% and 68% for El Gigante. Gold recovery to the copper concentrate is 40% for La Mascota and 35% for El Gigante. The total gold recovery is 95% for La Mascota and 89% for El Gigante. Overall precious metal recoveries to the combined concentrates are forecast to be 89 to 94.5% for gold and 86 to 93% for silver. At the fixed 16% copper concentrate grade, average annual copper recovery is typically around 75%, except when the copper head grade is low in the early years of the schedule. Pyrite cleaning reduces the pyrite concentrate mass by over 50% with minor loss (2.1%) in gold recovery. Flotation performance is largely unaffected by primary grind size over the range of 106 to 170 microns for La Mascota and 75 to 140 microns for El Gigante.
Gold recovery versus sample head grades of variability samples across all Soto Norte metallurgical testwork programmes and sampling regimes show that gold recovery is insensitive to head grade. Thus, while it is typically assumed that composites with higher gold grade than the mining inventory will overstate gold recoveries, that is not the case for Soto Norte.

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All World Bank controlled environmental parameters are shown to be within the designated standards.
Mineral Resource Estimate
The mineral resource estimate was prepared in accordance with CIM Definition Standards. The Soto Norte mineral resources at the Soto Norte Project are located entirely within Minesa’s concession contract 095-68 (“Integrated Concession 095-68”). The Mineral Resource Estimate (“MRE”) was interpreted from 901 drillholes totalling 374,598 m. The MRE was completed by Mr. Ben Parsons, MAusIMM (CP) of SRK (U.S.), an independent Qualified Person as defined in NI 43-101. The effective date of the MRE is 22 May 2019.
In order to determine the quantities of material offering “…reasonable prospects for eventual economic extraction” by an underground mining method, a Net Smelter Return (“NSR”) cut-off approach was developed based on initial cost estimates, metallurgical recoveries, treatment and payability terms and metal price forecasts which were reviewed by SRK (U.S.), including metal price forecasts considered for the calculation of metal equivalent grades of USD1,300 per ounce of gold, USD18 per ounce of silver, and USD6,800 per tonne of copper, and metallurgical recoveries of 92% for gold and silver and 76% for copper.
Costs and recoveries are based on technical studies completed on the Soto Norte Project and other benchmarks, including a marketing assessment. SRK (U.S.) reasonably expects the Soto Norte deposit to be amenable to a variety of underground mining methods and the Mineral Resources are reported based on a USD47/t NSR cut-off. The blocks above the NSR cut-off form contiguous mining targets without isolated blocks that would be unlikely to warrant the cost of development. The final NSR calculation for the Mineral Resource estimate is based on average grade assumptions for the deposit and determined using:
NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) – 4.5752 x (sulphur grade % S) – 0 .0037 x (arsenic grade ppm As) – 0.0082 x (antimony grade ppm Sb) – 0. 0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) - 0.02
A Gold Equivalent (“AuEQ”) grade and contained ounces has been separately included in the MRE based on the NSR formula to determine equivalent values for copper and silver in relation to gold, taking into account process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements. The NSR cut-off considers marginal mining costs, processing costs, and G&A costs totalling USD47/t.
The Soto Norte MRE with an effective date of 22 May 2019 is summarised in Table 6.3.1.

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Table 6.3.1:    Soto Norte Mineral Resources, Effective 22 May 2019(1,2,3,4)

INDICATED CLASSIFICATION								Gold Equivalent
Domain	Tonnes	Au	Au	Ag	Ag	Cu	Cu	AuEQ	AuEQ
	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(klb)	(g/t)	(koz)
Mascota	16,128	6.29	3,264	54.7	28,383	0.20	72,344	7.58	3,930
Mascota Superior	9,331	5.44	1,632	30.1	9,034	0.17	34,665	6.16	1,848
Mascota-Gigante	6,363	4.57	934	27.1	5,538	0.15	21,122	5.24	1,072
Gigante	7,602	6.29	1,537	34.3	8,386	0.24	39,921	7.25	1,772
Gigante Inferior	1,631	5.08	266	23.5	1,232	0.19	6,813	5.84	306
New	832	6.90	185	28.2	754	0.21	3,790	7.67	205
Aserradero	3,484	3.42	383	11.5	1,291	0.15	11,778	3.86	433
Breccia	2,650	2.96	252	8.0	681	0.05	2,753	3.16	269
Halo	42	1.23	2	18.1	25	0.25	235	2.20	3
Subtotal Indicated	48,062	5.47	8,454	35.8	55,324	0.18	193,422	6.35	9,818
INFERRED CLASSIFICATION								Gold Equivalent
Domain	Tonnes	Au	Au	Ag	Ag	Cu	Cu	AuEQ	AuEQ
	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(klb)	(g/t)	(koz)
Mascota	2,007	3.83	247	60.3	3,890	0.13	5,844	5.42	350
Mascota Superior	4,779	5.46	840	24.6	3,781	0.17	17,526	6.10	937
Mascota-Gigante	3,851	3.99	494	28.5	3,525	0.11	9,505	4.71	584
Gigante	2,002	4.46	287	46.6	3,001	0.37	16,220	6.23	401
Gigante Inferior	5,530	3.79	674	25.2	4,485	0.27	33,366	4.88	868
New	3,627	4.17	487	22.6	2,633	0.15	12,272	4.79	558
Aserradero	5,088	3.00	491	8.3	1,353	0.11	12,226	3.31	542
Breccia	456	3.45	51	5.7	84	0.03	310	3.57	52
Halo	2	1.35	-	16.9	1	0.24	13	2.36	0
Subtotal Inferred	27,343	4.06	3,571	25.9	22,754	0.18	107,281	4.83	4,249
(1)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate and have been used to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK (U.S.) does not consider them to be material. All composites have been capped where appropriate. Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Mineral Reserves; that is, they are reported on an ‘inclusive basis’. The Concession is wholly-owned by and exploration is operated by Sociedad Minera de Santander S.A.S (Minesa).
(2)The standard adopted in respect of the reporting of Mineral Resources for the Soto Norte Project, following the completion of required technical studies, is in accordance with the NI 43-101 guidelines and the 2014 CIM Definition Standards and have an Effective Date 22 May 2019.
(3)SRK (U.S.) reasonably expects the Soto Norte deposit to be amenable to a variety of underground mining methods. Mineral Resources are reported based on an NSR cut-off which considers marginal mining costs, processing costs, and G&A costs totalling USD47/t. The NSR cut-off calculation has been determined based on metal price forecasts, metallurgical recovery assumptions from initial testwork, mining costs, processing costs, general and administrative (G&A) costs, and other NSR factors. The final NSR calculation is based on average assumptions for the deposit and determined using NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) – 4.5752 x (sulphur grade %S) - 0.0037 x (arsenic grade ppm As) - 0.0082 x (antimony grade ppm Sb) - 0.0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) -0.02. Metal price forecasts considered for the calculation of metal equivalent grades are Gold (USD1,300/oz), Silver (USD18/oz), Copper (USD6,800/t). NSR cut-off calculations assume average metallurgical recoveries of: Gold (92%), Silver (92%), Copper (76%). A Gold Equivalent (AuEQ) grade and contained ounces has been separately included in the mineral resource estimate based on the NSR formula to determine equivalent values for copper and silver in relation to gold, taking into account process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements.
(4)SRK (U.S.) completed a site inspection of the deposit by Mr. Ben Parsons, MSc. MAusIMM (CP), an appropriate “independent qualified person” as defined in National Instrument 43-101.
Mineral Reserve Estimate
The Mineral Reserve estimate has been prepared in accordance with CIM definition standards for Mineral Reserves. The Indicated Mineral Resources include those Mineral Resources modified to estimate the Mineral Reserves. The Soto Norte mineral reserves are located entirely within Integrated Concession 095-68.
The QP who has reviewed and approved the Mineral Reserve estimate and the life of mine plan (“LoMP”) is Mr. Chris Bray, BEng, MAusIMM (CP) of SRK (UK), who is an independent Qualified Person as defined by NI 43-101. The effective date of the mineral reserve is 01 January 2021.
The Mineral Reserve has been estimated using accepted industry practices for underground mines, including the identification of the optimal final mineable envelopes based on the selected mining methods, appropriate modifying factors and cut-off values based on detailed cost estimation. The identified economic mineralisation was subjected to detailed mine design, scheduling and the development of a cash flow model incorporating Minesa’s technical and economic projections for the mine for the duration of the LoMP. The stope optimisation was run based on the cost estimates, metallurgical recoveries of 92% for gold, 92.5% for silver, and 76% for copper, treatment and payability terms, and metal price forecasts of USD1,300 per ounce of gold, USD18 per ounce of silver, and USD7,000 per tonne of copper.

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The NSR calculation for the Mineral Reserve estimate is based on average grade assumptions for the deposit and determined using:
NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) – 4.5752 x (sulphur grade %S) - 0.0037 x (arsenic grade ppm As) – 0.0082 x (antimony grade ppm Sb) – 0.0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) – 0.02
A detailed Hill of Value (“HoV”) evaluation was undertaken over a range of NSR cut-off value and production rate scenarios to assess the project economics. The HoV assessment showed an optimal NSR cut-off value of USD120/t and production rate of 2.6 Mtpa, which has been used as the basis for the mine plan supporting the Mineral Reserve estimate.
Stope optimiser shapes, which considered the described NSR cut-off above USD120/t and modifying factors, were prepared for the final mine design by removing any irregular or minor isolated stope shapes as well as stope shapes that were within the 30 m crown pillar, outside the current lease boundaries, or would interfere with planned infrastructure.
Any mineralisation which occurs below the cut-off value or is classified as an Inferred Mineral Resource is not considered in the Mineral Reserve estimate and is treated as waste for the purposes of the LoMP. The Mineral Reserve estimate for the Soto Norte Project is stated in Table 6.3.2 with an effective date of 01 January 2021.
An AuEQ grade and contained ounces have been separately included in the mineral reserve estimate, based on the NSR formula, to determine equivalent values for copper and silver in relation to gold, considering process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements.
Table 6.3.2:    Soto Norte Mineral Reserves, Effective 01 January 2021(1,2,3,4)

Classification	Tonnes	Gold		Silver		Copper		Gold Equivalent
								AuEQ	AuEQ
	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(klb)	(g/t)	(koz)
Proven	-	-	-	-	-	-	-	-	-
Probable	24,767	6.22	4,950	34.4	27,386	0.19	102,868	6.95	5,535
Proven + Probable	24,767	6.22	4,950	34.4	27,386	0.19	102,868	6.95	5,535
(1)All figures are rounded to reflect the relative accuracy of the estimate and have been used to derive sub-totals, totals and weighted averages. Such estimates inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK (UK) does not consider them to be material. The Concession is wholly-owned by and exploration is operated by Sociedad Minera de Santander S.A.S.
(2)The standard adopted in respect of the reporting of Mineral Reserves for the Soto Norte Project, following the completion of required technical studies, is in accordance with the NI 43-101 guidelines and the 2014 CIM Definition Standards, and have an Effective Date of 01 January 2021.
(3)SRK (UK) reasonably expects the Soto Norte deposit to be amenable to a variety of underground mining methods and the mine plan supporting the Mineral Reserve estimate is primarily based on Modified Avoca with additional backfill waste sourced from an underground quarry. Mineral Reserves are reported at an NSR cut-off of $120 per tonne, which was selected based on a hill of value study to optimize value, and is based on metal price assumptions, metallurgical recovery assumptions from initial testwork, mining costs, processing costs, general and administrative (G&A) costs, and other NSR factors that were estimated at the time of mine planning. The final NSR calculation is based on average assumptions for the deposit and determined using NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) – 4.5752 x (sulphur grade %S) - 0.0037 x (arsenic grade ppm As) - 0.0082 x (antimony grade ppm Sb) - 0.0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) -0.02. Metal price assumptions considered for the calculation of metal equivalent grades: gold (USD1,300/oz), silver (USD18/oz), copper (USD7,000/t). NSR and Cut-off value calculations assume average metallurgical recoveries: gold (92.5%), silver (92%), copper (76%). The NSR cut-off value of USD120/t and production rate of 2.6 Mtpa has been used as the basis for the mine plan supporting the Mineral Reserve estimate. A Gold Equivalent (AuEQ) grade and contained ounces has been separately included in the mineral reserve estimate based on the NSR formula to determine equivalent values for copper and silver in relation to gold, taking into account process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements.
(4)SRK (UK) has completed a site inspection of the deposit by Mr Chris Bray BEng MAusIMM (CP), an appropriate “independent qualified person” as defined in National Instrument 43-101.
Mining Methods
Mine Design
The parallel vein systems in the Soto Norte Project area are defined over a strike length of 2.6 km and the two main vein systems considered, Mascota and Gigante; each have a strike length of around 2.0 km. Other minor vein structures of mining interest have strike lengths as low as 15 m.
The majority of vein structures are sub vertical, dipping from 70 to 80⁰ and can range in true width from 1 m or less to over 30 m (typically between 3 and 18 m). There are some vein structures in the hangingwall zones which dip at 60⁰, and an isolated zone in the southwest where the vein lays over on a 15⁰ dip, closer to surface.
The vein structures extend to surface which is variable in elevation due to the terrain and are open at depth and along strike. The depth limit of the resources considered is 2,100 mRL.

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An access tunnel will be developed using a tunnel boring machine (“TBM”) from the Padilla site to the underground mine, a distance of approximately 6.9 km. The mined ore will be crushed underground and conveyed to the surface process facility at Padilla at a rate of 2.6 Mtpa.
The Emboque zone is designed with decline access from surface with a separate ventilation adit from El Cuatro. The La Bodega zone is accessed through a connection to the Emboque decline.
The mine will utilise Modified Avoca as the primary mining method and cemented rock fill to backfill limited areas of poor ground conditions. A significant amount of waste is required for the mining method to use as both a working platform between levels and to maintain ground stability. To produce sufficient waste for the mining method approaches, underground quarry waste stopes are designed to supplement the waste generated from development. Once the waste stopes are completed, there is an opportunity to store dry filtered tailings underground.
Mine Schedule
Figure 6.3.1 shows the combined ore development and production schedule with the contribution of both narrow and wide stopes achieving a maximum sustainable production rate of 2.6 Mtpa over a 7-year period. The ramp up to full production is five years (from Year 01), with two years of initial ore development prior to the process facilities being operational in Month 41. The schedule shows a gradual increase in the gold grade over the Life of Mine (“LoM”), averaging 6.22 g/t Au.
Figure 6.3.2 shows the production schedule tonnage with the gold, silver, copper and sulphur grades. The copper grade remains low and consistent over the LoM, while the silver grades generally decrease. The sulphur grade is relatively consistent over the mine life.

Annual Development/Production Tonnage and Gold Grade
Tonnage (Mt)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Gold Grade (g/tAu)
9
8
7
6
5
4
3
2
1
-
Year 01
Year 02
Year 03
Year 04
Year 05
Year 06
Year 07
Year 08
Year 09
Year 10
Year 11
Year 12
Year 13
Year 14
Development Ore
Stope Ore_Narrow
Stope Ore_Bulk
Gold Grade (g/t Au)

Figure 6.3.1:    Development and Production Schedule

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Annual Ore Tonnage and Grades
Tonnage (Mt)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Grades - Gold (g/t Au); Silver (g/t Ag /10);
Copper (%Cu) Sulphur (%S)
9
8
7
6
5
4
3
2
1
-
Year 01
Year 02
Year 03
Year 04
Year 05
Year 06
Year 07
Year 08
Year 09
Year 10
Year 11
Year 12
Year 13
Year 14
Ore (Development+Production)
Gold Grade (g/t Au)
Sulphur Grade (%S)
Copper Grade (% Cu)
Silver Grade (g/t Ag/10)

Figure 6.3.2:    Ore Production Schedule
Recovery Methods
No cyanide or mercury will be used to process the Soto Norte ores. The process units of the flowsheet developed to treat the Soto Norte ore are as follows:
•Crushing: Two mobile crushers will be installed underground which will primarily be used to crush ore and campaign crush waste rock as required. Crushed ore will be conveyed to the crushed ore stockpile at the surface plant facilities.
•Grinding: The ore will be ground at the plant facilities using a single stage semi-autogenous grinding (“SAG”) mill that will operate in closed circuit with hydrocyclones. The SAG mill will also have space provision for a future pebble recycle and pebble crushing circuit, if required.
•Flotation: Sequential flotation with the following individual stages:
◦Copper rougher with feed from the primary cyclone overflow and tails to the pyrite rougher
◦Copper rougher concentrate regrind in open circuit with hydrocyclones
◦Copper cleaner with feed from the regrind cyclone overflow and regrind mill product, and tails to the copper rougher feed
◦Copper recleaner with feed from the copper cleaner concentrate and tails to the copper concentrate regrind cyclones
◦Copper Jameson cell cleaner with feed from the copper recleaner concentrate and tails to the copper concentrate regrind circuit
◦Pyrite rougher after conditioning with sodium hydrosulphide with feed from the copper rougher tails and tails to final dry filtered tailings
◦Pyrite rougher concentrate regrind in open circuit with hydrocyclones
◦Pyrite cleaner with feed from the regrind cyclone overflow and regrind mill product and tails to pyrite rougher feed
◦Pyrite recleaner with feed from the pyrite cleaner concentrate and tails to the pyrite concentrate regrind cyclones
◦the aims of the flotation circuit are to produce a copper concentrate with a grade of 16% or higher, and to maximise the overall recovery of gold while restricting the non-sulphide gangue content of the concentrates to 10%.
•Dewatering: The copper and pyrite concentrates and final tailings will all be thickened then pressure filtered in separate facilities.

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•Concentrate transport: The copper and pyrite filter cakes will be loaded into containers for transport 172 km by road to Impala Terminal’s Barrancabermeja riverport on the Magdalena River and transported approximately 660 km to the Cartagena seaport for export.
•Dry stack tailings (“DSF”) facility: The flotation tailings will be mixed with crushed waste rock and transported by conveyor to the DSF where it will be placed and compacted. Provision is made in the plant equipment and layout for dry filtered tailings to be returned to the mine as fill if required.
Table 6.3.3 provides the mineral production summary.
Table 6.3.3:    Mineral Processing Production Summary

Production Summary	Unit	Value
Plant feed
Length of production	years	10
LOM feed	Mt	24.8
Average gold grade	g/t	6.22
Average silver grade	g/t	34.39
Average copper grade	g/t	1,884
Copper Concentrate
LOM concentrate production	kt	229.5
Average concentrate Au grade	g/t	300
LOM concentrate contained fine gold	Moz	2.2
Average concentrate Ag grade	g/t	1,663
Average concentrate Cu grade	%	15.03
Pyrite Concentrate
LOM concentrate production	kt	1,989.7
Average concentrate Au grade	g/t	36.9
LOM concentrate contained fine gold	Moz	2.4
Average concentrate Ag grade	g/t	188.5
Total Production
LOM gold production	Moz	4.57
Average gold recovery	%	92.4
Gold in copper concentrate	%	48.4
Gold in pyrite concentrate	%	51.6
LOM silver production	Moz	24.33
Average silver recovery	%	88.9
Silver in copper concentrate	%	50.4
Silver in pyrite concentrate	%	49.6
LOM copper production	tonne	34,499
Project Infrastructure
Introduction
There will be two principal areas of operation on site, including Padilla and Emboque, which are separated by 13 km of road. Padilla is located near the municipality of Suratá and comprises the camp area, processing plant, dry filtered tailings facility, operation laydown, box cut, and main utility facilities. Emboque is the mine area, consisting of ventilation terraces, access roads, and tunnel access.
Power
The Soto Norte Project requires 41.7 MW, 46.2 MVA during operation. 47.2 MVA will be supplied from the existing Palos substation, controlled by ESSA, to the main plant substation at Padilla. This will require the installation of a new 50 MVA transformer at the Palos substation, and construction of a new 35 km long double circuit 34.5kV, 24 MVA transmission line from Palos to the Padilla substation, providing a total of 48 MVA. Site power distribution will be at primary 34.5 kV and secondary 13.8 kV at the Padilla substation.

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Dry Filtered Tailings and Waste Management
The Soto Norte Project will produce over 22.5 Mt of dry filtered tailings and 12.8 Mt of waste rock over the life of mine. All of the dry filtered tailings and 2.5 Mt of the waste rock will be co-disposed in the DSF, with the remainder of the waste rock used underground as backfill. The DSF design has a capacity of 28.5 Mt, allowing for additional capacity should the life of mine plan be extended through additional drilling, mineral resource and reserve estimates, and positive technical and economic studies.
The thickened tailings from the process plant will be filtered to a filter cake with a moisture content of less than 15%, and conveyed to the DSF, where it will be deposited, upstream stacked, and compacted to achieve the required density for static and seismic stability.
The main DSF engineering and design components including planning and handling of the dry filtered tailings and waste rock deposition schedule, a starter facility, surface water management including diversion of non-contact surface water, collection and treatment of contact surface water, drainage systems, instrumentation, water quality monitoring systems, liner system, progressive rehabilitation, and a cover system at closure. The cover system, subject to availability of material, will consist of soil, a drainage blanket, and topsoil with vegetation cover, designed to prevent future infiltration of surface water into the DSF.
The DSF will be designed to the Canadian Dam Association standards to provide a safe and environmentally acceptable facility.
Water Management
The importance of water resources in the vicinity of the Soto Norte Project was recognised early in the Soto Norte Project development process and a complete hydrogeological assessment was carried out by SRK (UK) for the PFS, FS, and EIA development.
Surface Water Management and impact mitigation
The Soto Norte Project site is situated in a mountainous region with a wide range of altitudes varying from 1,620 masl to 4,200 masl. The mountains are incised by steep river valleys, with villages/hamlets scattered along the rivers hugging the slopes of the hills. The mine area sits within the La Baja catchment, with its two key tributaries (Angostura and Paez) draining the upland páramo. The La Baja stream joins the Vetas River, which ultimately discharges into the Suratá River. The Padilla plant site, including DSF and associated water treatment facilities, have been planned in minor tributaries of the Suratá River.
Baseline water quality has been evaluated against standard Colombian hydrological indices. The predominant water quality in the Soto Norte Project area is ‘Acceptable’ with some local streams of “Regular” and “Poor” quality. The water resource is also of high potential for contamination due to non-regulated mining activities and the lack of sewage treatment plants in the rural area. The upper portion of the La Baja stream is of poor quality due to small scale mining operations discharging their wastewater without treatment. The lower portions of the La Baja stream show better quality due to dilution by non-impacted tributaries.
Non-contact water systems consisting of diversion channels are proposed for the principal mine facilities in the Padilla area to minimise surface water impacts. The channels are provided at the upstream side to divert non-contact surface water away from the process facilities and then discharge to natural drainage courses leading to the Suratá river. Potential surface water impacts in the underground mine area are associated with reductions in baseflow due to dewatering as discussed below.
Groundwater Management and Impact Mitigation
Conceptual and numerical hydrogeological models were constructed, requiring data inputs from surface and subsurface parameters such as lithology, structures, geomechanics, hydraulic properties, water quality, water levels and stream flows, amongst others. --
The underground dewatering strategy was designed with the following overall aims:
•To minimise groundwater inflows to the underground mine and therefore maximise mining productivity, through cover drilling, pre-grouting and pre-dewatering of production areas
•To separate clean and dirty water streams and thereby minimise water settlement and treatment requirements and costs
•To minimise any potential drawdown impacts on the surrounding environment.

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The design flow rates of pumping stations are driven to a large degree by peak groundwater inflow rates (<350 L/s) during mine development. Dewatering rates are predicted to range between 125 L/s and 225 L/s for the majority of mine life. The modular nature of the dewatering and water treatment systems will help to facilitate optimisation of the dewatering design based on observed groundwater inflow rates and piezometer responses during mine development.
From an ecological perspective, there are two perceived or potential issues related to drawdown around the underground mine:
•Potential risks to aquatic ecosystems reliant on the La Baja stream, which may be affected during periods of dry weather when the rivers are no longer fed by groundwater discharge (instead they become a source of groundwater recharge). Minesa will monitor the flow in the La Baja stream in accordance with standard industry practices and will add water to the system to maintain minimum ecological flow requirements, as determined in agreement with ANLA.
•Perceived risks to the sensitive páramo habitat located upgradient of the mine workings. The risk of dewatering activities impacting the ecologically sensitive vegetation of the páramo is negligible. Shallow groundwater conditions are present within the páramos as a result of low permeability bedrock, with the vegetation relying on occult precipitation (fog and drizzle) and reduced evapotranspiration to sustain its ecologically sensitive vegetation. There is limited hydraulic connection between the páramos and the La Baja valley, and its moisture rich organic superficial soils are disassociated from the deeper groundwater. Furthermore, no dewatering impacts are expected to propagate as far as the páramo as the mine intends to pre-grout areas of inflow potential where necessary, particularly in the La Bodega zone to the east and closest to the páramo.
Based on the groundwater modelling, the main water supplies to villages such as California are not expected to be impacted by the drawdown. Minesa has guaranteed in the environmental management plan (EMP) the availability of water resources for users potentially affected by impacts from drawdown (if any) or changes to stream flow. A cultural spring at El Pocito is expected to be impacted during the dry months and a management plan has been put in place (SOC-13).
Water Balance
The Soto Norte Project involves multiple facilities and various sources of dewatering flows. During the first three years, tunnelling from Padilla and the underground development at Emboque will not be connected so will need to be handled as separate schemes. During the operations phase, most of the groundwater will be routed from the mine through the TBM tunnel access and handled at the Water Treatment Plant in Padilla. The outflow from the treatment plant will be recycled for service water use within the processing plant and underground mine with any excess discharged as permitted to the Suratá river.
A spreadsheet based, steady state, site-wide water balance has been produced for four construction and four operational scenarios, considering average and peak construction with average and wet climatic conditions. The project has a net positive water balance and a relatively low water demand, and water shortages are considered a low risk.
Water Treatment
Geochemical modelling of contact underground dewatering discharge water quality suggests concentrations of some determinants will be above the relevant surface water environmental quality standards (particularly Zn, but also Cu and U) during the first few years of mining. To appropriately address this possibility, a modular ion-exchange water treatment system will treat this water at Emboque prior to permitted discharge to the La Baja stream during mine construction, thereafter, contact water will be sent to the main water treatment facility at Padilla for treatment.
Closure
At closure the groundwater levels will rebound, and La Baja River is expected to return to a gaining river, receiving groundwater baseflow. A portion of this baseflow will have flowed through the mine workings. Predictive models indicate that the risk of surface water impacts post-rebound can be minimised by using a rapid-fill approach to groundwater rebound, however, there remains a risk of elevated zinc concentrations in La Baja following rebound and treatment may still be required to meet discharge limits. The groundwater model predicts seepage from the covered DSF to meet discharge limits at closure, therefore minimal treatment may be required.

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Permitting, Social and Community Impact, and Environment
Permitting
The Soto Norte Project has been designated by the National Government of Colombia as a mining Project of National Strategic Interest. As such, the key permitting processes are undertaken at the national level. The two main regulatory agencies responsible for the permitting of the Soto Norte Project are:
•National Mining Agency (ANM or the “Mining Authority”): the governmental authority responsible for granting exploration and mining concessions, enforcing mining legislation, and regulating and promoting the sector. The agency’s main goal is to develop a strong sector within a framework of social and environmental sustainability.
•National Bureau of Environmental Licences (“ANLA”): the government authority responsible for granting applications for licences, permits, and environmental procedures to develop projects that contribute to the country’s sustainable development.
Minesa’s Integrated Concession 095-68 resulted from the integration of concession contracts 095-68 and HDB-081, as approved by the ANM by means of Resolution No. 002922 dated 6 November 2015, and from an exploration program previously approved by the ANM under writ VSC No. 000210 dated 26 October 2015.
Ingetec commenced an ESIA process on behalf of Minesa in 2016. Ingetec completed the baseline studies building on previous ESIA studies undertaken by MCS in 2016 and Servicios Ambientales y Geograficos in 2013.
Minesa undertook comprehensive environmental and social studies to address the criteria required by Colombian regulatory authorities and good international industry practice (“GIIP”), as represented by the Equator Principles and associated IFC Performance Standards (2012). These studies have been undertaken as part of ESIA processes and have included water resources, soils, geology, land use, biodiversity and ecosystem services, air quality, greenhouse gas emissions, noise and vibration, socioeconomics, archaeology and cultural heritage.
The ESIA report was subject to feedback consultation with local communities and regulators (referred to in Colombia as socialisation) and was submitted to ANLA in August 2017. During the evaluation process, Minesa withdrew the ESIA to facilitate a further update of the ESIA report to reflect most of the project design changes arising since the previous submission. This decision was taken to avoid lengthy licence modification processes in the future.
Also during this period, a works and construction program (“PTO” or ‘Programa de Trabajo y Obras’) was submitted in May 2017 and a mining licence granted by ANM on 13 October 2017 through resolution VSC No. 000195. The PTO is currently in an amendment process to align with the environmental and social impact assessment (“ESIA”). As per global industry standards, any future PTO amendments will be submitted to the mining authority for approvals based on the Soto Norte Project strategic requirements and compliance with regulatory guidelines.
The updates to the ESIA were subject to a second round of feedback consultation between 29 May and 22 December 2018 and Minesa filed the final ESIA report in February 2019. The report evaluation process should not take more than about four months, excluding requests to evaluate additional information, the lifting of bans, and public hearings. The evaluation by ANLA formally recommenced on 8 March 2019. After submission of the ESIA, two scheduled site visits were completed and additional information was requested by ANLA, which Minesa provided in January 2020.
On 2 October 2020, ANLA issued a writ ordering the closure of the file for the study of the Soto Norte Project’s environmental license, based on the consideration that the information provided in the ESIA was not sufficient to continue the environmental assessment process and issue an opinion on the viability of the Soto Norte Project. Minesa was notified of such decision on October 13, 2020, and within the 10 business-days’ statutory term, Minesa filed the corresponding reconsideration request against the writ that ordered the closure of the environmental licensing process. Minesa made 10 legal arguments on why ANLA was mistaken in its decision to close the file and requested that the Authority continue with the environmental licensing process and issue a decision on the merits of the project.
ANLA issued a decision dated 19 January 2021 whereby it rejected all reconsideration requests filed against its 2 October 2020 writ (including the one filed by Minesa) and thus confirmed its decision to close the file on the environmental license request for the Soto Norte Project before deciding on the merits of the application. Because ANLA’s decision to close the file on the Soto Norte Project application is based a procedural conclusion on the perceived insufficiency of the information submitted, Minesa is not barred from resubmitting a new application.

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Updates to the mine design and other future design variations arising in response to ANLA’s concerns will require additional studies including a re-evaluation of environmental and social impacts, and a re-start of the environmental permitting process and time frames. Once approved, the environmental license is valid for the life of the project, subject to compliance audits by the environmental authority. The license may be modified for changes arising as the Soto Norte Project evolves.
To support Minesa’s plans to seek international financing for the Soto Norte Project, a “bankable” ESIA (“BESIA”) was prepared in July 2019 to communicate the findings of the ESIA and provide additional information to fulfil the relevant requirements of the IFC Performance Standards and to address any gaps. The BESIA has an action plan of approximately 36 measures required to assess or manage the impacts expected from the Soto Norte Project in accordance with international standards. Most of these are planned for completion during the pre-construction phase.
Currently, Minesa has the licenses it requires for the exploration phase of the Soto Norte Project. With respect to commencing construction and moving into the exploitation phase, the key permissions are the amendment of the existing PTO to reflect changes to the ESIA, and approval of the ESIA to obtain the construction permit (a process of approximately 45 business days), followed by approval of the mining permit.
Social Setting
The Soto Norte Project is located in the Soto Norte Province of Santander Department. Communities located inside or in the vicinity of the area of influence are the rural municipalities of California, Suratá, Matanza, Vetas, Charta, and Tona. These six municipalities make up the province of Soto Norte.
Soto Norte Province has a population of approximately 23,000, with an estimated 3,459 located in the area of influence. The provincial economy is based on agriculture and mining related activities. These economic activities are developed differently in each of the Soto Norte municipalities. California, closest to the mine area, is dominated by agriculture, dairy and meat farming, ecotourism (which is growing in importance), and artisanal mining, which is common in many active mines across Colombia. Suratá, downstream of the Padilla processing and DSF area, has ranching, agriculture, and forestry as its main economic generators. The other municipalities have different combinations of the same types of livelihoods. Population dynamics indicate the working age population is migrating from Suratá to the mining economy in California, presumably as a result of a growing disinterest in agriculture livelihoods in Suratá in contrast to the mining opportunities in California.
Management Approach and Corporate Social Responsibility
Minesa’s 1% Investment Plan was developed in response to Decree 2099 of 2016 that dictates a value of not less than 1% the value of the project’s capital expenditure and associated development costs must be invested in environmental and/or sustainability related projects. In accordance with the investment rules, Minesa indicated in its ESIA application that its investment plan would consider projects focused on management of water resources, management of environmental heritage and management of biodiversity and its ecosystem services.
Minesa has a stakeholder management plan that was developed in 2016 and is regularly updated. The objective of the plan is to facilitate the approval of the ESIA and the communication strategy is being modified to co-ordinate post-approval topics such as land purchases, resettlement and communicating the EMP.
Minesa’s stakeholder engagement activities to date have mainly focussed on information disclosure of the ESIA, known in Colombia as ‘socialisation’. Minesa has carried out ten engagement phases between February 2017 and January 2020 to disclose information on the process of preparing and filing the ESIA. Earlier engagements were undertaken by the previous owners so there is wide familiarity of the Soto Norte Project in the region.
Minesa will develop the Soto Norte Project, specifically its EMP, in consultation with communities and authorities. Many of the management programmes include addressing impacts that involve decision-making by the families living in the area of influence, and therefore the nature of these programmes will be participatory. Stakeholders will also be involved in external monitoring of the project to further promote a transparent relationship between the project and surrounding communities.
Minesa’s social management model was formulated in a participative way based on meetings with the different communities of the municipalities of California, Suratá, Matanza, Vetas, and Charta. Minesa has already undertaken a number of social, labour and community related programmes with the aim of meeting the above stated objectives. Since mid-2016, Minesa’s Corporate Social Responsibility (“CSR”) plan has been generating programmes focused on infrastructure, education for children, access to and the protection of water, promotion of culture and traditions, promotion of local entrepreneurship and co-existence with local miners; these being the key issues identified as important to both Minesa and the Soto Norte community by means of focus group discussions. The programmes implemented to date will be updated to include obligations from the social EMP.

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In addition to CSR programmes, Minesa has established a series of alliances with NGOs, universities and other organisations and some of these alliances are incorporated into the Minesa CSR plan.
Minesa monitors the perceptions of its stakeholders to the project through analysis of Stakeholder Management Plan indicators, monitoring media and social networks, and surveys by independent sources.
Based on the findings of a perceptions survey in November 2018, the project is supported to different extents by the communities in California, Suratá and Matanza. Support for the project, mainly in California and Matanza, is largely due to the economic expectations of the local communities in relation to jobs and service development. The mayors of the six municipalities in the Soto Norte Province, especially Suratá and California, expect the Minesa hiring policy to prioritise the inhabitants of the region for production and administrative positions with training to be provided by Minesa. This is already an active Minesa policy and training has already started for production positions.
Minesa acknowledges the risks associated with potential opposition from local communities. The risk register rates ‘loss of social licence to operate’ and ‘community unrest’ as very high and risk of protests, demonstrations or blockages as high. In the worst case, opposition could potentially result in the Soto Norte Project not being able to proceed. Key management programmes to address these risks include the stakeholder engagement plan, resettlement programme and coexistence plan. If successfully implemented, these management plans should facilitate maintaining public support in those areas closest to the mine.
Land Acquisition and Resettlement
Additional land acquisition for construction and operation of the Soto Norte Project will result in physical displacement (relocation) and economic displacement (loss of assets or access to assets affecting livelihood) for some members of the surrounding communities.
Minesa has undertaken efforts to minimise the scope of displacement through design modifications and alternatives to the Soto Norte Project’s footprint, resulting in a reduction from 827 to 755 hectares (ha). Further Project refinements may cause minor alterations to the resettlement footprint; however, based on the anticipated Project footprint, Minesa has identified 85 properties that will need to be acquired, provisionally affecting 213 households. Minesa is still evaluating the areas to which affected households will be relocated to determine their appropriateness in terms of proximity to point of origin, availability of land, and similar productive capacity to enable continuity of livelihoods for affected populations.
In terms of the impact assessment, resettlement was identified as the most significant negative impact of the Soto Norte Project and consequently is a key focus of the management programs.
Minesa has developed a Framework Resettlement Action Plan (“FRAP”) to guide the resettlement planning process and undertaken the necessary studies and negotiations required to prepare a final Resettlement Action Plan (RAP). Minesa intends to manage resettlement impacts in compliance with Colombian regulations and in accordance with the IFC Performance Standards. Implementation of the RAP will commence when the Soto Norte Project’s environmental licence is issued and is expected to take four years. Resettlement will be carried out in phases to facilitate construction commencing nine months following receipt of the environmental licence. As the environmental licence has not been issued, the resettlement process has not commenced.
Artisanal Mining and Historical Liabilities
Historically, Minesa’s current tenement areas were held by artisanal miners with small concessions that are considered non-compliant with national law. Significant environmental effects have arisen from these historical workings and processing plants, with monitoring data showing impacts on the La Baja River. Existing adits continue to discharge water affected by acid rock drainage and/or metal leaching, and there is erosion and mobilisation of sediments near the mine workings and processing areas, however, this small-scale mining also provides a significant contribution to local livelihoods.
These small concessions were acquired by successive companies, and lastly by Minesa, with the aim of consolidating a large-scale operation, the Soto Norte Project. Workers of those former tenements were dismissed but continued with illegal mining activities within the now Integrated Concession area. Minesa has notified the mining agency for the relevant risk mitigation actions, which are under review. The Mining Code provides for a legal mechanism in favour of the title holder for disturbances in the area of a mining title caused by third parties (in this case, the illegal miners), called administrative relief (“amparo administrativo”). This includes the eviction of illegal miners from the concession area. Legal action is also possible under the Colombia Penal Code for environmental crimes caused by illegal mining.

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Rather than pursuing criminal prosecution, Minesa is prioritising formalisation of the artisanal activities within the concession area through development and implementation of the Coexistence Programme. The purpose of this programme is to help artisanal miners to develop a small-scale mining collective that complies with environmental, labour, technical, and financial requirements. Minesa identified a suitable area within its mining concessions for the miners to carry out their currently disperse activities in a more concentrated and formalised manner that reduces environmental impact and increases physical and social security for those involved.
To date, the negotiations for the mining development proposal for informal miners (Calimineros) have been completed. The signing of the Formalisation Subcontract, as well as the start and filing of an EIA and the PTO for the formalised activities, is planned for the months following the receipt of the environmental license for the Soto Norte Project. Negotiations with traditional miners (considered separately from informal miners) have commenced and a business proposal is planned with similar terms to the informal miners. As per global industry standards, any future PTO amendments will be submitted to the mining authority for approvals based on the Soto Norte Project strategic requirements and compliance with regulatory guidelines.
Although the legislation makes it clear that Minesa is not responsible for the environmental liabilities associated with historical artisanal workings, Minesa is working with regulatory authorities to remediate damage where possible. ANM has issued a resolution (VSC‑545) giving Minesa permission to close unauthorised mine entrances excavated by illegal miners within Minesa’s 095-68 mining title. Minesa is therefore monitoring the water quality within its concessions at a number of monitoring points that includes areas of historical process plants, and artisanal and illegal mining tunnels. It has been sealing off illegal mines as part of a mine closure program and it has an ongoing program of disassembling process plants and removing contaminants left behind due to past mining and processing activities. Minesa intends to fund ongoing rehabilitation out of its 1% Investment Plan.
Environmental Setting
The Soto Norte Project site is situated in a mountainous region with a wide range of altitudes varying from 1,620 metres above sea level (“masl”) to 4,200 masl. The mountains are incised by steep river valleys, with villages/hamlets scattered along the rivers hugging the slopes of the hills.
The mine area sits within the La Baja catchment, with its two key tributaries (Angostura and Paez) draining the upland páramo. The La Baja stream joins the Vetas River, which ultimately discharges into the Suratá River. The Padilla plant site, including DSF and associated water treatment facilities, have been planned in minor tributaries of the Suratá River.
The project area is characterised by two main ecosystems: the High Andean Orobiome that covers 89% of the area of influence and the Sub-Andean Orobiome that mainly consists of anthropogenic transformed ecosystems. The area of influence does not contain any strategic or sensitive ecosystems, except for the priority areas for conservation established by the National Council of Economic and Social Policy - CONPES 3680. These CONPES areas currently exhibit signs of degradation or transformation of the vegetation cover. The most relevant strategic ecosystem is the páramo; however, the high elevation boundary of the Soto Norte Project footprint is located 300 m below the formally designated Páramo de Santurbán.
Water Management
The importance of water resources in the vicinity of the Soto Norte Project was recognised early in the Soto Norte Project development process. Several studies were commissioned to collect and evaluate baseline data and use these to develop conceptual and numerical models to evaluate the potential impacts.
Impacts on water resources are an emotive issue for stakeholders and a sensitive issue for regulators. Through the ESIA and supported by modelling and analyses, Minesa has outlined specific management measures to mitigate, control and monitor the impacts on water resources in the area of influence in management programmes.
Due to the greater permeability of the rocks around the mine workings, inflow of groundwater is expected. This inflow will be managed by grouting certain areas to minimise the volumes entering the workings and by directing inflow to a water treatment plant so that it can be treated and discharged according to the standards of the discharge permits. The groundwater modelling predicts a zone of drawdown around the workings and the Padilla access tunnel over the life of the mine.
From an ecological perspective, there are two potential and perceived issues related to this drawdown:
•Potential risks to aquatic ecosystems reliant on the La Baja stream, which may be affected during periods of dry weather when the rivers are no longer fed by groundwater discharge. Minesa will monitor the flow in the La Baja

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stream in accordance with standard industry practices and will add water to the system to maintain minimum ecological flow requirements, as determined in agreement with ANLA.
•Perceived risks to the sensitive páramo habitat located upgradient of the mine workings. Based on the findings of the studies, the risk of dewatering activities impacting the ecologically sensitive vegetation of the páramo is negligible. Shallow groundwater conditions are present within the páramos, and its ecologically sensitive vegetation is sustained by occult precipitation (fog and drizzle) and reduced evapotranspiration of the land and vegetation. There is limited hydraulic connection between the páramo and the La Baja valley, and the moisture rich organic superficial soils of the páramo are disassociated from the deeper groundwater. Furthermore, no dewatering impacts are expected to propagate as far as the páramo as the mine intends to manage this by grouting areas of inflow potential where necessary, particularly in the La Bodega zone to the east and closest to the páramo.
Based on the groundwater modelling, the main water supplies to villages such as California are not expected to be impacted by the drawdown. Minesa has guaranteed the availability of water resources for users potentially affected by impacts from drawdown (if any) or changes to stream flow, in the EMP.
Geochemical studies have been completed to develop an understanding of the weathering behaviour of the mine waste (dry filtered tailings and waste rock) and exposed materials in the underground mine, and to ascertain whether contact waters could present a risk to the environment through acid rock drainage and/or metal leaching (“ARDML”) during operations and on closure.
Based on kinetic testing data, it is considered that the dry filtered tailings are unlikely to generate acid during operations as the surface will be continually renewed by deposition of fresh dry filtered tailings. The waste rock deposited in the DSF will likely have the potential to be acid generating, however, as the materials will be co-disposed, the waste rock will be buried/smothered by compacted dry filtered tailings, limiting oxidation and acid release.
Subject to the results of pilot testing, the DSF seepage will be passed through a high-density sludge plant to remove metals, an ion exchange plant to remove uranium (if required) and a rotating biological contactor to remove nitrogen species. At closure, the DSF will be covered with a low permeability cover to reduce infiltration. This will decrease the rate of drainage from the facility. Current predictions from the groundwater model suggest the seepage at closure from the DSF will not require treatment to meet effluent limits, but this will continue to be monitored and confirmed as the Soto Norte Project progresses.
The predicted composition of the underground contact water is expected to remain around pH 8 and the concentrations of several metal constituents are not expected to exceed the mine water effluent standards, however, the models predict concentrations of cadmium and zinc could exceed the proposed feasibility study effluent criteria, which will be monitored and treated to the necessary standard, if required.
The models indicate that solute treatment may be required, and that solute loading could potentially be reduced by optimising the management of waste rock backfill. For instance, cementing or encapsulating the waste rock to reduce the contact/flushing could reduce the rate of solute release and therefore reduce the treatment requirements.
Given the sensitivity of water-related aspects in underground mining, Minesa has committed to implementing robust follow-up and monitoring plans to control the effectiveness of the planned measures, which are expected to be scrutinised by regulators, academic and professional organizations, local communities, government and other key stakeholders. The costs for implementing these measures are included as either capital and/or operational costs for each individual project component.
The impacts and associated management programmes related to water resources have been presented to stakeholders inside and outside the area of influence (local and regional communities, mining and environmental authorities, government officials, academic representatives, etc), by means of the ongoing socialisation and communication process.
Cost Estimates
Capital Costs
The capital cost estimate has a base date of Q3 2019 which has been escalated accordingly. The estimate is expressed in United States dollars (USD) and uses a flat exchange rate of 3,600 COP to the USD.
The overall range accuracy of the capital expenditure estimate is considered to fall into the Expected Accuracy Range for an American Association of Cost Engineers (“AACE”) Class 3 Estimate (Typical Variation Low: -10% to -20%, and High: +10% to +30%).

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Where possible, the existing vendor supply and construction contractor pricing was utilised following review and validation by the SNC engineering and estimation teams to develop the direct and sustaining capital cost estimate.
The estimated capital expenditure for the LoMP is presented in Table 6.3.4, excluding any operating costs incurred during the pre-production period.
Table 6.3.4:    LoMP Capital Expenditure Estimate (excluding pre-production operating costs)

Capital Expenditure	Units	Project	Sustaining/ Deferred	Total LoM
Mining
Growth	(USDm)	172	-	172
Development	(USDm)	92	44	136
Equipment	(USDm)	25	180	205
Labour	(USDm)	62	-	62
Other	(USDm)	31	20	52
Mining Total	(USDm)	383	244	627
Processing/DSF/EPCM
EPCM	(USDm)	54	37	90
Process Plant	(USDm)	139	-	139
Water Services	(USDm)	37	-	37
Dry Stacking/Material Handling	(USDm)	6	-	6
Distributed Control System (DCS)	(USDm)	4	-	4
Mobile Equipment	(USDm)	10	33	43
Processing/DSF/EPCM Total	(USDm)	250	69	319
Other EPC
Roads Access - Offsite	(USDm)	12	-	12
Site Utilities	(USDm)	134	0	134
Other Contracts / POs	(USDm)	84	-	84
Other EPC Total	(USDm)	231	0	231
Owner's Cost	(USDm)	9	-	9
G&A	(USDm)	3	5	8
Contingency	(USDm)	138	-	138
Total	(USDm)	1,014	318	1,333
	(USD/t ore)			53.8
	(USD/oz Au)			306.5
Operating Costs
The estimate applies 2020 USD estimates as a basis with a nominal accuracy of +/-15%. The estimates have been escalated from 2019 to 2020 prices according to the official CPI rates for COP and USD which are 1.61% and 1.4%, respectively.
The mine operating costs were developed based on first principle estimation techniques and, where possible, quotes were sourced for the supply of equipment and consumables. In the event that quotations were of similar quality, a preference was given to local suppliers in order to align with Minesa’s sustainable social management program.
Total estimated LoMP operating costs are presented in Table 6.3.6, and the annual schedule is shown in Figure 6.3.3 (excluding post closure environmental monitoring costs). The pre-production period is considered up to Year 05 Q1 (from NTP), and while the values for this period are included in Table 6.3.5, they are excluded from Figure 6.3.3, as they are considered capitalised.

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Table 6.3.5:    LoMP Operating Cost Estimate

Operating Costs	Units	Pre-production	Production	Post- Closure	LoM
Mining
Development	(USDm)	-	64	-	64
Ore Production	(USDm)	-	71	-	71
Equipment	(USDm)	-	191	-	191
Labour	(USDm)	-	213	-	213
Power	(USDm)	-	54	-	54
Other	(USDm)	-	100	-	100
Mining Total	(USDm)	-	693	-	693
Processing
Labour	(USDm)	-	17	-	17
Consumables	(USDm)	-	141	-	141
Maintenance	(USDm)	-	41	-	41
Power	(USDm)	-	100	-	100
Mobile Equipment	(USDm)	-	8	-	8
Other	(USDm)	6	0	-	6
Processing Total	(USDm)	6	307	-	313
Realisation
Treatment Charges	(USDm)	-	251	-	251
Refining Charges	(USDm)	-	56	-	56
Penalties	(USDm)	-	50	-	50
Freight	(USDm)	-	231	-	231
Realisation Total	(USDm)	-	589	-	589
Environmental Management Plan	(USDm)	62	38	15	116
Mine Site G&A	(USDm)	45	85	0	131
Allocated Overhead Costs	(USDm)	47	160	0	208
Royalties	(USDm)	0	272	0	272
Closure	(USDm)	-	10	30	41
Change in Working Capital	(USDm)	5	5	0	10
Total	(USDm)	166	2,160	46	2,372
	(USD/ore)	6.7	87.2	1.9	95.8
	(USD/oz Au)	38.1	496.8	10.6	545.5

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Figure 6.3.3:    LoMP Operating Cost Schedule
Economic Analysis
SRK (UK) has undertaken an economic evaluation to assess and confirm the Probable Mineral Reserve estimate, as reported in this Technical Report, comprising 24.8 Mt at 6.22 g/t Au, 34.4 g/t Ag and 0.19% Cu, producing on average 450 koz of payable gold per annum over the steady state production years (NTP years 5-13).
The economics are presented on a 100% attributable basis (versus a part equity ownership basis). The financial model is expressed in real money terms at a NTP date. The financial analysis has been conducted using metal price assumptions of USD1,675 per ounce of gold, USD20 per ounce of silver, and USD3 per pound of copper. These metal prices were selected as being in line with the median of the long-term forecasts of a group of banks and financial institutions, as at the end of December 2020.
The economic evaluation has been conducted on a post-tax, pre-finance basis, in real money terms. the Soto Norte Project cash flows are therefore assessed before the impact of debt interest and repayment calculations. The currency presented below is in USD, with an assumed exchange rate of COP3,600 per USD.
The results of the economic evaluation are presented in Table 6.3.6. Undiscounted payback is achieved 3.9 years after the start of processing (NTP = 4).
At a base 5% discount rate, the post-tax net present value (“NPV”) of the Soto Norte Project is USD1,486m with an internal rate of return (“IRR”) of 20.8%. A sensitivity to discount rate is shown in Table 6.3.7.
The cash flows schedule on an undiscounted basis is shown in Figure 6.3.4 (not shown are the post closure environmental monitoring costs).

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Table 6.3.6:    Economic Evaluation Results

Key Indicators	Units	Breakdown	Total
LOM Total Au Production (payable)	(koz)		4,348
Average Annual Production	(koz)		450
LOM Average Net C1 Cash Cost (1)	(USD/oz)		271
LOM Average AISC (2)	(USD/oz)		471
LoM (Mining)	(Years)		14
LoM (Processing)	(Years)		11

Gross Revenue	(USDM)		7,946
Operating Costs (incl. realisation)	(USDM)		(2,211)
EBITDA	(USDM)		5,735
Tax	(USDM)		(1,480)
Project Capital	(USDM)	(982)
Pre-production Sustaining Expenditure	(USDM)	(34)
Capitalised Operating Expenditure	(USDM)	(114)
Capitalised Allocated Overhead Costs	(USDM)	(47)
Initial Capital including pre-production costs	(USDM)		(1,177)
Sustaining	(USDM)		(317)
Net Free Cash, Undiscounted	(USDM)		2,761
NPV at 5% (Post-Tax)	(USDM)		1,486
IRR (Post-Tax)	(%)		20.8
Payback period (from start of operations, NTP = 4)	(Years)		3.9
1 C1 cash costs exclude royalty and allocated overheads, inclusive of by-product credit and capitalised operating costs.
2 AISC as per World Gold Council.
Table 6.3.7:    NPV at Variable Discount Rates

Discount rate	Units	Pre-Tax NPV	Post Tax NPV
0.0%	(USDm)	4,242	2,761
2.0%	(USDm)	3,398	2,166
4.0%	(USDm)	2,721	1,689
5.0%	(USDm)	2,433	1,486
7.0%	(USDm)	1,941	1,142
9.0%	(USDm)	1,542	863
10.0%	(USDm)	1,370	744
12.0%	(USDm)	1,075	539

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Figure 6.3.4:    Net Free Cash Flow Schedule
Generic sensitivities on metal prices, operating costs, and capital expenditure, are presented in Figure 6.3.5, which shows that the project economics are most sensitive to metal prices but are sufficiently robust to remain economically positive over the range of cost increases assessed.
Figure 6.3.5:    NPV (5%) Sensitivity to Metal Price and Costs
The economic evaluation demonstrates the economic viability of the Mineral Reserve under the currently assumed valid set of assumptions, as presented above.
Conclusions
The Soto Norte Project is anticipated to become one of the largest and most technologically advanced, underground hard-rock mines in Colombia in the coming years. Minesa has taken a long-term view of the Soto Norte Project with an approach to incorporate significant development, infrastructure and equipment capital investment which should provide greater efficiencies and the benefit of lower operating costs. The parallel vein systems in the Soto Norte Project area are defined over a strike length of 2.6 km and the two main vein systems considered, Mascota and Gigante, each have strike lengths of around 2.0 km. Other minor vein structures of mining interest have strike lengths as low as 15 m. The vein structures extend to surface, and are open at depth and along strike, presenting opportunities for expansion through exploration drilling.
The 14-year life of mine plan and economic analysis are based on a Probable Mineral Reserve estimate of 24.8 Mt at 6.22 g/t Au, 34.4 g/t Ag, and 0.19% Cu, producing on average 450 koz of payable gold per annum over the steady state production years. Life of mine capital expenditures are estimated at USD1,014m. Undiscounted payback is achieved 3.9 years after the start of processing. At a base 5% discount rate, the post-tax NPV of the project is USD1,486m with an internal rate of return of 20.8%.

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Extensive trade-off studies, detailed modelling exercises and feasibility study revisions (following external reviews) have taken place to further optimise and de-risk the Soto Norte Project. Practical solutions have been determined for locating surface infrastructure and underground access in challenging terrain in order to minimise impact to settlements in the vicinity of the Soto Norte Project as well as materials handling and sourcing of waste underground for backfill requirements.
The Minesa Risk Management Framework defines the systematic application of management policies, procedures and practices to the activities of setting risk appetite, identifying, analysing, evaluating, treating, monitoring and reviewing risk. Effective risk management can minimise the potential for a project or operation to suffer unplanned and unwanted events and outcomes. Selected Risk levels by SRK (UK), included in the Risk Register, are summarised below:
•Coexistence Program: Minesa has sought to preserve traditional mining practice in California (specifically within the Soto Norte Project area) while reducing incursions on Minesa’s land and the environmental contamination arising from the artisanal miners’ use of mercury and cyanide.
◦The highest risks identified for Coexistence are:
▪Illegal Mining and community unrest.
▪Inadequate community relationships / Loss of social license to operate.
◦Minesa has created the Coexistence Program to consolidate and formalise artisanal miners under an organisational structure to provide them access to better mineral resources, safer working conditions, and more environmentally sustainable infrastructure.
•Project Execution: The highest risks identified are:
◦Delays in obtaining land access.
◦Inadequate roads and key infrastructure.
◦Incorrect TBM & other critical path contractor selection.
◦Long lead items delay.
•Environment Management Plan: The highest risks identified are:
◦Delay in approval of ESIA.
◦Rejection or additional conditions by the ANLA.
◦Public perception of negative effects that mining will have on the environment.
•Marketing: The Soto Norte Project will produce a copper concentrate with high gold content and a gold bearing pyrite concentrate. Both concentrates are regarded as precious metal concentrates because most of the value is due to the gold content.
◦The highest risks identified for marketing are:
▪Volatility of commodity prices.
▪Failure of an off taker to take the volume.
◦Minesa has previously engaged BlueQuest Resources AG to assist in the development of a comprehensive marketing and logistics strategy and set up its in-house marketing team to further engage with potential offtakers.
Minesa has the risk management plan developed to define the responsibilities and activities to implement effective risk management to the pre-execution, execution and operation project phases. Other potential risks identified by SRK (UK) for the Soto Norte Project include:
•Mine Development and Production:
◦Development rates will be reliant on investigating and successfully managing ground and water conditions ahead of development.
◦Grade control is essential for stope delineation, prior to mining in order to manage mining recovery and dilution.
◦Stope (and pillar) stability will need to be continuously monitored and managed through backfill and pressure grout stabilisation.
•Environmental Permitting: Due to uncertainties on the timing for future award of permits the project schedule is based on a yet to be determined NTP. Minesa will need to prepare a strategy and timeline for project development as

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well as permitting through discussions with its advisors and the government regulators. Minesa will need to continue working closely with the regulatory authorities and provide detailed information to prove the effectiveness of the planned mitigation measures to manage the various impacts.
There are numerous opportunities to further investigate and optimise the project development plan leading into a producing mine. There are a couple of years of project development time once NTP commences where additional geotechnical and hydrogeological investigation can be undertaken to better understand the challenges and appropriate means of management.
SRK (UK) believes that with good quality management and a commitment to investment, these challenges can be overcome which is incorporated into the mining approach. The lead time to develop access into the mine provides an opportunity to investigate and gather key geotechnical and hydrogeological data to inform a future, more detailed mine plan. The mine design and schedule can be further optimised with respect to mining methods, backfill approach and materials handling, particularly in the initial years of the mine life.
There will be significant opportunities for refinement of the mine plan as it is developed, particularly how to treat and support challenging ground and water conditions for development and stability of production stopes. Where possible, the opportunities for increasing stope sizes to reduce the stope turnover and minimise development should be investigated.
Minesa has an opportunity to build on its ongoing community development initiatives to maintain its social licence to operate and, by showing a proactive approach to both environmental and social management, show how modern mining can enhance an area rather than degrade it. Commitments to affect this management and monitoring are clearly laid out in the ESIA and should assist in managing the above risks and uncertainties.
The mine design and scheduling work undertaken is sufficiently detailed to have confidence that the currently identified Measured and Indicated Mineral Resources are sufficient in tonnage and grade to achieve a sustainable production rate of 2.6 Mtpa over a 7-year period. The economic assessment undertaken achieves a positive economic outcome under the current set of assumptions as listed, and hence supports the Mineral Reserve estimate. The Soto Norte Project economics are sufficiently robust to remain economically positive over a range of cost increases and metal price decreases.
It is the conclusion of the QPs that the FS summarised in this technical report contains sufficient detail and accuracy to support a feasibility level analysis. Standard industry practices, equipment, and design methods were used in this FS and except for those outlined in this section, the report authors are unaware of any unusual or significant risks or uncertainties that would affect project reliability or confidence based on the data and information made available.
The main priority for the Soto Norte Project is to address the design concerns of ANLA which is likely to require additional studies including a re-evaluation of environmental and social impacts, and re-start of the environmental permitting process and timeframes.
Recommendations
Key considerations to achieve the planned mine development and production schedule for Soto Norte is the availability of highly skilled management, technical team, mine operators, and maintenance support. Minesa will require significant support from the Owner team, international contractors, and suppliers to develop access and maintain steady state production at a rate of 2.6 Mtpa.
SRK (UK) considers that there are several geotechnical risks that will require addressing and mitigating during further study iterations or during preliminary mine development. These are:
•The 3D geotechnical model should be expanded to include underground capital infrastructure and proposed quarry stopes that lie outside the current extents of the model. Specific ground investigation programmes will need to be commissioned for these prior to final design and excavation.
•The mine is located in a structurally complex area with a potentially complex in situ stress regime. To improve and validate the numerical modelling site specific in situ stress measurements will be required at some stage. This can either by done in deep boreholes or during initial trial mining.
•For the TBM access tunnel, out of necessity, geotechnical conditions have been interpolated over long distances between site investigation boreholes. Probe drilling will need to be employed during tunnel excavation to confirm ground conditions ahead of the advancing face.
•This geotechnical modelling was conducted using assumed theoretical stresses, however, the models should be computed with real field stress measurements once these become available.

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The mine plan is highly dependent on the ore pass system for underground materials handling and efforts should be directed to optimise the design and cost while minimising the likely risks for production. Some of the main work identified for the underground mining aspects of the Soto Norte Project are summarised as follows:
•Underground electrical and underground communication packages need to be updated.
•To successfully implement mining of pillars under grout stabilised fill at Soto Norte, laboratory testing and trial pillar extraction will need to be undertaken to refine the equipment, consumables and approach.
•Further geotechnical numerical modelling is recommended for execution particularly:
◦The possibility of connection between the uppermost stopes and the surface
◦The stress state around the decline.
•Prior to excavating quarry waste stopes, sterilisation drilling should be undertaken to identify any gold mineralisation in the designated areas and refine stope locations.
•Optimisation of the ventilation design considering:
◦In the design of the Emboque shaft bottom area, high pressure losses are expected which requires additional design consideration such as larger or parallel drifts.
◦This study focused on a wide range of operating years to estimate fan and power requirements over the life of the project. Additional modelling of initial start-up of the mine could provide better resolution to this critical stage and could help identify any bottlenecks or potential design issues during the first two years of the development.
The importance of water resources in the vicinity of the Soto Norte Project was recognised early in the Soto Norte Project development process. SRK (UK) recommends the following further work:
•Consider further studies to better predict the dewatering water quality to assess whether temporary water treatment at Emboque will be required and therefore reduce the early project capital.
•Monitor groundwater inflow rates and piezometer responses during the initial months of mine development and update models and modify design inflow rates where appropriate.
•Conduct the additional site investigations required to optimise grouting design and establish the viability of dewatering wells in the Emboque decline area.
•The predictive geochemical models indicate acid rock drainage and metal leaching is a potential for waste rock, dry filtered tailings and mine working contact water, and thus treatment at various locations is planned to manage it appropriately. SRK (UK) has identified that further optimisation studies are required to ensure the chosen treatment technologies can produce the required discharge quality. This will need to be confirmed through bench scale and pilot scale testing.
SRK (UK) notes and endorses the following recommendations made by Ausenco in relation to metallurgical testwork:
•Flotation testwork using (simulated) process water, to assess the impact of water quality. SRK (UK) adds that such testwork should use site water as the starting water source.
•Geometallurgical testwork extended to weathered and oxidised material.
•Thickening and filtration testwork “at design conditions” for concentrates and dry filtered tailings.
SRK (UK) understands that the selection of a single stage SAG mill was made on the basis of assumptions including a reduced plant footprint requirement and a reduced capital cost for the milling circuit. SRK (UK) recommends that the SAG mill is fitted with a twin chamber pulp lifter (Outotec Turbo Pulp Lifter or similar) to maximise the mill’s discharge efficiency.
SRK (UK) recommends that future work on the DSF should focus on:
•Further geotechnical testing on representative tailings samples from filtration tests to determine residual strength and whether the materials are contractive or dilative at the point of failure and to determine whether they are at moisture contents representative of those that can be achieved during operation. Additional geotechnical testing should be completed on representative tailings samples from all areas and stages of the LoMP ore to confirm parameters for both future stability analyses and design.

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•Review the footprint area available on the DSF upper deck to ensure there is sufficient area for storage of off-specification dry filtered tailings during periods of high rainfall.
•The design documentation highlights the importance of managing seepage, drainage and surface water flows to ensure that design constraints are not exceeded. The sizing of the critical contact and non-contact water management features should be updated for design storm annual exceedance probabilities (“AEP”) that are appropriate to a ‘High Consequence’ tailings storage facility.
•The cost estimates prepared for the DSF design should be updated to reflect additional capital costs associated with forming the proposed benched geometry (basal slope areas) and construction of additional surface and drainage water management features (cut/fill to form access roads and channels and concrete drop structures adjacent to the main embankment; increased drain and pond sizes). Operating cost estimates should also be re-appraised, to ensure that the costs associated with rework and compaction of dry filtered tailings on the DSF are factored into the cost model.
SRK (UK) makes the following recommendations regarding the on-site infrastructure:
•Conduct additional testwork (flow tests and transportable moisture content) to provide more detail on the design of the dry filtered tailings conveyor system from the plant to the edge of the DSF.
The capital and operating cost estimates have been by numerous contributors including Minesa and third-party consultants. the Soto Norte Project has undergone many changes and would benefit from a full rebuild of first principles cost estimate going forward for the base case with an improved formatting and streamlining of inputs, assumptions and unit cost costs.
6.4Toroparu Project
The information, tables and figures that follow relating to the Toroparu Project are direct extracts from the Toroparu Technical Report, which is incorporated by reference into this Annual Information Form. The Toroparu Technical Report summary reproduced below is based on assumptions, qualifications and procedures which are not fully described herein. Further, the summary below includes defined terms and timelines that are different from or may conflict with those used in this Annual Information Form, or that are not contained in this Annual Information Form. Reference should be made to the full text of the Toroparu Technical Report, which may be accessed through the Company’s website at www.aris-mining.com or through its profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed since that time, as explained elsewhere in this Annual Information Form and the Company’s other public disclosure.
The Toroparu Technical Report was prepared for the Company as an NI 43-101 compliant updated mineral resource estimate and Technical Report for the Toroparu Project by Mining Plus Pty Ltd. and Sedgman Canada Ltd.
Mining Plus Pty Ltd. and Sedgman Canada Ltd. were retained by the Company to prepare an NI 43-101 compliant Technical Report for the Toroparu Project based on an updated mineral resource estimate for the Toroparu Project located in Cuyuni – Mazaruni Region, Guyana based on a new detailed structural analysis and updated geological model.
All measurement units used in the Toroparu Technical Report are metric unless otherwise noted. Currency is expressed in United States dollars (US$).
Property Description and Ownership
The Toroparu Project is located in the Cuyuni-Mazaruni Region of Guyana, approximately 215 kilometres southwest of the capital city of Georgetown. The Toroparu Project and adjacent properties are collectively known as the Upper Puruni Concessions. The Toroparu Project contains two gold deposits with mineral resources, referred to as Toroparu deposit and Sona Hill deposit (collectively “Toroparu” unless otherwise indicated). The Sona Hill deposit is located approximately 5 km to the southeast of the Toroparu deposit.
The Toroparu Project is 100% owned by Aris Mining through its indirectly owned subsidiary, ETK.
Geology and Mineralization
The Toroparu and Sona Hill deposits are located in the Amazonian Craton of the Guiana Shield, within the northwest trending Puruni volcano-sedimentary belt, in a sequence of meta-sedimentary and meta-volcanic rocks along the contact of a small intra-

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belt pluton. Other gold deposits in Guyana related to similar intrusive bodies include Aurora and Omai. The northwest trending features at the Toroparu Project follow lithological contact zones and show a sigmoidal flexure zone to the northwest of the Toroparu Project.
Thin, discontinuous mineralized shear zones at Toroparu are developed mainly in the volcanic rocks. Higher grade, discontinuous shear zone hosted mineralization is narrow and mostly parallel to the schistosity. The main controls on mineralization are the west-northwest striking axial planar schistosity and vein swarms that are well developed in the volcanic rocks, and the folded contact between an intrusive complex and the volcanic rocks, particularly the contact of an igneous breccia that forms an important rheological contrast, similar to many other orogenic gold deposits that are strongly controlled by competency contrasts.
Mineralization at the Toroparu deposit has been intersected in drillholes for up to 2.5 km along strike, up to 250 metres (“m”) wide, and up to 600 m in depth, and at Sona Hill for up to 900 m along strike, up to 250 m wide, and up to 300 m in depth. Both deposits are open at depth. Recent structural interpretation work indicates that the main body of mineralization at Toroparu is likely part of a major regional fold structure striking west-northwest to northwest, with a distinct sigmoidal shape and higher gold grades within the bend (Pratt and Smeraglia, 2022). The deposit dips roughly 55° to the west.
The Sona Hill deposit has similar controls on mineralization but with a lower copper content and orientation, with a strike to the north and a dip approximately 30° to the west.
Status of Exploration, Development and Operations
The first activity at the Toroparu Project was alluvial placer mining by Mr. Alfro Alphonso (“Alphonso”) that commenced in 1997. The alluvial material was mostly exhausted by 1999 and work proceeded deeper into the underlying saprolite, which eventually developed into the Toroparu saprolite open pit. This operation continued until 2001. ETK began exploration in 1999 and following a joint venture agreement between ETK and Alphonso in 2000, commenced rehabilitation and upgrading the 240 km access road into the Toroparu Project to facilitate the transport of mining equipment and supplies to the Toroparu Project.
Systematic exploration activities at Toroparu commenced in 2011 and includes mapping, surface geochemical sampling, near surface auger drilling, geophysical surveys, reverse circulation drilling, and diamond drilling. The geochemical sampling identified the Toroparu northwest area and Sona Hill, as well as a number of other anomalies. Drilling has taken place at the Toroparu Project from 2006 to 2022, mostly for resource definition at the Toroparu and Sona Hill deposits. A total of 1,326 drillholes for 265,948 m are present in the resource drilling database.
The first mineral resource estimate for the Toroparu Project was completed in 2008, followed by two updates in 2010. The first preliminary economic assessment (”PEA”) was completed in 2011, followed by an updated mineral resource estimate and PEA in 2012. A mineral resource estimate and prefeasibility study was completed in 2013. This was followed by an updated mineral resource estimate in 2018, a PEA in 2019, and then by an updated mineral resource estimate and PEA in 2021. The current mineral resource estimate disclosed in the Toroparu Technical Report supersedes and replaces all these historic estimates.
The current infrastructure on site includes roads, an airstrip, a camp, and drill core logging and storage facilities.
Royalties, Agreements and Encumbrances
The Alphonso Joint Venture
The Toroparu deposit is located on property that was originally subject to the Mining Joint Venture Agreement (as defined in the Toroparu Technical Report) effective August 1, 1999, and as amended and restated in 2008 by the A&R Joint Venture Agreement (in the Toroparu Technical Report).
In March 2020, ETK exercised its option under the A&R Joint Venture Agreement to purchase all of Alphonso’s right, title and interest to the claims and permits on the Toroparu Project listed in Appendix A of the Toroparu Technical Report and all minerals and mineral deposits, ores, concentrates, metals, materials, tailings, dumps and mine wastes, in, on and under the claims (the “Option Interest”) excepting and reserving only to Alphonso the right to conduct the alluvial mining activities on certain lands not associated with the Toroparu Project, all as more particularly described in the A&R Joint Venture Agreement, and the use by Alphonso of certain roads and an airstrip constructed by ETK. ETK paid $20 million to exercise the option and in addition to acquiring the Option Interest, ETK’s obligations to make further payments under the A&R Joint Venture Agreement were terminated.

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In connection with the option exercise, Alphonso delivered to ETK a written affirmation, declaration of trust and receipt acknowledging that he hold all lands and permits subject to the A&R Joint Venture Agreement in trust for the exclusive benefit of ETK until such time that the GGMC (as defined in the Toroparu Technical Report) and the Minister of Mining of Guyana convert certain of the Small Scale Claim licenses and Mining Permits that are subject to the A&R Joint Venture Agreement to large scale mining licenses, and issue the same in the name of ETK.
The Godette Agreement
The Sona Hill deposit is located on property that was originally subject to the Godette Joint Venture (as defined in the Toroparu Technical Report) effective April 1, 2008. The Godette Heirs remain the registered owners of four mining permits but have irrevocably contributed and committed all their right, title, and interest in the mining permits for the benefit of ETK and the Godette Joint Venture and have granted ETK the exclusive right to conduct operations until such time as the large scale mining licenses have been secured. The cost of such conversion process is the responsibility of ETK but the Godette Heirs have agreed to execute such documents and agreements and take such actions as are reasonably necessary to assist in the transition of the mining permits to large scale mining licenses.
The Toroparu Precious Metals Purchase Agreement (the “Toroparu PMPA”)
The Toroparu PMPA refers to the Amended and Restated Precious Metals Purchase Agreement among Wheaton Precious Metals International Ltd. (“WPMI”), Aris Mining Toroparu Holdings Ltd. (formerly GoldHeart Investment Holdings Ltd., a wholly-owned subsidiary of Aris Mining, and Aris Mining Guyana Holdings Corp. (formerly Sandspring Resources Ltd., and a wholly-owned subsidiary of Aris Mining) dated April 22, 2015. The original gold metal purchase agreement was entered into in November 2013 and amended in December 2013.
Pursuant to the terms and conditions of the Toroparu PMPA, WPMI has agreed to purchase 10% of the gold and 50% of the silver production from the Toroparu Project in exchange for up-front cash deposits totalling $153.5 million. WPMI has made initial payments totalling $15.5 million, with the remaining $138.0 million to be paid in instalments during construction of the Toroparu Project, subject to WPMI’s election to proceed following receipt of a final feasibility study for the Toroparu Project, environmental study and impact assessment and other project related documents. If WPMI elects not to proceed with the remaining stream financing of $138.0 million, WPMI will be entitled to either (i) a refund from Aris Mining of $13.5 million of the $15.5 million already paid and termination of the Toroparu PMPA or (ii) a reduction of the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil.
The Consulting Agreement
A consulting agreement was executed between ETK and Alphonso & Sons (“A&S”) on November 1, 2013 (the “Consulting Agreement”) and which survived the exercise by ETK of the option under the A&R Joint Venture Agreement as described above. Pursuant to the Consulting Agreement, A&S is to be paid, commencing on the first anniversary of ETK receiving cashflow sufficient to develop and construct a conventional open pit mining and flotation and cyanide leach process operation on the Toroparu Project with on-site and off-site support operations (with such cash flow to be determined in a definitive feasibility study), eight annual payments of a minimum of $1.0 million adjusted upwards in accordance with the indexing formula set out in the Consulting Agreement (to a maximum of $2.0 million), followed by five extended payments of a maximum of $1.0 million (provided the daily price of gold averaged over a twelve-month period or a calendar month period, as applicable, exceeds $1,750 per ounce) subject to downward indexation based on a formula set out in the Consulting Agreement.
Royalties
ETK executed mineral agreement with the Government of Guyana on November 9, 2011 (the “Mineral Agreement”) that details all fiscal, property, import-export procedures, taxation provisions, and other related conditions for the continued exploration and future mine development and operation of an open pit mine at Toroparu. The Mineral Agreement implements a two-tiered gold royalty structure of 5% of gold sales at gold prices up to $1,000 per ounce and 8% of gold sales at gold prices above $1,000 per ounce, as well as a royalty of 1.5% on sales of other valuable metals and minerals.
ETK has negotiated the terms of an Investment Agreement with the Guyana Office for Investment (“GO-Invest”) which governs the terms by which the Company, directly or indirectly through contractors, undertake the activities as set out in the Mineral Agreement such as importing vehicles, machinery, equipment and materials required for building the Toroparu Project and also governs the terms by which the Guyana Revenue Authority will extend certain tax exemptions. It is expected that ETK and GO-Invest will enter into the agreement once the Conversion (as defined in the Toroparu Technical Report) is complete.

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Mineral Processing and Metallurgical Testing
Metallurgical testwork was undertaken between 2009 and 2020, contributing to a growing understanding of the properties of the mineralization at the Toroparu and Sona Hill deposits and their response to comminution, gravity concentration, rougher and cleaner flotation, and cyanide leaching.
The testwork has confirmed that flotation and free milling cyanidation process routes can achieve high recoveries of both gold and copper as well as payable silver values. Sona Hill has tellurium associated gold which impacts leach kinetics and will require additional processing reagents and varied parameters to achieve high recoveries.
Mineral Resource Estimate
The Toroparu mineral resource estimate effective February 10, 2023, is shown in Table 6.4-4. The mineral resource cut-off grade was established using a long-term gold price of $1,650 per ounce and an overall metallurgical gold recovery of 83%. Gold royalties were assumed at 8%. With the assumption that the mill feed from Toroparu and Sona Hill will be treated at a gold processing facility, a processing cost of $22 per tonne was used. This resulted in a marginal cut-off grade calculation of 0.5 grams per tonne (“g/t”) gold.
The underground mineral resource is reported within Mineable Stope Optimiser shapes generated at a cut-off grade of 1.5 g/t gold and is inclusive of material below 1.5 g/t gold grade within those shapes.
Table 6.4-4: Toroparu Project mineral resource effective February 10, 2023

Area	Category	Tonnes (Mt)	Grade Gold (g/t)	Grade Copper (%)	Grade Silver (g/t)	Contained Gold (koz)	Contained Copper (kt)	Contained Silver (koz)
Open Pit	Measured	42.3	1.45	0.14	1.8	1,967	61	2,455
	Indicated	69.0	1.42	0.08	1.3	3,159	55	2,817
	Measured + Indicated	111.3	1.43	0.10	1.5	5,126	116	5,272
	Inferred	9.7	1.29	0.04	0.8	404	4	255
Underground	Measured	0.1	1.89	0.03	0.4	8	<1	2
	Indicated	3.6	2.08	0.05	0.7	239	2	76
	Measured + Indicated	3.7	2.07	0.05	0.7	247	2	78
	Inferred	11.5	2.07	0.04	0.7	764	5	262
Total	Measured	42.4	1.45	0.14	1.8	1,975	61	2,457
	Indicated	72.6	1.46	0.08	1.2	3,398	57	2,893
	Measured + Indicated	115.0	1.45	0.10	1.5	5,373	118	5,350
	Inferred	21.2	1.71	0.04	0.8	1,168	9	517
Notes:
1.Mineral resources are not mineral reserves and have no demonstrated economic viability.
2.The mineral resource estimate was prepared by Ekow Taylor, FAusIMM (CP) and Maria Muñoz, MAIG both of Mining Plus, who are Qualified Persons as defined by NI 43-101. Ms. Muñoz has reviewed and verified the drilling, sampling, assaying, and QAQC protocols and results, and is of the opinion that the sample recovery, preparation, analyses, and security protocols used for the mineral resource estimate are reliable for that purpose.
3.Totals may not add up due to rounding.
4.Open pit mineral resources are reported above a cut-off grade of 0.5 g/t gold within an optimized pit shell using a gold price of $1,650 per ounce. Underground mineral resources are reported within Mineable Stope Optimizer shapes generated at a cut-off grade of 1.5 g/t gold and is inclusive of material below 1.5 g/t gold within those shapes.
5.There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

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Conclusions and Recommendations
Geology, Mineral Resources and Economic Analyses
Mining Plus offers the following conclusions:
•The Toroparu Project is a large, structurally controlled orogenic gold deposit with numerous features similar to many other orogenic gold deposits that are strongly controlled by competency contrasts.
•The exploration and drilling practices conform to industry best practices, and the resultant drilling pattern is sufficient to interpret the geometry and the mineralization boundaries with confidence.
•The sample preparation, security protocols, and analytical procedures adopted for the Toroparu Project drilling conform to industry best practices.
•The mineral resource estimate for Toroparu, effective February 10, 2023, is based on a verified and sufficiently reliable database comprising of 617 drillholes at Toroparu and 181 drillholes at Sona Hill.
•Mining Plus utilized mining software to create three-dimensional wireframe interpretations based on a new detailed structural analysis for the mineral resource estimate and has undertaken an assessment of reasonable prospects for economic extraction on the assumption of open pit and underground mining in assessing the continuity of the mineralization above the selected cut-off grades.
•Both the Toroparu and Sona Hill deposits are comprised of saprolitic material overlying non-oxidized hard rock material, with the Toroparu deposit containing zones higher in copper.
•The QAQC (as defined in the Toroparu Technical Report) program is adequate, and the assay results within the resource database are suitable for use in the mineral resource estimate.
•Mining Plus's review of the results of previous independent sampling confirms the presence of gold in the same order of magnitude as the original samples for the Toroparu and Sona Hill deposits.
•There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
•There are no known significant factors or risks that might affect access or title, or the right or ability to perform work on the Toroparu Project.
Mining Plus recommends the following:
•Bulk density measurements must be carried out using the paraffin wax water immersion method. This method ensures a more accurate determination of bulk density for any sample regardless of the weathering state and porosity by coating the oven-dried sample piece in a thin, even layer of paraffin wax and then determining weights.
•Regular samples constituting at least 3% of the total bulk density measurements are to be submitted to an independent laboratory for measurements using the water immersion method to compare with site measurements.
•Standard controls should include a low-grade standard, near the cut-off grade of the deposit; a mean grade standard, near the mean grade of the deposit; and a high-grade standard, near the 90th percentile of the deposit grade.
•While the QAQC program is considered adequate, it is necessary to include pulp blanks to rule out contamination during the reading of the analyte.
•Conduct infill drilling on 60 m drill sections at Toroparu and 40 m drill sections at Sona Hill for those areas that are currently averaging 50 m to 100 m drill spacing, to confirm continuity of mineralization, follow up on extensions to inferred mineral resources, and potentially upgrade inferred mineral resources to indicated. A staggered pattern is recommended to optimize drillhole planning.
•Continue with the gap analysis currently underway to assess the Toroparu Project data readiness for a prefeasibility study level and to identify the approximate resources required to collect any additional information, if necessary, to achieve a prefeasibility study level. The estimated cost of the gap analysis is $85,000.
•Depending on the outcome of the gap analysis, collect any additional information and proceed with a prefeasibility study of the Toroparu Project. The estimated cost of the prefeasibility study is $1.6 million.
Mineral Processing and Metallurgical Testing
Sedgman offers the following conclusions:
•The response of the Toroparu and Sona Hill deposits to comminution, gravity concentration, rougher and cleaner flotation, and cyanide leaching were investigated. Both deposits are comprised of auriferous saprolitic material overlaying non oxidized auriferous hardrock while the Toroparu deposit also contains zones higher in copper.
•The Toroparu and Sona Hill deposits both contain mineralization which is amenable to a gravity-leach flowsheet.
•High cyanide soluble copper areas within the Toroparu deposit are amenable to a gravity-flotation flowsheet.

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•Areas of the Sona Hill deposit that contain high tellurium have slower leach kinetics and thus recovery could be lower if the processing parameters remain the same for this deposit.
•The Sona Hill deposit composites show mineralization in the range of soft to moderately hard material. The presence of auriferous tellurides that are slower leaching require a finer grind and elevated pH to achieve high extractions.
•Comminution tests indicated that the Toroparu deposit mineralization is a moderate to hard and abrasive material, and a significant proportion of the gold is native. High saprolite blends may allow elevated processing rates of hard material feed if viscosity or rheology does not impact processing design. Gravity recovery of 30-50% gold is possible at a primary grind size of P80 150 µm which is also an optimal size for recovery.
Sedgman offers the following recommendations:
•Mineralization containing tellurium should be a focus on a separate test program to optimize processing parameters including investigation into leach temperatures.
•Material handling testwork of saprolite and hard rock mineralization should be considered prior to any detailed design of the processing facility.
•Mapping any future mine plan against the metallurgical testwork should be considered for future studies.
•Further variability testwork to ensure that metallurgical information is valid over the entire mine life should be considered including a focus on the first three years of production, for any future mine plans.
•A gap analysis should be undertaken prior to moving to an economic study. Sedgman estimates a cost of $15,000 to $20,000 for the mineralogy, metallurgy and infrastructure components of a gap analysis.
ITEM 7.DIVIDENDS AND DISTRIBUTIONS
On August 13, 2020, the Company announced that its Board approved the initiation of the Company’s quarterly dividend program of C$0.015 per Common Share and on November 11, 2020, the Company announced that its Board had approved a monthly dividend of C$0.015 per Common Share. Upon completion of the Aris Mining Transaction on September 26, 2022, the Company ceased paying dividends and instead is focusing on deploying cash flow to advance its high-return growth opportunities within the Company. Except as otherwise disclosed herein or pursuant to the 2026 Unsecured Notes, the 2027 Aris Holdings Notes, the TSX’s policies and the BCBCA, there are no restrictions on the Company that would prevent it from paying a dividend or distribution; however, the Company does not currently have a dividend or distribution policy in place.
ITEM 8.DESCRIPTION OF CAPITAL STRUCTURE
8.1Authorized Share Capital
The authorized capital of the Company consists of an unlimited number of Common Shares without par value and up to 12,000,000 Preferred Shares without par value, of which up to 1,000 Series 1 Preferred Shares are authorized and issued. As of the date of this Annual Information Form, there were 138,027,391 Common Shares issued and outstanding as fully paid and non-assessable.
The following is a summary of the material provisions attaching to the Common Shares, Preferred Shares, 2024 Warrants, 2024 Unlisted Warrants, 2025 Warrants, Gold X Warrants, 2026 Unsecured Notes, 2027 Aris Holdings Notes and the 2024 Debentures.
8.2Common Shares
The holders of Common Shares are entitled to receive notice of and to attend all meetings of the Shareholders of the Company and to one vote per Common Share held at meetings of the Shareholders. Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to dividends if, as and when declared by the Board, and upon liquidation, dissolution or winding-up, to share equally in such assets of the Company as are distributable to the holders of Common Shares.
8.3Preferred Shares
The Company’s articles authorize the issuance of up to 12,000,000 Preferred Shares. Preferred Shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event that the Company is liquidated, dissolved or wound-up, rank prior to the Common Shares. Preferred Shares of each series rank on parity with the Preferred Shares of every other series. The Board has the authority to issue Preferred Shares in series and determine the price, number, designation, rights, privileges, restrictions and conditions, including dividend rights, redemption rights, conversion rights

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and voting rights, of each series without any further vote or action by Shareholders. The holders of Preferred Shares do not have pre-emptive rights to subscribe for any issue of securities of the Company.
Series 1 Preferred Shares
The Company’s articles authorize the issuance of up to 1,000 Series 1 Preferred Shares. The holders of the Series 1 Preferred Shares are not entitled to receive notice of or to attend any general meeting of Shareholders of the Company, and if in attendance, are not entitled to vote at those meetings. The holders of the Series 1 Preferred Shares are entitled to receive dividends as and when declared by the Board, in their sole discretion, and in such form as the Board may determine. Notwithstanding the foregoing, no dividends shall be declared or paid on the Series 1 Preferred Shares if such payment will impair the ability of the Company to redeem all of the Series 1 Preferred Shares. For greater certainty, the Directors may declare and pay dividends on any class of shares other than the Series 1 Preferred Shares to the exclusion of the Series 1 Preferred Shares.
In the event of the liquidation, dissolution or winding up of the Company, the holders of the Series 1 Preferred Shares shall be entitled to receive, in priority to the Shareholders and pari passu with other holders of any series of Preferred Shares, an amount per share in U.S. dollars which is equal to the fair market value of the property received by the Company as consideration for the issuance of the Series 1 Preferred Share (the “Series 1 Redemption Price”), before any distribution of any part of the assets of the Company to Shareholders. The Series 1 Redemption Price is adjustable under certain circumstances.
The Company may upon giving notice, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Preferred Shares on payment of the Series 1 Redemption Price for each Series 1 Preferred Share to be redeemed, subject to certain conditions.
Any holder of Series 1 Preferred Shares may, at the holder’s option at any time upon giving notice, require the Company to redeem at any time the whole or from time to time any part of the Series 1 Preferred Shares held by the holder by payment of the Series 1 Redemption Price for each share to be redeemed, subject to certain conditions.
The payment of any amounts owing under each Series 1 Preferred Share are subordinated and postponed in right of payment to the prior payment in full of all obligations under the 2021 Indenture.
In connection with the Aris Mining Transaction, 1,000 Series 1 Preferred Shares were issued to Caldas Holding Corp. (now Aris Mining (British Columbia) Corp.), a wholly-owned subsidiary of the Company, on September 26, 2022, in partial consideration for all of the Aris Gold common shares then held by Caldas Holding Corp.
8.4Warrants
As at the date of this Annual Information Form, the Company had the following classes of Warrants outstanding:

Name	Number of Warrants Outstanding and Exercisable	Number of Underlying Common Shares	Exercise Price	Expiry Date
2024 Warrants(1)	8,999,380	8,999,380	C$2.21	April 30, 2024
2024 Unlisted Warrants(2)(3)	10,800,000	5,400,000	C$3.00	December 19, 2024
2025 Warrants(3)(4)	76,563,200	38,281,600	C$2.75	July 29, 2025
June 2024 Gold X Warrants(5)(6)	2,867,999	1,992,686	C$1.90	June 12, 2024
August 2024 Gold X Warrants(5)(6)	3,807,875	2,645,712	C$4.03	August 27, 2024
Notes:
(1)The 2024 Warrants were issued pursuant to a warrant indenture in connection with the 2018 Note Offering.
(2)The 2024 Unlisted Warrants were issued pursuant to a warrant indenture in connection with the Caldas RTO Financings. Aris Mining holds 7,500,000 of the outstanding 2024 Unlisted Warrants.
(3)Pursuant to the Aris Mining Transaction, each warrant is exercisable to acquire 0.5 of a Common Share at the original exercise price and any fractional Common Shares that result are rounded down.
(4)The 2025 Warrants were issued pursuant to a warrant indenture in connection with the Aris Subscription Receipt Private Placement and the 2020 Special Warrant Private Placement. Aris Mining holds 18,444,445 of the outstanding the 2025 Warrant.
(5)Warrants issued by Gold X (now Aris Mining Guyana Holdings Corp.) pursuant to the terms of their respective warrant certificates. Aris Mining holds 2,000,000 and 625,000 of the outstanding June 2024 Gold X Warrants and August 2024 Gold X Warrants, respectively.

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(6)Following the Company’s acquisition of Gold X, the Gold X Shares underlying each warrant will be converted to Common Shares at the Gold X Exchange Ratio of 0.6948 at the original exercise price and any fractional Common Shares that result are rounded down.
2024 Warrants
The 2024 Warrants are listed on the TSX under the symbol “ARIS.WT.B” and were issued in connection with the 2018 Note Offering pursuant to a warrant indenture and rank pari passu, regardless of the actual dates of issuance. The 2024 Warrants are subject to, and the 2024 Warrant certificates contain provisions for, adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the 2024 Warrant certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.
2024 Unlisted Warrants
The 2024 Unlisted Warrants were issued pursuant to the RTO Warrant Indenture in connection with the Caldas RTO Financings. The 2024 Unlisted Warrants rank pari passu, regardless of the actual dates of issuance. The RTO Warrant Indenture contains provisions for adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the 2024 Unlisted Warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the RTO Warrant Indenture are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.
2025 Warrants
The 2025 Warrants are listed on the TSX under the symbol “ARIS.WT.A” and each 2025 Warrant is exercisable into one-half of one Common Share at an exercise price of C$2.75 per 2025 Warrant for a full exercise price of C$5.50 per whole Common Share, until July 29, 2025.
The 2025 Warrants were issued pursuant to the 2025 Warrant Indenture upon the exercise of the Special Warrants and the conversion of the Aris Subscription Receipts. The 2025 Warrants rank pari passu, regardless of the actual dates of issuance. The 2025 Warrant Indenture contains provisions for adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the 2025 Warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the 2025 Warrant Indenture are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.
Following the Aris Mining Transaction, the 2025 Warrants were adjusted in accordance with their terms and the Exchange Ratio from being exercisable for one common share of Aris Gold (now Aris Holdings) to being exercisable for one-half of one Common Share.
Gold X Warrants
The Gold X Warrants became exercisable for Common Shares in connection with the completion of the Gold X Arrangement. The Gold X Warrants were issued pursuant to certificates and each series of Gold X Warrants rank pari passu, regardless of the actual dates of issuance. The Gold X Warrants are subject to, and contain provisions for, adjustment to the exercise price and the number of Common Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the Common Shares, certain distributions of the Common Shares or securities exchangeable for or convertible into Common Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the Gold X Warrant certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

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Following the Gold X Arrangement, the Gold X Warrants were adjusted in accordance with their terms from being exercisable for one Gold X Share to being exercisable for 0.6948 of one Common Share in accordance with the Gold X Exchange Ratio.
8.5Notes
2026 Unsecured Notes
As of December 31, 2023, there was US$300 million principal amount of 2026 Unsecured Notes outstanding.
On August 9, 2021, the Company issued US$300 million face value of 2026 Unsecured Notes which mature on August 9, 2026. The 2026 Unsecured Notes are denominated in U.S. dollars and bear interest at a rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.
The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the 2026 Unsecured Notes.
The Company may redeem the 2026 Unsecured Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the 2026 Unsecured Notes) and accrued and unpaid interest on the 2026 Unsecured Notes up to the redemption date. The redemption price for the 2026 Unsecured Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%.
2027 Aris Holdings Notes
As of December 31, 2023, there was an aggregate principal amount of US$58.6 million 2027 Aris Holdings Notes outstanding. The 2027 Aris Holdings Notes are listed on the Cboe Canada under the symbol “AMNG.NT.U” and commenced trading on November 20, 2020. The 2027 Aris Holdings Notes are governed by the 2020 Aris Gold Indenture with TSX Trust acting as trustee and collateral agent thereunder. The following is a summary of certain material characteristics of the 2027 Aris Holdings Notes, which summary is qualified in its entirety by the actual terms and conditions of the 2027 Aris Holdings Notes set out in the 2020 Aris Gold Indenture:
1.The 2027 Aris Holdings Notes have a seven-year term, maturing on August 26, 2027, and are non-callable throughout.
2.The 2027 Aris Holdings Notes represent senior secured obligations of Aris Holdings, ranking pari passu with all present and future senior indebtedness, including the Marmato PMPA financing, and senior to all present and future subordinated indebtedness of Aris Holdings.
3.The 2027 Aris Holdings Notes bear interest at 7.5% per annum, paid monthly. The first monthly payment following the conversion of the Aris Subscription Receipts was equal to the normal monthly interest payment, plus a fee equal to the amount of interest that would have been paid on each Note had interest accrued thereon from the closing date of the 2027 Aris Holdings Notes.
4.Aris Holdings has agreed to pay a floor price of US$1,400 per ounce of gold as a minimum price (the “Floor Price”) to be realized in calculating the value of the gold in the Gold Trust Account; the Company has also agreed to use commercially reasonable efforts to hedge the Floor Price on a rolling four quarters basis.
5.Commencing September 30 2021, Aris Holdings sets aside an amount of physical gold each month in a trust account (the “Gold Trust Account”). On a quarterly basis, the physical gold in the Gold Trust Account will be sold and the sale proceeds used to amortize the principal amount of the 2027 Aris Holdings Notes based on a guaranteed Floor Price of US$1,400 per ounce. At any realized gold price below the Floor Price, the amortization will be based upon the Floor Price, but at any realized gold price above the Floor Price, the 2027 Aris Holdings Notes are amortized at a premium to par, so that the outstanding principal balance of the 2027 Aris Holdings Notes will decline according to the schedule described below using the Floor Price with the difference being received by the investor as a premium. The scheduled annual number of physical gold ounces to be deposited (the “Deposited Ounces”) into the Gold Trust Account will vary by year. The schedule of Deposited Ounces is as follows: none in the first year; 4,233 Deposited Ounces in the second year (an equivalent principal amount of 2027 Aris Holdings Notes of US$5,926,000); 6,000 Deposited Ounces in the third year (an equivalent principal amount of 2027 Aris Holdings Notes of US$8,400,000); 10,500 Deposited Ounces in the fourth year (an equivalent principal amount of 2027 Aris Holdings Notes of US$14,700,000); 12,800 Deposited Ounces in the fifth year (an equivalent principal amount of 2027 Aris Holdings Notes of US$17,920,000);

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13,200 Deposited Ounces in the sixth year (an equivalent principal amount of 2027 Aris Holdings Notes of US$18,480,000); and 12,600 Deposited Ounces in the seventh year (an equivalent principal amount of 2027 Aris Holdings Notes of US$17,640,000), for a total of 59,333 Deposited Ounces (an equivalent principal amount of US$83,066,000).
6.The 2020 Aris Gold Indenture contains standard high yield covenants consistent with transactions of this nature.
Aris Holdings and certain of its subsidiaries have provided security in favour of the holders of 2027 Aris Holdings Notes to secure its obligations under the 2020 Aris Gold Indenture, including a first ranking general security agreement over substantially all properties and assets of Aris Holdings and such subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of such subsidiaries of Aris Holdings.
TSX Trust, Aris Holdings and WMPI entered into the Intercreditor Agreement on November 5, 2020, which governs the rights of the holders of 2027 Aris Holdings Notes and WPMI in relation to the collateral securing the 2027 Aris Holdings Notes and the Marmato PMPA. Pursuant to the Intercreditor Agreement, generally, in the event of an enforcement action or insolvency proceeding in relation to Aris Holdings, an amount equal to 15% of the collateral proceeds from such action or proceeding are required by the terms of the Intercreditor Agreement to be applied towards the obligations of the Marmato PMPA and the remaining proceeds will be available for distribution to holders of 2027 Aris Holdings Notes to satisfy the obligations of Aris Holdings under the 2020 Aris Gold Indenture. The Collateral Agent was appointed by TSX Trust and by WPMI to serve as collateral agent under the Intercreditor Agreement.
On February 8, 2022, holders of the 2027 Aris Holdings Notes approved an amendment to the 2020 Aris Gold Indenture that permits Aris Holdings to provide certain unsecured parent guarantees of future indebtedness incurred by subsidiaries.
2024 Debentures
As of December 31, 2023, there was C$18 million aggregate principal amount of the 2024 Debentures outstanding. The 2024 Debentures were issued in connection with the 2024 Debenture Offering.
The 2024 Debentures mature on April 5, 2024 and accrue interest at the rate of 8.00% per annum, payable monthly. At the holders’ option, the 2024 Debentures may be converted into Common Shares at any time up to April 5, 2024, at a conversion rate of approximately 210.53 Common Shares per C$1,000 principal amount, subject to adjustment in certain circumstances, which equates to an initial conversion price of C$4.75 per Common Share. The 2024 Debentures are not listed and are convertible unsecured obligations of the Company subordinated to senior indebtedness of the Company and ranking equally with all present and future unsecured subordinated indebtedness of the Company.
On and after the first anniversary of the issuance date, the Company may, at its option, on not more than one occasion during each 12-month period beginning on each yearly anniversary of the issuance date, redeem up to 10% of the aggregate principal amount of the 2024 Debentures then outstanding, at par plus accrued and unpaid interest, in cash on not less than 30 and not more than 60 days’ prior written notice. The 2024 Debentures are repayable in cash at maturity.
Ratings
On July 27, 2023, S&P Global Ratings affirmed a “B+” rating with a stable outlook and on July 28, 2023, Fitch Ratings affirmed a “B+” rating with a stable outlook to the 2026 Unsecured Notes.
A “B” rating by Fitch Ratings is reflected by the Company’s low leverage and sound profitability in the midst of its growth and diversification strategy. The Company has the challenge to overcome the constraints of small scale of operations, deteriorating costs in the face of expected lower grades, and dependence on the Segovia Operations for cash flows, which limit the ratings. Fitch Ratings’ current forecast only incorporates the Company' brownfield expansion of the Marmato Mine and gross leverage is estimated around 2.3x and EBITDA interest coverage around 5.9x over the rated horizon. Additional information with respect to this rating may be found at www.fitchratings.com.
In 2022, the Company paid a rating fee of US$65,000 to Fitch Ratings for the coverage period from September 2022 to September 2023. In 2023, the Company paid a rating fee of US$70,000 for the coverage period from September 2023 to September 2024. Over the last two years, the Company has also reimbursed Fitch Ratings for out-of-pockets expenses totaling US$nil.

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A “B+” rating and the stable outlook by S&P Global Ratings reflects their view that despite lesser prospects for increasing cash flow in the upcoming two to three years because of the delays of its expansion projects, the Company will maintain adjusted leverage below 3x for the upcoming 12 months. Additional information with respect to this rating may be found at www.spglobal.com.
In 2022, the Company paid a rating fee of US$60,000 to S&P Global Ratings for the coverage period from August 2022 to August 2023. In 2023, the Company paid a rating fee of US$63,000 to S&P Global Ratings for the coverage period from August 2023 to August 2024. Over the last two years, the Company has also reimbursed S&P Global Ratings for out-of-pocket expenses totaling US$nil.
Ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. An issuer credit rating or a stability rating is not a recommendation to buy, sell or hold securities of the Company and may be subject to revision or withdrawal at any time by the rating organization.
ITEM 9.MARKET FOR SECURITIES
9.1Trading Price and Volume of Listed Securities
Common Shares
Toronto Stock Exchange
The Common Shares are listed on the TSX under the trading symbol “ARIS”. The following table sets out the market price ranges and trading volumes of the Common Shares on the TSX for each month of the most recently completed financial year, as reported by the TSX.

Date	High	Low	Aggregate Volume
December 2023	C$4.65	C$3.91	5,305,974
November 2023	C$4.47	C$3.23	4,541,716
October 2023	C$3.56	C$2.97	2,715,819
September 2023	C$3.49	C$2.88	3,794,630
August 2023	C$3.32	C$2.77	3,334,722
July 2023	C$3.68	C$3.03	2,887,640
June 2023	C$3.51	C$2.96	3,453,777
May 2023	C$4.24	C$3.06	4,312,719
April 2023	C$4.57	C$3.82	3,720,585
March 2023	C$4.28	C$3.66	5,376,620
February 2023	C$4.80	C$3.79	3,790,902
January 2023	C$4.92	C$3.45	6,055,384
NYSE American
The Common Shares commenced trading on the NYSE American under the trading symbol “ARMN” on September 14, 2023. The following table sets out the market price ranges and trading volumes of the Common Shares on the NYSE American for each month of the most recently completed financial year in which the Common Shares were listed, as reported by the NYSE American.

Date	High	Low	Aggregate Volume
December 2023	$3.54	$2.88	2,645,400
November 2023	$3.45	$2.32	1,938,200
October 2023	$2.61	$2.16	706,500
September 14-30, 2023(1)	$2.78	$2.19	935,800
(1)The Common Shares commenced trading on the NYSE American on September 14, 2023.

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2024 Warrants
The 2024 Warrants are listed on the TSX under the trading symbol “ARIS.WT.B”. The following table sets out the market price ranges and trading volumes of the 2024 Warrants for each month of the most recently completed financial year, as reported by the TSX.

Date	High	Low	Aggregate Volume
December 2023	C$2.38	C$1.67	263,313
November 2023	C$2.23	C$1.04	264,033
October 2023	C$1.37	C$0.85	62,987
September 2023	C$1.32	C$0.80	61,398
August 2023	C$1.07	C$0.75	59,217
July 2023	C$1.43	C$0.95	77,766
June 2023	C$1.36	C$0.95	111,644
May 2023	C$2.02	C$0.99	106,636
April 2023	C$2.29	C$1.60	433,044
March 2023	C$2.00	C$1.53	162,902
February 2023	C$2.55	C$1.67	55,084
January 2023	C$2.72	C$1.36	128,856
2025 Warrants
The 2025 Warrants are listed on the TSX under the trading symbol “ARIS.WT.A”. The following table sets out the market price ranges and trading volumes of the 2025 Warrants for each month of the most recently completed financial year, as reported by the TSX.

Date	High	Low	Aggregate Volume
December 2023	C$0.30	C$0.20	331,001
November 2023	C$0.29	C$0.17	425,100
October 2023	C$0.21	C$0.14	164,250
September 2023	C$0.19	C$0.13	445,832
August 2023	C$0.22	C$0.17	186,000
July 2023	C$0.24	C$0.17	702,250
June 2023	C$0.25	C$0.20	249,000
May 2023	C$0,38	C$0.21	748,700
April 2023	C$0.35	C$0.27	170,110
March 2023	C$0.37	C$0.27	326,100
February 2023	C$0.36	C$0.27	472,800
January 2023	C$0.47	C$0.28	438,100
2026 Unsecured Notes
The 2026 Unsecured Notes are trading on the SGX under the symbols “DCWB” and “GNDB”. The following table sets out the market price ranges and trading volumes of the 2026 Unsecured Notes for each month of the most recently completed financial year, as reported by Bloomberg.

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Regulation S Notes:

Date	High	Low	Aggregate Volume (in thousands of U.S. dollars)
December 2023	$86.50	$85.60	1,982
November 2023	$85.00	$83.00	5,318
October 2023	$82.50	$79.60	3,602
September 2023	$81.00	$80.00	5,448
August 2023	$81.50	$79.00	3,050
July 2023	$80.50	$78.00	5,190
June 2023	$74.90	$72.50	5,010
May 2023	$79.50	$73.00	9,774
April 2023	$82.00	$79.80	2,604
March 2023	$85.30	$85.30	171
February 2023	$88.50	$85.50	12,561
January 2023	$86.00	$79.00	4,275
Rule 144A Notes:

Date	High	Low	Aggregate Volume (in thousands of U.S. dollars)
December 2023	N/A	N/A	nil
November 2023	$84.30	$84.30.	843
October 2023	$82.50	$82.50	1,155
September 2023	$81.30	$80.30	6,529
August 2023	$80.00	$80.00	1,600
July 2023	$78.80	$78.80	327
June 2023	$74.20	$73.00	534
May 2023	$74.30	$74.30	1,485
April 2023	N/A	N/A	nil
March 2023	N/A	N/A	nil
February 2023	$88.00	$87.00	1,620
January 2023	$86.10	$79.90	745
2027 Aris Holdings Notes
The 2027 Aris Holdings Notes are trading on the Cboe Canada under the trading symbol “AMNG.NT.U”. The following table sets out the market price ranges and trading volumes of the 2027 Aris Holdings Notes on the Cboe Canada for each month of the most recently completed financial year, as reported by Bloomberg.

Date	High	Low	Aggregate Volume (in thousands of U.S. dollars)
December 2023	$108.00	$100.00	1,060
November 2023	$104.00	$101.75	10.1
October 2023	$101.75	$101.00	486.5
September 2023	$101.66	$101.00	2.5
August 2023	$101.00	$100.00	34.5
July 2023	$100.50	$100.00	689.5
June 2023	$100.25	$98.00	446.7
May 2023	$99.00	$97.00	846.8
April 2023	$99.00	$96.00	585.8
March 2023	$98.80	$96.50	1,836.4
February 2023	$98.80	$97.00	160.5
January 2023	$98.85	$97.00	239.7

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9.2Prior Sales
The following table sets forth all issuances of unlisted securities by the Company during the 12-month period ended December 31, 2023.

Date Issued	Type of Security	Amount Issued	Issue Price
January 12, 2023	Stock Options(1)(2)	1,691,964	C$4.03
May 12, 2023	Stock Options(1)(3)	26,815	C$3.40
October 1, 2023	Stock Options(1)(4)	60,152	C$3.09
Notes:
(1)Each exercisable into one Common Share.
(2)50% of each Option vesting on January 12, 2024 and 50% of each Option vesting on January 12, 2025 and having a term to expiry of three years.
(3)50% of each Option vesting on May 12, 2024 and 50% of each Option vesting on May 12, 2025 and having a term to expiry of three years.
(4)50% of each Option vesting on October 1, 2024 and 50% of each Option vesting on October 1, 2025 and having a term to expiry of three years.
ITEM 10.ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
To the Company’s knowledge, there are no securities of the Company which are subject to escrow or to contractual restriction on transfer as of the date of this Annual Information Form.
ITEM 11.DIRECTORS AND OFFICERS
The following table sets forth, as of the date hereof, the name and municipality of residence of each director and executive officer of the Company, as well as such individual’s position within the Company, principal occupation within the five preceding years and number of Common Shares beneficially owned by each such director or executive officer. Information as to residence, principal occupation and ownership of Common Shares is based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Each director will hold office until the Company’s next annual general meeting. The Board, after each annual meeting of the Shareholders of the Company and as necessary throughout the year, appoints the Company’s officers and committees for the ensuing year.

Name, Municipality of Residence and Current Position with the Company	Director Since
Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)
		Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Ian Telfer(4)(5)(8) West Vancouver, British Columbia, Canada Chair, Director	September 26, 2022
Mr. Telfer currently serves as the Chair of the Board of the Company and has since September 26, 2022. Mr. Telfer previously served as the Chair of the Board of Aris Gold (now Aris Holdings) from February 2021 to September 2022. Mr. Telfer also served as Chair of the advisory board of Gold Royalty Corp. from September 2020 to August 2021 and has served as a director of Total Helium Ltd. since September 2021. Previously, Mr. Telfer was the Chair of Goldcorp Inc. from February 24, 2005 to April 18, 2019. He previously served as Chair of the World Gold Council and was inducted into the Canadian Mining Hall of Fame in 2015 and the Canadian Business Hall of Fame in 2018.
		290,600	0.21%

Neil Woodyer Monaco Chief Executive Officer, Director	September 26, 2022
Mr. Woodyer is the Chief Executive Officer and a director of the Company and has served in such capacities and has since September 26, 2022. Mr. Woodyer previously served as a director and the Chief Executive Officer of Aris Gold (now Aris Holdings) from February 2021 to September 2022. Mr. Woodyer was also the Vice Chair of Equinox Gold Corp. from March 10, 2020 to June 4, 2020, the Chief Executive Officer of Leagold Mining Corporation from July 11, 2016 to March 10, 2020, and the Chief Executive Officer of Endeavour Mining Corporation from July 25, 2002 to June 28, 2016. Mr. Woodyer has served as a director on a number of public company boards, including Wheaton River Minerals Ltd.
		3,577,800	2.59%

99

Name, Municipality of Residence and Current Position with the Company	Director Since
Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)
			Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Daniela Cambone(3)(4)(6) Fort Lee, New Jersey, United States Director	September 26, 2022
Ms. Cambone currently serves as a director of the Company and has since September 26, 2022. Ms. Cambone previously served as a director of Aris Gold (now Aris Holdings) from February 2021 to September 2022. Ms. Cambone also serves as the Global Media Director for ITM Trading and serves as the firm's lead anchor, and has since October 2023.

Ms. Cambone is a veteran journalist, having covered financial markets for well over a decade. Before joining ITM Trading, she was the editor-at-large for Stansberry Research where she successfully built a media department for the firm with well over 600k followers in less than three years. Prior to this, Ms. Cambone was the editor-in-chief and lead anchor for Kitco News, covering global markets, economic news, and commodities. Her work was simultaneously featured and covered on Jim Cramer's TheStreet.com, Forbes, Yahoo Finance, and MSNBC.

In 2010, Ms. Cambone helped start Kitco News, a division of Kitco.com. The brand became the preeminent news source for precious metals and commodities coverage. During her tenure, Ms. Cambone covered and moderated at various investment conferences including Sohn, The Clinton Global Initiative, and BMO Capital Markets. Ms. Cambone’s news division helped drive more than 1 million unique views daily on Kitco.com, making it the largest gold site in the world.

Ms. Cambone graduated cum laude from The University of Rome where she earned her Master's degree in Communications. She earned her Bachelor's degree in Broadcast Journalism from Montreal's Concordia University.
			2,250	<0.01%

Mónica de Greiff(3)(6)(7) Bogotá, Colombia Director	October 1, 2022	Ms. de Greiff currently serves as a director of the Company and has since October 1, 2022. Ms. de Greiff was previously a director of the Company from 2018 to 2020, when she left to accept the position of Colombian Ambassador to Kenya, a position which she held until 2023. Ms. de Greiff also currently serves as a director of Ecopetrol SA and has since October 2022. Ms. de Greiff was also the Executive President of the Bogotá Chamber of Commerce from March 2013 to January 2020. She has previously held positions in both the public and private sectors, including Minister of Justice and Vice Minister of Mines and Energy for the Republic of Colombia. Ms. de Greiff is a former member of the Board of Directors of the United Nations Global Compact, the world’s largest corporate sustainability initiative.	Nil	N/A

David Garofalo(3)(4) West Vancouver, British Columbia, Canada Director	September 26, 2022	Mr. Garofalo currently serves as a director of the Company and has since September 26, 2022. Mr. Garofalo also serves as a director of Aris Gold (now Aris Holdings). Mr. Garofalo also currently serves as the Chair, Chief Executive Officer, President and a director of Gold Royalty Corp. and has since 2020, and serves as a Co-chair and a director of GoldMining Inc. since January 2023. Mr. Garofalo previously served as President and Chief Executive Officer of Goldcorp Inc. from 2016 to 2019. He was named Mining Person of the Year by the Northern Miner in 2012 due to his track record of successfully operating major global mining companies with high standards of environmental and safety performance and community relationships.	145,350	0.11%

100

Name, Municipality of Residence and Current Position with the Company	Director Since
Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)
			Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Serafino Iacono Punta Cana, Dominican Republic Director	August 6, 2010
Mr. Iacono served as the Executive Chair of the board of directors of the Company from March 2019 to September 2022 and was the Executive Co-Chair of the Company from August 2010 to March 2019. Mr. Iacono previously served as a director of Aris Gold (now Aris Holdings) from February 2020 to September 2022. Mr. Iacono has also served as the Chief Executive Officer and as the Chair of Caldas Gold from February 2020 to February 2021. Mr. Iacono also currently serves as the Executive Chair and CEO of Denarius Metals Corp. and has since February 2021. He also currently serves as the CEO and Executive Director of NG Energy International Corp. and has since June 2019.
Mr. Iacono previously served as the Executive Co-Chair of the board of directors of Pacific Exploration & Production Corporation from January 2008 to November 2016 and the Interim Chief Executive Officer and President of Medoro from September 2010 to June 2011.
			1,926,817	1.40%

Peter Marrone(3)(5)(6) Toronto, Ontario, Canada Director	September 26, 2022	Mr. Marrone currently serves as a director of the Company and has since September 26, 2022. Mr. Marrone previously served as a director of Aris Gold (now Aris Holdings) from February 2021 to September 2022. Mr. Marrone also currently serves as the Executive Chair and CEO of Allied Gold Corporation and has since September 2023 when he took Allied Gold Corporation public. Previously, Mr. Marrone was the Executive Chair of Yamana Gold Inc. (“Yamana”), which he founded in 2003, from 2018 until March 2023, when the company was sold, and was the Chair and CEO of Yamana from 2003 to 2018. He has more than 35 years of mining, business, and capital markets experience. He has been on the boards of a number of public companies including Equinox Gold Corp. and Leagold Mining Corporation and has advised companies with a strong international presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.	1,307,550	0.95%

Attie Roux(7) Silver Lakes, Pretoria, South Africa Director	September 26, 2022	Mr. Roux currently serves as a director of the Company and has since September 26, 2022. Mr. Roux previously served as a director and technical consultant of Aris Gold from February 2021 to September 2022. Previously, Mr. Roux served as the Chief Operations Officer of Equinox Gold Corp. from March 2020 to September 2020, of Leagold Mining Corporation from October 2018 to March 2020 and of Endeavour Mining Corporation from August 2012 to July 2017. Mr. Roux is a Metallurgical Engineer with over 40 years of operational, technical and executive management experience in the mining industry. Previously, Mr. Roux was head of Metallurgy for Anglogold Ashanti.	145,300	0.11%

101

Name, Municipality of Residence and Current Position with the Company	Director Since
Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)
			Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Gonzalo Hernández Jiménez(3)(7)(9) Bogotá, Colombia Director	February 14, 2024	Mr. Hernández currently serves as a director of the Company and has since February 14, 2024. Mr. Hernández also serves as a director of Aris Holdings. Mr. Hernández holds a Ph.D. in Economics from the University of Massachusetts-Amherst, is an Economist from Universidad Javeriana, and has served as a Professor of its Department of Economics since 2003. Mr. Hernández also currently serves as a director of Ecopetrol S.A., Colombia’s largest and primary oil and gas company and has since October 2022. He is also a director of Financiera de Desarrollo Nacional, a bank for infrastructure development.

		Mr. Hernández has held the position of Technical Vice Minister of Finance and Public Credit from August 2022 to May 2023. He was also a member of the Board of Directors of Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health in Colombia. He held the positions of chair of the Department of Economics and Research director at Universidad Javeriana.	Nil	N/A

Germán Arce Zapata(3)(5) Bogotá, Colombia Director	February 14, 2024
Mr. Arce currently serves as a director of the Company and has since February 14, 2024. Mr. Arce is the President of the Trust Association and has served in such capacity since 2019. Mr. Arce formerly served as the President of the National Trade Council of Colombia from 2019 until the end of 2023. Mr. Arce holds a M.Sc. in International Securities, Investment and Banking from the University of Reading in the United Kingdom and a B.A. in Economics from the Universidad del Valle.
Mr. Arce has also held prominent positions within the Colombian government and regulatory bodies, including as the Minister of Colombia’s Mines and Energy from 2016 to 2018, Manager of the National Adaptation Fund, a fund controlled by the Colombian Ministry of Finance to manage climate change impacts, from 2014 to 2016, President of Colombia’s National Hydrocarbons Agency in 2013, Colombian Vice Minister of Finance from 2011 to 2013, and as the Colombian General Director of Public Credit from 2010 to 2011.

Additionally, Mr. Arce has been a member of the Board of Directors of the Colombian National Hydrocarbons Agency, National Mining Agency, National Infrastructure Agency, Mining and Energy Planning Unit, and Colombian Geological Service. He was also the president of the Energy and Gas Regulatory Commission.
			Nil	N/A

102

Name, Municipality of Residence and Current Position with the Company	Director Since
Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)
		Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Douglas Bowlby West Vancouver, British Columbia, Canada Executive Vice President & Chief Financial Officer	N/A
Mr. Bowlby currently serves as Executive Vice President & Chief Financial Officer of the Company and has since September 26, 2022. Mr. Bowlby previously served as Senior Vice President, Corporate of Aris Gold (now Aris Holdings) from February 2021 to September 2022 and now serves as Chief Financial Officer and director. Prior to joining Aris Gold, Mr. Bowlby was responsible for the internal management, corporate finance and strategy of BC124 from May 2020 to February 2021. He was formerly the Senior Vice President of Corporate Development of Leagold Mining Corporation from September 2016 to March 2020 when it merged with Equinox Gold Corp. He also was also the Executive Vice President of Corporate Development of Endeavour Mining Corporation from August 1996 to August 2016.
		325,850	0.24%

Richard Thomas Casevel, Portugal Chief Operating Officer	N/A
Mr. Thomas currently serves as Chief Operating Officer of the Company and has since September 26, 2022. Mr. Thomas previously served as Senior Vice President, Technical Services of Aris Gold (now Aris Holdings) from September 2021 to September 2022. Mr. Thomas is a mining engineer with 30 years of experience in both the production and technical disciplines. He has worked in diverse areas of the mining world from Central Asia, South East Asia, Southern and West Africa. Prior to Aris Gold, Mr. Thomas was SVP, Operations with Leagold Mining from March 2016 until it merged with Equinox Gold in December 2019 and served as SVP, Technical Services with Aris Investment Corporation from May 2020 to February 2021. Previously, he was the VP Operations and EVP Technical Services for Endeavour Mining, where he was part of the team that established a mid-tier mining company in West Africa. Prior to that he held the role of VP Mining at Anglogold Ashanti for the Continental Africa Region. Mr. Thomas has worked as a mining consultant in a Johannesburg based company and held a directorship for four years in the same company.
		29,000	0.02%

Alejandro Jimenez Bogotá, Colombia Country Manager, Colombia	N/A
Mr. Jimenez currently serves as Country Manager, Colombia of the Company and has since July 1, 2023. Mr. Jimenez has over 15 years of experience in environmental, social, government legal, and corporate affairs in the resource industry. Prior to joining Aris Mining in 2023, Mr. Jimenez held the roles of Corporate Counsel, Corporate Social Responsibility Manager, Senior Corporate Sustainability Manager and Corporate Affairs Director at Frontera Energy Corp., (Pacific Rubiales Energy Corp.,). In 2019, he became Partner at AVENTTUS SAS, a Corporate Affairs and ESG management firm in Colombia. From 2020 to 2021, Mr. Jimenez served as International Affairs Director at the Colombian Attorney General’s Office in Colombia. Mr. Jimenez is a Lawyer from the University of Los Andes and holds a Master of Laws from the same institution and a Master in Business Administration from Georgetown University – McDonough School of Business, in Washington, D.C.
		11,800	<0.01%

103

Name, Municipality of Residence and Current Position with the Company	Director Since
Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)
			Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Ashley Baker North Vancouver, British Columbia, Canada General Counsel & Corporate Secretary	N/A
Ms. Baker currently serves as General Counsel & Corporate Secretary of the Company and has since September 26, 2022. Ms. Baker previously served as General Counsel & Corporate Secretary of Aris Gold (now Aris Holdings) from February 2021 to September 2022. Previously, Ms. Baker was Vice President, Legal at BC124 from September 2020 to February 2021 and Leagold Mining Corporation from January 2018 until March 2020 when it merged with Equinox Gold Corp. Prior to joining Leagold Mining Corporation, Ms. Baker was a corporate finance and mergers and acquisitions lawyer in the Vancouver office of Blake, Cassels & Graydon LLP.
			40,700	0.03%

Cornelius Lourens Cape Town, South Africa Senior Vice President, Technical Services	N/A	Mr. Lourens currently serves as Senior Vice President, Technical Services and has since January 1, 2024. Mr. Lourens previously served as the Senior Vice President, Technical Services of Equinox Gold Corp. starting in January 2021, and as Senior Vice President, Operations, Brazil of Equinox Gold Corp. from July 2018 to January 2021. Mr. Lourens was also a metallurgical consultant for Leagold Mining from December 2017 to June 2018 and General Manager for Endeavour Mining at Agbaou gold mine in Ivory Coast, and Houndé gold mine in Burkina Faso prior to 2017.	122,221	0.09%

Pamela De Mark Vancouver, British Columbia, Canada Senior Vice President, Geology and Exploration	N/A
Ms. De Mark currently serves as Senior Vice President, Geology and Exploration of the Company and has since October 1, 2023. Ms. De Mark previously served as Senior Vice President, Technical Services of the Company from September 2022 to October 2023 and Vice President, Exploration of Aris Gold (now Aris Holdings) from September 2021 to September 2022. Ms. De Mark is a mining geologist with 30 years of experience in mine production, consulting, management, and finance in the Americas, Australia, Africa, and Europe. Prior to joining Aris Gold, Ms. De Mark was Senior Vice President, Mining Finance with Macquarie Group in Toronto from March 2020 to September 2021, providing capital solutions to the junior mining sector. Previously she was Director, Mineral Resources with Pan American Silver from November 2010 to March 2020, directing the company’s resource and reserve estimates and technical public disclosure. Ms. De Mark holds a Bachelor of Applied Science in Applied Geology from the University of Technology, Sydney. She is a Professional Geologist registered with Engineers and Geoscientists British Columbia, and is a Qualified Person for precious and base metals.
			6,410	<0.01%

104

Name, Municipality of Residence and Current Position with the Company	Director Since
Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or more, and Other Current Public Directorships(1)
		Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(2)	Percentage of Common Shares Held

Giovanna Romero Bogotá, Colombia Senior Vice President, Corporate Affairs and Sustainability	N/A
Ms. Romero currently serves as Senior Vice President, Corporate Affairs and Sustainability of the Company and has since September 26, 2022. Ms. Romero has more than 20 years of experience in corporate affairs and sustainability in the resource sector. She has worked both in public and private companies successfully executing ESG strategies that help maintain the social license to operate. Prior to joining Aris Mining in 2022, Ms. Romero worked at the Cerrejón mine as the Social Dialogue Manager from December 2021 to October 2022 and at ROCA LTDA as Corporate Affairs Manager from February 2020 to November 2021. Ms. Romero has also held the roles of Corporate Affairs Director and Social Responsibility and Sustainability Manager at Frontera Energy – Pacific Exploration from August 2013 to June 2019 and Production, Social Responsibility Manager at C&C Energy and has also worked as a consultant for social, communications, and government engagement. Ms. Romero is a lawyer with a Masters degree in Social Responsibility from the University of Barcelona.
		Nil	N/A

Robert Eckford North Vancouver, British Columbia, Canada Head of Finance	N/A
Mr. Eckford currently serves as Head of Finance of the Company and has since September 26, 2022. Mr. Eckford previously served as Vice President, Finance and as the Chief Financial Officer of Aris Gold (now Aris Holdings) from February 2021 to September 2022 and now serves as a director. Previously, Mr. Eckford was the Chief Financial Officer at BC124 from May 2020 to February 2021 and controller at Leagold Mining Corporation from 2017 to 2020 until it merged with Equinox Gold Corp. and held various finance roles at Yamana Gold Inc., Barrick Gold Corporation, and Eurasian Resources Group (Africa). Mr. Eckford began his career as an Assurance & Advisory Consultant at Ernst & Young Global Limited.
		67,815	0.05%
______________________________
Notes:
(1)The information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, or over which control or direction is exercised not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)Such director is “independent” within the meaning of NI 52-110.
(4)Member of the Audit Committee.
(5)Member of the Compensation Committee of the Company.
(6)Member of the Corporate Governance and Nominating Committee of the Company.
(7)Member of the Sustainability Committee of the Company.
(8)Mr. Telfer’s membership on the Audit Committee will end effective March 7, 2024.
(9)Mr. Hernández will be appointed to the Audit Committee effective March 7, 2024.

As of the date of this Annual Information Form, the directors and executive officers of the Company (as a group) owned, or exerted direction or control over, directly or indirectly, a total of 7,999,463 Common Shares, representing approximately 5.80% of the total number of Common Shares outstanding.
11.1Corporate Cease Trade Orders
Except as described below, no director or executive officer of the Company, is, or within the ten years prior to the date hereof, has been, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation for a period of more than 30 consecutive days while such director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of a company being the subject of such order, or that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer in a company being the subject of such order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of the subject company.

105

Mr. Iacono is the Chief Executive Officer of NG Energy International Corp. (“NG Energy”). NG Energy was unable to file its annual financial statements for the year ended December 31, 2020 and the related management’s discussion and analysis and certifications by the filing deadline of April 30, 2021 as required by applicable securities laws. NG Energy applied for and was granted a management cease trade order (an “MCTO”) on May 4, 2021 under National Policy 12-203 Management Cease Trade Orders. The MCTO was revoked on July 2, 2021.
11.2Corporate Bankruptcies
Except as described below, no director or executive officer, or a Shareholder holding a sufficient number of securities in the capital of the Company to affect materially the control of the Company, is or within ten years prior to the date hereof, has been a director or executive officer of any company, that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Garofalo served as Chair and a director of Great Panther Mining Limited ("Great Panther") from April 2020 to December 2021. On September 6, 2022, Great Panther filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (“BIA”) and on October 4, 2022 was granted an order to convert its proceedings under such legislation into proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther’s securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the BIA following the Supreme Court of British Columbia granting an order terminating of its proceedings under the CCAA.

Mr. Woodyer was a director and Mr. Iacono was a director and Executive Co-Chair of Pacific Exploration & Production Corporation. Effective August 2015, Mr. Woodyer resigned from the board and effective October 2016, Mr. Iacono retired from his position as Executive Co-Chair. In November 2016, Mr. Iacono resigned from the board. Pacific Exploration & Production Corporation undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors’ Arrangement Act (Canada), together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, and ultimately implemented a plan of arrangement and compromise on November 2, 2016.
Mr. Iacono was a director of US Oil Sands Inc. from October 2013 until his resignation in June 2017. On September 14, 2017, the Court of Queen’s Bench of Alberta granted the application of the primary creditor of US Oil Sands Inc. to appoint a receiver and manager over all the assets, undertakings and property of US Oil Sands Inc. Such appointment continues as of the date hereof.
11.3Penalties or Sanctions
Except as described below, no director or executive officer of the Company, and no Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.
Ian Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Pursuant to the settlement agreement, Mr. Telfer paid C$200,000 towards the cost of the investigation.
11.4Personal Bankruptcies
No director or executive officer of the Company, or a Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person, has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

106

The information in the foregoing sections entitled “Corporate Cease Trade Orders”, “Corporate Bankruptcies”, “Penalties or Sanctions” and “Personal Bankruptcies”, has been furnished by the respective directors and/or officers of the Company individually, and are not within the knowledge of the Company.
11.5Conflicts of Interest
Other than as disclosed herein, to the best of our knowledge, there are no known existing or potential material conflicts of interest between the Company or its subsidiaries and any of our directors or officers or a director or officer of our subsidiaries. However, certain of our directors and officers are, or may become, directors or officers of other companies, with businesses which may conflict with our business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company.
Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our articles:
•A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.
•A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.
Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.
ITEM 12.LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
Except as disclosed herein, management is not aware of any current or contemplated material legal proceedings to which the Company is a party or which any of its property is the subject. From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims (if any) are not currently expected to have a material impact on the Company’s financial position.
In May 2018, the Company initiated arbitration proceedings with the International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Colombia seeking compensation for breaches of the investment protection provisions of the Canada-Colombia Free Trade Agreement, stemming from the government’s failure to safeguard the Company’s investment in gold and silver mines in Colombia’s Marmato Mine and Segovia Operations. Because illegal miners have both impeded the Company’s mining operations in these areas and also curtailed access to them, the Company has no exploration operations at the Zona Alta Property or Echandía Property (Marmato Mine) and has not been able to undertake its own mining operations in these areas, including in certain areas of its Segovia Operations. The arbitration proceedings center on claims against Colombia for its non-compliance with obligations under the Canada-Colombia Free Trade Agreement, which effectively continues to preclude the Company from establishing operations at the Zona Alta Property, the Echandía Property in the Marmato Mine and some areas of the Segovia Operations. Colombia objected to the international tribunal’s jurisdiction, which led the parties to the jurisdictional hearing in September 2020. ICSID tribunal rejected Colombia’s objection to jurisdiction, and the case moved forward on the merits. In February 2022, the Company filed the Reply to the Counter-Memorial on the Merits. The respondent subsequently filed its Rejoinder on the Merits and Reply on Jurisdiction in June 2022. The Company filed the final Rejoinder on Jurisdiction in July 2022. The case went to the hearing that was held in September 2022. A post-hearing brief was filed by both the Company and the Republic of Colombia in November 2022, and a closing presentation was delivered to the ICSID tribunal in December 2022. The final submission on costs by both parties was completed in January 2023. The proceedings were closed in February 2023, and the case was presented to the tribunal for the decision at that time.

107

Regulatory Actions
There have been no penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by a securities regulatory authority during the most recently completed financial year of the Company.
There have been no penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision.
The Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulator during the most recent completed financial year of the Company.
ITEM 13.INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than the resignation of Serafino Iacono as the Executive Chair of the Company and the compensation received in connection therewith, and the appointment of the Aris Mining Board and Management (see “General Development of the Business – Year Ended December 31, 2022 – Aris Mining Transaction” for more information), no director or executive officer of the Company or any Shareholder beneficially owning or controlling, directly or indirectly, more than 10% of the issued and outstanding Common Shares, or another of their respective associates or affiliates, has any material interest, direct or indirect, in any transactions within the three most recently completed financial years or during the current financial year or any proposed transactions which has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.
The Company may, on occasion, enter into transactions with other entities within the same group or with parties that have overlapping Shareholders, directors or other related parties. Related party transactions may provide the Company with benefits or better terms than those that are available from arms’ length parties. However, it is also possible that these transactions may benefit the related party while providing little or no benefit to the Company. In some cases, the Company’s controlling Shareholders, if any, may have certain interests that do not fully align with its minority Shareholders and which may harm non-related investors. Also, as an issuer operating in emerging markets, the Company could be subject to increased risk with regard to such related party transactions due to business practices, cultural norms and legal requirements in Colombia. Guyana and Venezuela that differ from North American standards and which may impact the Company’s operations and financial results. As such, the Board is responsible for managing any increased risk from operations which disproportionately advance the interests of the controlling Shareholders at the expense of minority Shareholders. Management and the Board are responsible for the identification and monitoring of any related party transactions to prevent potential risk and protect investors and have implemented policies and procedures, and will continue to refine such policies and procedures, in order to continue to provide such prevention and protection.
ITEM 14.TRANSFER AGENT AND REGISTRAR
Odyssey, at United Kingdom Building, 350 – 409 Granville St., Vancouver, BC, V6C 1T2, is the transfer agent and registrar for the Common Shares, the 2024 Unlisted Warrants and the 2025 Warrants.
TSX Trust, at 301 – 100 Adelaide Street West, Toronto, ON, M5H 4H1, is the trustee for the 2024 Debentures and the 2027 Aris Holdings Notes, and the transfer agent and registrar for the 2024 Warrants.
ITEM 15.MATERIAL CONTRACTS
The Company did not enter into any material contracts during the most recently completed financial year, and has not entered into any material contract before the most recently completed financial year that is still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under NI 51-102 and the contracts set forth below:
a)2020 Aris Gold Indenture;
b)2021 Indenture;
c)2024 Debenture Indenture;
d)2025 Warrant Indenture;
e)RTO Warrant Indenture;
f)Marmato PMPA; and
g)Toroparu PMPA.

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The material contracts described above may be inspected at the head office of the Company at 550 Burrard Street, Suite 2900, Vancouver, BC, V6C 0A3 during normal business hours.
ITEM 16.INTERESTS OF EXPERTS – AUDITORS & QUALIFIED PERSONS
The Company’s independent auditor is KPMG LLP, Chartered Professional Accountants, at its office located at 777 Dunsmuir Street, 11th floor, Vancouver, British Columbia, V7Y 1K3. KPMG LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. KPMG LLP was first appointed as the Company’s auditor on August 20, 2010.

The Segovia Technical Report was prepared by Pamela De Mark, P.Geo., Inivaldo Diaz, CP and Cornelius Lourens, FAusIMM, each of whom is a “qualified person” for the purposes of NI 43‐101. To management’s knowledge, as of the date hereof, Cornelius Lourens is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

The Marmato Technical Report was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, P.Eng., Brian Prosser, PE, SME-RM, Joanna Poeck, SME-RM, MMSAQP, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, B.Eng., PE, Tommaso Roberto Raponi, P.Eng., David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a “qualified person” for the purposes of NI 43‐101. To management’s knowledge, as of the date hereof, except for Pamela De Mark, the authors of the Marmato Technical Report do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company’s associates or affiliates.
The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), Robert Anderson P.Eng, Dr John Willis PhD, BE (MET), MAusIMM (CP) and Dr Henri Sangam, Ph.D., P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101. To management’s knowledge, as of the date hereof, the authors of the Soto Norte Technical Report do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company’s associates or affiliates.
The Toroparu Technical Report was prepared by Ekow Taylor, FAusIMM(CP), Maria Muñoz, MAIG and Karl Haase, P.Eng., each of whom is a “qualified person” for the purposes of NI 43‐101. To management’s knowledge, as of the date hereof, the authors of the Toroparu Technical Report do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of any of the Company’s associates or affiliates.
Inivaldo Diaz, CP, Vice President, Technical Services of the Company’s Colombian operations, who is a “qualified person” within the meaning of this term in NI 43-101, is an author of the Segovia Technical Report. To the knowledge of the Company, Inivaldo Diaz is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.
Pamela De Mark, P.Geo., Senior Vice President, Geology and Exploration of the Company, who is a “qualified person” within the meaning of this term in NI 43-101, is an author of the Segovia Technical Report and the Marmato Technical Report and has prepared sections of this Annual Information Form that are of a scientific or technical nature pertaining to the Company’s mineral projects and has verified the data disclosed herein. To the knowledge of the Company, Pamela De Mark is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares. Except as otherwise noted, Pamela De Mark has reviewed and approved the scientific or technical information contained in this Annual Information Form.
ITEM 17.AUDIT COMMITTEE INFORMATION
The Audit Committee’s Charter
The full text of the Company’s Audit Committee Charter is appended hereto as Appendix “A”.
Composition of the Audit Committee and Relevant Education and Experience
The Audit Committee is currently comprised of three directors of the Company: Mr. Garofalo, Ms. Cambone and Mr. Telfer. Effective March 7, 2024, Mr. Telfer will step down and Mr. Hernández will be appointed to the Audit Committee. Each member of the Audit Committee, including Mr. Hernández, is independent and financially literate for purposes of NI 52-110. Each has numerous years’ business experience and each has held or currently holds executive positions that require oversight and

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understanding of the accounting principles underlying the preparation of the Company’s financial statements and is aware of the internal controls and other procedures necessary for financial control and reporting.
David Garofalo
Mr. Garofalo is the Chair and CEO of the Marshall Precious Metals Funds and Chair and CEO of Gold Royalty Corp., a NYSE-listed royalty company. Mr. Garofalo has also served as a director of Canadian GoldCamps Corp. since August 2020. Previously, Mr. Garofalo was the President and Chief Executive Officer of Goldcorp Inc. from February 2016 to April 2019 and served as a director of Goldcorp Inc. from April 2016 until April 2019. Mr. Garofalo served as the President, Chief Executive Officer and director of Hudbay Minerals Inc. from July 2010 to December 2015. Mr. Garofalo received a Bachelor of Commerce degree from the University of Toronto in 1988 and has FCPA, FCA and ICD.D designations.
Daniela Cambone
Daniela Cambone was hired in 2008 by Kitco.com, the world’s largest gold-related website – to launch and lead a media division, Kitco Media and its content wing, Kitco News. Over the course of a decade, Ms. Cambone successfully established the brand as the preeminent gold and mining news site in the world and brought in 1 million unique visitors daily. In her role as editor-in-chief, Ms. Cambone was responsible for all business and editorial decisions, including driving advertising revenue, ad placement, staffing, conference selection, setting annual and quarterly budgets and establishing key performance indicators for the entire division. Aside from the day-to-day business decisions, Ms. Cambone acted as the brand ambassador and on-air anchor for the video content produced by Kitco News which featured mid-tier, royalty and streaming companies and major producers listed on the TSX, NYSE, NASDAQ and the Australian Securities Exchange. As on-air anchor, Ms. Cambone was required to have a thorough understanding of mining issuers’ financial statements operations in order to effectively hold executives accountable for financial and operational performance. During her time at Kitco, Ms. Cambone also launched the mining division of Kitco.com, Kitco Mining, which became a separate revenue stream focused on the operational aspect of the sector. In 2020 and after 12 years at Kitco, Ms. Cambone was recruited by Stansberry Research to launch and operate a media division for the company. Ms. Cambone holds a Bachelor’s degree in Broadcast Journalism from Montreal’s Concordia University and a Master’s degree in Communications from the University of Rome, where she graduated cum laude.
Ian Telfer
Mr. Telfer has served as the Chair of the Board of the Company since September 26, 2022 and as the Chair of the Board of Aris Gold (now Aris Holdings) from February 2021 to September 2022. Mr. Telfer also served as Chair of the advisory board of Gold Royalty Corp. from September 2020 to August 2021 and has served as a director of Total Helium Ltd. since September 2021. Previously, Mr. Telfer was the Chair of Goldcorp Inc. from February 24, 2005 to April 18, 2019. He previously served as Chair of the World Gold Council and was inducted into the Canadian Mining Hall of Fame in 2015 and the Canadian Business Hall of Fame in 2018.
Gonzalo Hernández Jiménez
Mr. Hernández holds a Ph.D. in Economics from the University of Massachusetts-Amherst, is an Economist from Universidad Javeriana, and is currently a Professor of its Department of Economics. Mr. Hernández is also a director of Ecopetrol, Colombia’s largest and primary oil and gas company, and a director of Financiera de Desarrollo Nacional, a bank for infrastructure development.
Mr. Hernández has held the position of Technical Vice Minister of Finance and Public Credit. He was also a member of the Board of Directors of Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health (ADRES). He has held the positions of chair of the Department of Economics and Research director at Universidad Javeriana.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on exemptions in relation to section 2.4 of NI 52-110 (De Minimis Non-Audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) section 3.2(2) of NI 52-110 (Controlled Companies) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Services), section 3.9 of NI 52-110 (Acquisition of Financial Literacy) or any exemption provided by Part 8 of NI 52-110 (Exemptions).

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Audit Committee Oversight
The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review news releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management. At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Pre-Approval Policies and Procedures
The Company has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services by KPMG LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The list of services is sufficiently detailed as to the particular services to be provided to ensure that: (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.
Subject to the next paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Audit Committee) to pre-approve the provision of permitted services by KPMG LLP which have not otherwise been pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.
All proposed services, or the fees payable in connection with such services, that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.
External Auditor Service Fees (By Category)
The following are the aggregate fees incurred by the Company for services provided by its external auditors during the financial years ended December 31, 2023 and 2022:

	2023		2022
1.Audit Fees	C$1,367,528	(1)(2)	C$998,327	(1)(2)
2.Audit Related Fees	-		-
3.Tax Fees	-		-
4.All Other Fees	-		-
Total	C$1,367,528		C$998,327
Notes:
(1)Audit fees include the aggregate fees for professional services rendered by the external auditors for the audits of the annual financial statements, reviews of interim financial statements, and services provided in connection with statutory and regulatory filings including filing statements and prospectuses for the Company and its subsidiaries.
(2)Audit fees inclusive of audit fees incurred by Aris Holdings, a wholly-owned subsidiary of the Company, following the completion of the Aris Mining Transaction on September 26, 2022.
ITEM 18.ADDITIONAL INFORMATION
Additional information about the Company, including, but not limited to, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s incentive stock option plan is contained in the Company’s most recent management information circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2023 and unaudited quarterly financial statements. This information and other pertinent information regarding the Company can be found on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

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APPENDIX “A”

AUDIT COMMITTEE CHARTER
The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Aris Mining Corporation (the “Company”). The role of the Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to:
a)provide independent and objective oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls;
b)to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies, including:
i.helping directors meet their responsibilities;
ii.facilitating better communication between directors and the external auditor;
iii.enhancing the independence of the external auditor;
iv.increasing the credibility and objectivity of financial reports; and
v.strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.
c)provide a platform for communication among the Company’s auditors, financial and senior management, the Committee and the Board.
While the Committee has the responsibilities and powers set forth in this Charter, management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.
1.COMMITTEE STRUCTURE
Membership
The Committee shall be comprised of at least three members of the Board, each of whom the Board shall determine is free from any relationship that could reasonably be expected to interfere with the exercise of his or her judgment as a member of the Committee and is otherwise “independent” as required under applicable securities rules and stock exchange rules, including within the meaning of National Instrument 52-110 – Audit Committees and as defined under Rule 10A-3 of the Securities Exchange Act of 1934 and Section 803 of the NYSE American Company Guide.
Members of the Committee shall be appointed from time to time by the Board and may be removed from office or replaced at any time by the Board. Any member shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.
Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three directors.
All members of the Committee must be “financially literate”; for the purposes of this Charter “financially literate” shall mean the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Additionally, at least one member of the Committee must be “financially sophisticated” (i.e., have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities, or otherwise qualifies as an audit committee financial expert under General Instruction B(8)(a)(1) of Form 40-F).

Procedures
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair. Minutes of each Committee meeting shall be kept and made available to the Board.
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.
The Committee will meet at least once each fiscal quarter, and as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.
The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.
The Company shall provide the Committee with the resources necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.
The Committee shall have unrestricted access to the Company’s personnel and documents and shall be provided with the resources necessary to carry out its responsibilities and shall discuss with the CEO or CFO such records and other matters considered appropriate.
The Committee shall have the authority to seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s requests.
At the invitation of the Chair, individuals who are not members of the Committee may attend any meeting of the Committee.
2.OPERATION OF THE COMMITTEE
Responsibility for the Company’s financial reporting, accounting systems and internal controls is vested in the officers of the Company and is overseen by the Board.
The responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities. The Committee will have the following duties and responsibilities:
External Auditor
•To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company, with the external auditor reporting directly to the Committee.
•To evaluate and recommend to the Board the compensation of the external auditor, which shall be approved by the Board.
•To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.
•To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

•To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.
•To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.
◦To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:
▪subject to the discretion of the Committee, no member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;
▪subject to the discretion of the Committee, no former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;
▪the CEO must approve all officer hires from the external auditor; and
▪the CEO must report annually to the Committee on any hires within these guidelines during the preceding year.
•To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor, including receipt from the external auditor of a formal written statement delineating all relationships between the Company and the external auditor, consistent with The Public Company Accounting Oversight Board Rule 3526, as applicable.
•Review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.
•To take, or recommend that the Board take, any other appropriate action to oversee the independence of the external auditor.
•To provide the opportunity for open communication between the Company, the external auditor and the Board.
•Review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.
•To discuss the planning of the audit with the external auditor including:
▪the general approach taken in conducting the audit including any areas of particular concern or interest to the Committee or management and any extensions to the audit scope requested by the Committee or management;
▪areas of the financial statements identified as having a high risk of material misstatement and the auditor’s response thereto;
▪the materiality and audit risk level on which the audit is based;
▪the extent of audit work related to internal controls;
▪the planned reliance on the work of other auditors, how the expectations shall be communicated to the other auditors and how their findings shall be communicated to the Committee; and
▪the timing and estimated fees of the audit.
Financial Information and Reporting
•To review the financial statements and related notes of the Company before their submission to the Board, including the annual and interim financial statements, auditors’ opinion, management letters, management’s discussion and analysis of operations and financial news releases for the purpose of recommending approval by the Board prior to its release. Meet with the external auditor, with and without management present, to review the financial statements and the results of their audit, including:

▪assessing the risk that the financial statements contain material misstatements;
▪assessing the accounting principles used and their application, as well as being aware of new and developing accounting standards that may affect the Company;
▪assessing the significant estimates made by management; and
▪assessing the disclosures in the financial statements.
•Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.
•To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.
•To disclose annually in the Company’s Annual Information Form (and by cross-reference, in the Management Information Circular) information on the carrying out of its responsibilities under this Charter and on other matters as required by applicable securities regulatory authorities.
Oversight
•To review and provide appropriate oversight of any related party or conflicted transactions, whether actual or perceived.
•To review the internal audit staff functions, including:
▪the purpose, authority and organizational reporting lines; and
▪the annual audit plan, budget and staffing.
•To review, with the CEO and the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.
•To review and monitor the Company’s major financial risks and risk management policies, the effectiveness and efficiency of such policies, and the steps taken by management to mitigate those risks.
•To review the Company’s disclosure controls and procedures and internal control over financial reporting (the “Controls”), and consider whether the Controls:
▪provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to the Company’s CEO and CFO, particularly during the period in which the Company’s annual filings are being prepared; and
▪provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.
•To meet at least annually with management (including the CEO and CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.
•In connection with the annual audit, review material written matters between the external auditor and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.
•In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.
Other Responsibilities
•Review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

•Establish procedures for:
▪the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
▪the confidential anonymous submission by employees of the Company of concerns regarding potential fraud or questionable accounting or auditing matters, as may be set out in the Company’s Whistleblower Policy;
and review periodically with management and the internal auditors these procedures and any significant complaints received.
3.REPORTS
The Committee shall produce the following reports and provide them to the Board:
(a)an annual performance evaluation of the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate however shall consider this Charter. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report; and
(b)a summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.
4.REVIEW OF CHARTER, AMENDMENT, MODIFICATION AND WAIVER
The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board.
This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of relevant securities regulators and applicable securities laws and stock exchange rules.
Approved by the Board of Directors: September 26, 2022